EASTMAN

Enhancing the quality of life in a material way

Eastman annual report 2025

EASTMAN

Dear fellow Eastman stockholders,

As I write this, I want to acknowledge the remarkable effort and perseverance of the Eastman team around the world. In 2025, we faced one of the most challenging and dynamic years in our history. Yet, through disciplined execution, unwavering focus on cash generation and a steadfast commitment to our innovation-led strategy, we not only endured but also laid the groundwork for stronger years ahead. I am grateful for the resilience, teamwork and purposeful leadership that defined Eastman in 2025 — and I am optimistic about what we will achieve together in 2026.

2025: A year of challenge, delivery and strategic progress

This past year tested many assumptions. We faced the fourth consecutive year of manufacturing recession across global markets with persistent demand weakness in consumer discretionary segments — worsened by trade events, destocking in the Fibers tow business and the ongoing competitive pressures in Chemical Intermediates. With little help from underlying market demand, we remained focused on actions that advanced our strategy, including prioritizing cash generation, defending the value of our products, advancing growth platforms and strengthening our competitive position.

Key performance and strategic highlights from 2025 include:

- **Safety first, always.** Safety remains our nonnegotiable foundation. In 2025, we achieved best-ever results across critical safety metrics, including serious injury and fatality (SIF) rates, days away from work (DAWs) and Occupational Safety and Health Administration (OSHA) recordables. Many sites reached zero incidents, underscoring the depth of our safety culture. The emphasis on process and personal safety is how we sustain reliability, quality and competitiveness. The leadership and discipline shown by our teams in safety set the tone for everything we do.

- **Solid cash generation.** In 2025, we generated $970 million of operating cash flow with a deliberate emphasis on the second half of the year when conditions were most challenging. In the third quarter, we took actions to reduce inventory levels to free up cash, which resulted in a $100 million asset utilization headwind. The strong cash generation provided a buffer to invest in growth platforms and position us for economic recovery.

- **Cost discipline that compounds value.** We delivered cost reductions totaling roughly $100 million in 2025, exceeding the original target of $75 million. These actions improved gross margins, reduced structural costs and strengthened our overall cost posture at a time when inflationary pressures and competitive dynamics were intense.



- **Capital returns and shareholder relations.** We continued our long-standing commitment to returning capital to shareholders, delivering approximately $500 million through dividends and share repurchases. This marked the 16th consecutive year of dividend increases, reinforcing our intent to reward investors while maintaining financial flexibility.

- **Circular economy leadership and innovation momentum.** Our circular platform had a milestone year in 2025. Our Kingsport methanolysis facility realized its operational goals, producing volumes greater than 2.5 times 2024 quantities, achieving very high yields and contributing about $60 million of earnings versus 2024. We developed insights that we could debottleneck the plant's original capacity by 30%, providing us time to develop a capital-efficient approach to our planned second plant. It also allows us to push out a buildup of capital expenditures in this weak environment. These achievements reinforced our leadership in circular solutions and created a solid bridge to future growth in Eastman Renew and other sustainable materials.

- **Commercial execution and customer value.** We maintained pricing discipline and defended product value despite a challenging macroeconomic backdrop. Our commercial teams showed excellence in defending the value of our products, and we remained focused on structural cost discipline throughout the year to protect margins and preserve competitiveness.

The 2025 environment was clearly difficult, but our resilience validated the core elements of our strategic focus: prioritizing cash, investing in sustainable growth platforms, maintaining strong commercial execution and tightly managing costs. Even in the face of headwinds, Eastman demonstrated its ability to control the controllables while positioning ourselves to accelerate growth as macroeconomic conditions improve.

2026 outlook: A pragmatic plan for growth in a challenging environment

We enter 2026 with visibility limited by macroeconomic uncertainty and a continued global manufacturing recession. Our plan assumes demand remains around 2025 levels, and we are intentionally planning to operate with a focus on cash, cost discipline and selective growth investment.

Key elements of our 2026 plan:

- **Strengthen cash generation and working capital management.** We expect operating cash flow to be similar to 2025 levels, supported by improved asset utilization, disciplined working capital practices and productivity gains. A continued emphasis on working capital discipline will be essential as we navigate a cautious demand environment.

- **Aggressive cost reduction and productivity gains.** We have lifted our cost-reduction target for 2026 to a range of $125 million to $150 million (net of inflation), an increase driven by other post-employment benefits plan modifications and other structural actions. This builds on the approximately $100 million we achieved in 2025 and reinforces our ability to protect margins amid price volatility and increased energy costs.

- **Capital allocation that prioritizes return and selective growth.** We plan total capital expenditures of roughly $400 million in 2026. This framework preserves financial flexibility to support mission-critical growth initiatives and selectively fund projects with no expectations to initiate new growth capital projects. We will prioritize investments that align with our strategic priorities and deliver clear value to customers and shareholders.



- **Meaningful volume growth.** In addition, we expect volume growth primarily through:

  – **Innovation that outpaces the market.** The largest driver from innovation comes from our circular platform, where we expect to drive 4%–5% volume/mix growth from the Kingsport methanolysis facility in Advanced Materials in 2026 and approximately $30 million of incremental earnings. We also are driving growth across the company from specialty products, including Tritan™ copolyester, next-generation cosmetics packaging, next-generation interlayers in head-up displays (HUD), biodegradable Aventa™ in food service, and high-purity solvents for semiconductors, which I discuss further in this letter.

  – **Expanded volume initiatives beyond traditional markets.** Given ongoing weak demand in core markets, we will pursue applications outside our traditional specialty base to improve asset utilization, especially in Advanced Materials and Fibers. This approach is expected to begin delivering benefits in the middle of 2026.

  – **Expected additional volume in Chemical Intermediates.** We also expect to have more volume to sell in CI due to substantially lower shutdowns and some modest growth in North America, attributed to reduced imports following customer tariff-related pre-buy.

In addition, we expect meaningful tailwinds due to increased asset utilization as a result of fewer shutdowns and the benefits of growth across the portfolio. We also expect a lift from favorable foreign currency exchange rates.

These actions are designed to improve earnings, generate solid cash flow and position Eastman to grow when markets recover. We recognize that the range of outcomes in 2026 remains wide, but we are confident in our plan and our ability to execute with urgency and discipline.

Innovation: Our strategic growth engine

Innovation remains the engine of Eastman's strategy — driving growth in high-value, sustainable areas and expanding our addressable markets in ways that improve asset utilization and margins. In 2025, we advanced key platforms shaping our future through 2026 and beyond.

We anticipate that several platforms will help drive our growth this year. For Advanced Materials, we expect faster revenue gains from our Renew platform as we boost rPET sales with major brands. We're also achieving new successes in specialty areas like small appliances, commercial drinkware and cosmetics. Innovation remains a priority for our cellulosic biopolymers platform, which includes biodegradable options and Naia™ filament for textiles. In 2026, HUD interlayers are expected to grow thanks to shifting consumer design preferences. In Additives & Functional Products, we're advancing coatings innovation — our EastaPure™ high-purity process solvents are well positioned to support growth in the semiconductor industry. Additionally, our Aventa Renew line is addressing the critical challenge of single-use plastics with compostable materials based on wood pulp, reinforced by our carbon renewal technology. This capability aligns with regulatory and consumer trends toward sustainability in packaging.

Our innovation engine remains intact and is expanding. Even when markets are uncertain, the strategic investments we make in sustainable materials, recycled content platforms and high-end specialty applications are designed to compound value as demand returns. The objective is clear — build durable growth engines that are less sensitive to cyclical swings and more aligned with structural shifts in consumer behavior and regulatory frameworks.



Our people and our investors

To our employees: Your hard work, adaptability and teamwork were the backbone of our progress in 2025. You faced headwinds with professionalism and pressed forward with the safety mindset and execution discipline that define Eastman. The results we achieved in safety, cash generation and strategic progress are a direct reflection of your commitment to our shared purpose. Thank you for your perseverance, ingenuity and the everyday leadership you bring to work.

To our investors: Your continued support and belief in Eastman enable us to invest in our growth platforms and weather periods of uncertainty with greater confidence. We value your engagement and trust as we execute our plan to deliver attractive returns.

Confidence in our path forward

In 2025, our global team proved that Eastman can stay true to its purpose and strategy, even when conditions are difficult. We will carry the lessons learned into 2026: stay focused on the levers we control, accelerate value creation from our innovation platforms, maintain financial discipline, and keep safety front and center. The year ahead will likely present another set of challenges and uncertainties, but it will also offer opportunities to strengthen our competitive position and lay a foundation for a lasting recovery.

Our confidence comes from our people, our products, our innovation platforms and our disciplined approach to growth. We are building a portfolio of high-value, sustainable solutions that customers want now and will continue to want in the future. In short, we expect 2026 to be better than 2025 — more predictable in performance, more efficient in execution, and more capable of delivering the attractive earnings and cash flow for which Eastman is known.

The global Eastman team aims to accomplish much this year. We look forward to sharing our progress and remain committed to rewarding your confidence in us.

Sincerely,

Mark J. Costa
Board Chair and Chief Executive Officer
March 24, 2026





Forward-looking statements

Certain statements made or incorporated by reference in this Annual Report, including the Chairman and CEO's letter, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act (Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "forecasts," "will," "would," "could," and similar expressions, or expressions of the negative of these terms. Forward-looking statements may relate to, among other things, matters such as our expectations, strategies and plans for individual assets and products, businesses and operating segments, and for the whole of Eastman; earnings, cash flow and other expected financial results; dividends; stock repurchases; global and regional economic, political and business conditions; impacts from U.S. tariffs, reciprocal tariffs, and global trade disruption; inflation; foreign currency exchange and interest rate fluctuations; competition; growth opportunities; supply and demand; volume; price; cost; margin and sales; cash sources and requirements, and uses of available cash; expected tax rates and interest costs; anticipated capital allocation; cost reduction efforts and targets; asset allocation; planned and expected capacity increases and utilization; strategic, technology and product innovation initiatives; development, production, commercialization and acceptance of new products, services and technologies; environmental matters and opportunities; pending and future legal proceedings; and our sustainability objectives and plans.

Forward-looking statements are based upon certain underlying assumptions as of the date such statements were made. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. The Company cautions you not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Except as may be required by law, the Company undertakes no obligation to publicly update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise. For more information, see the "Forward-looking statements" and "Risk Factors" sections in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

EASTMAN

TABLE OF CONTENTS

EASTMAN

ABOUT OUR BUSINESS

Eastman Chemical Company ("Eastman" or the "Company") is a global specialty materials company that produces a broad range of products found in items people use every day. Eastman began business in 1920 for the purpose of producing chemicals for Eastman Kodak Company's photographic business and became a public company, incorporated in Delaware, on December 31, 1993. Eastman has 36 manufacturing facilities and has equity interests in four manufacturing joint ventures in 12 countries that supply products to customers throughout the world. The Company's headquarters and largest manufacturing facility are located in Kingsport, Tennessee. With a robust portfolio of specialty businesses, Eastman works with customers to deliver innovative products and solutions with a commitment to safety and sustainability. Eastman's businesses are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. See "Business Segments".

In the first years as a stand-alone company, Eastman was diversified between commodity and more specialty chemical businesses. Beginning in 2004, the Company refocused its strategy and changed its businesses and portfolio of products, first by the divestiture and discontinuance of under-performing assets and commodity businesses and initiatives (including divestiture in 2004 of resins, inks, and monomers product lines, divestiture in 2006 of the polyethylene business, and divestiture from 2007 to 2010 of the polyethylene terephthalate ("PET") assets and business). The Company then pursued growth through the development and acquisition of more specialty businesses and product lines by inorganic acquisition and integration (including acquisitions of Solutia, Inc., a global leader in performance materials and specialty chemicals in 2012, and Taminco Corporation, a global specialty chemical company in 2014) and organic development and commercialization of new and enhanced technologies and products.

Eastman's objective is to be a global specialty materials company that enhances the quality of life in a material way with consistent, sustainable earnings growth and strong cash flow. Integral to the Company's strategy for growth is leveraging its heritage expertise and innovation within its cellulosic biopolymer and acetyl, olefins, polyester, and alkylamine chemistries. For each of these "streams", the Company has developed and acquired a combination of assets and technologies that combine scale and integration across multiple manufacturing units and sites as a competitive advantage. Management uses an innovation-driven growth model which consists of leveraging world class scalable technology platforms, delivering differentiated application development, and relentlessly engaging the market. The Company sells differentiated products into diverse markets and geographic regions and engages the market by collaborating and co-innovating with customers and downstream users in existing and new targeted markets to creatively solve problems. Management believes that this innovation-driven growth model will enable the Company to leverage its proven technology capabilities to improve product mix, increasing emphasis on specialty businesses, and sustaining and expanding market share through leadership in attractive targeted markets.

Management is pursuing specific opportunities to leverage Eastman's innovation-driven growth model with the goal of greater than end-market growth by both sustaining the Company's leadership in existing markets and expanding into new markets.

Central to Eastman's innovation-driven growth model is the Company's dedication to enhance the quality of life in a material way with an ongoing commitment to sustainability. Management approaches sustainability as a source of competitive strength by focusing its innovation strategy on opportunities where disruptive macro trends align with the Company's differentiated technology platforms. Applications development capabilities are used to develop innovative products, applications, and technologies that enable customers' development and sale of sustainable products. Eastman's sustainability-related growth initiatives include targeted product and process innovation that focuses on enhancing product health and safety, end-use product durability, recyclability, and reducing material usage, while lowering GHG emissions associated with climate change. Eastman has focused on communication and collaboration with stakeholders, including policymakers and other interested parties, to build support for the concepts of molecular recycling and mass balance accounting (an accepted and certified protocol by International Sustainability & Carbon Certification ("ISCC") that documents and tracks recycled content through complex manufacturing systems). Eastman has committed to reduce its absolute scope 1 (direct GHG emissions occurring from sources that are owned by Eastman) and scope 2 (indirect GHG associated with the purchase of electricity, steam, heat, or cooling as a result of Eastman's energy use) emissions by 30 percent by 2035, measured from the Company's 2017 baseline year, in order to achieve net-zero operations by 2050, and to innovate to provide products that enable energy savings and GHG emissions reductions to customers and end-users.

The Company's products and operations are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. This organizational structure is based on the management of the strategies, operating models, and sales channels that the various businesses employ and supports the Company's continued transformation towards a global specialty materials company.

ADVANCED MATERIALS SEGMENT

In the AM segment, the Company produces and markets polymers, films, and plastics with differentiated performance properties for value-added end-uses in transportation; durables and electronics; building and construction; medical and pharma; and consumables end-markets. Key technology platforms for this segment include cellulosic biopolymers, copolyesters, and PVB and polyester films.

Eastman's technical, application development, and market development capabilities enable the AM segment to modify its polymers, films, and plastics to control and customize their final properties for the development of new applications with enhanced functionality. For example, Tritan™ copolyesters are a leading solution for food contact applications due to their performance and processing attributes and bisphenol A free ("BPA free") properties. The Saflex™ Q Series product line is a leading acoustic solution for architectural and automotive applications. The Company also maintains a leading solar control technology position in the window films market as well as advanced urethane film and coatings technologies in the paint protection film market. The segment principally competes on differentiated technology and application development capabilities. Management believes the AM segment's competitive advantages also include long-term customer relationships, vertical integration and scale in manufacturing, and leading market positions.

ADDITIVES & FUNCTIONAL PRODUCTS SEGMENT

In the AFP segment, the Company manufactures materials for products in the food, feed, and agriculture; transportation; water treatment and energy; personal care and wellness; building and construction; consumables; and durables and electronics end-markets. Key technology platforms are cellulosic biopolymers, polyester polymers, alkylamine derivatives, and propylene derivatives.

The AFP segment is focused on producing high-value additives that provide critical functionality but which comprise a small percentage of total customer product cost. The segment principally competes on the differentiated performance characteristics of its products and through leveraging its strong customer base and long-standing customer relationships to promote substantial recurring business and product development. A critical element of the AFP segment's success is its close formulation collaboration with customers through advantaged application development capability.

CHEMICAL INTERMEDIATES SEGMENT

Eastman leverages large scale and vertical integration from the cellulosic biopolymers and acetyl and olefins streams to support the Company's specialty operating segments with advantaged cost positions. The CI segment sells excess intermediates beyond the Company's internal specialty needs into end-markets such as industrial chemicals and processing, building and construction, health and wellness, and food and feed. Key technology platforms include acetyls, oxos, and plasticizers.

The CI segment product lines benefit from competitive cost positions primarily resulting from the use of and access to lower cost raw materials, and the Company's scale, technology, and operational excellence. Examples include produced acetic anhydride used in the manufacturing of cellulosic biopolymers and acetyl stream product lines, propylene and ethylene used in the production of olefin derivative product lines such as oxo alcohols and plasticizers. The CI segment also provides superior reliability to customers through its backward integration into readily available raw materials, such as propane, ethane, and propylene.

Several CI segment product lines are affected by cyclicality, most notably olefin and acetyl-based products. This cyclicality is caused by periods of supply and demand imbalance, when either incremental capacity additions are not offset by corresponding increases in demand, or when demand exceeds existing supply. Although future results are expected to fluctuate due to both general economic conditions and industry supply and demand, management has taken steps to reduce the impact of the trough of these cycles, including the use of refinery-grade propylene ("RGP") in the feedstock mix, resulting in reduced participation in the merchant ethylene market and the divestiture of its Texas City Operations in 2023. The Company is now investing in the conversion of existing assets and utilizing licensed metathesis technology to convert ethylene to propylene ("E2P"). This E2P conversion will align the Company's strategy with business needs by balancing ethylene and propylene across the site structurally, improving feedstock mix, and improving downstream propylene usage.

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FIBERS SEGMENT

In the Fibers segment, Eastman manufactures and sells acetate tow and triacetin plasticizers for use in filtration media, primarily cigarette filters; cellulosic filament yarn and staple fibers for use in apparel under the brand Naia™, home furnishings, and industrial fabrics; nonwoven media for use in filtration and friction applications, used primarily in transportation, industrial, and agricultural end-markets; and cellulose acetate flake and acetyl raw materials for other acetate fiber producers.

The Fibers segment's competitive strengths include a reputation for high-quality products, technical expertise, large scale vertically-integrated processes, reliability of supply, internally produced acetate flake supply for Fibers segment's products, a reputation for customer service excellence, and a customer base characterized by strategic long-term customers and end-user relationships. The Company continues to capitalize and build on these strengths to further improve the strategic position of its Fibers segment. To strengthen and stabilize segment earnings, the Company has taken actions such as the establishment of long-term variable pricing in acetate tow customer arrangements and agreements, development of innovative textile and nonwoven applications, and repurposing manufacturing capacity from acetate tow to new products.

The 10 largest Fibers segment customers accounted for approximately 65 percent of the segment's 2025 sales revenue, and include multinational as well as regional cigarette producers, fabric manufacturers, textile distributors, and other acetate fiber producers.

The Company's long history and experience in fibers markets are reflected in the Fibers segment's operating expertise, both within the Company and in support of its customers' processes. The Fibers segment's knowledge of the industry and of customers' processes allows it to assist its customers in maximizing their processing efficiencies, promoting repeat sales, and developing mutually beneficial, long-term customer relationships.

The Company's fully integrated fibers manufacturing process employs unique technology that allows it to use a broad range of high-purity wood pulps for which the Company has dependable sources of supply.

RISK FACTORS

In addition to factors described elsewhere in this Annual Report, the following are the material known factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements made in this Annual Report and elsewhere from time to time. See "Forward-Looking Statements". The risks described below should be carefully considered, some of which have manifested and any of which may occur in the future, in addition to the other information contained in this Annual Report, before making an investment decision with respect to any of the Company's securities. The following risk factors are not necessarily presented in the order of importance. In addition, there may be other factors not currently known to the Company, which could, in the future, materially adversely affect the Company, its business, financial condition, or results of operations. This and other related disclosures made by the Company in this Annual Report, and elsewhere from time to time, represent management's best judgment as of the date the information is given. The Company does not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. Investors are advised, however, to consult any further public Company disclosures (such as in filings with the Securities and Exchange Commission, in Company press releases, or in other public Company presentations) on related subjects.

Risks Related to Global Economy and Industry Conditions

Continued uncertain conditions in the global economy, labor market, and financial markets could negatively impact the Company.

The Company's business and operating results are impacted by global recessions, and the related impacts, such as the credit market crisis, declining consumer and business confidence, fluctuating commodity prices, volatile exchange rates, increasing interest rates, and other challenges that impacted the global economy. Similarly, as a company that operates and sells products worldwide, uncertainty in the global economy, labor market, and capital markets (including impacts from inflation, higher interest rates, changes in governing and legislative bodies, and subsequent changes and disruptions in business, political, and economic conditions) has impacted and may adversely impact demand for and the costs of certain Eastman products and accordingly results of operations. These events may in turn adversely impact the Company's financial condition and cash flows and ability to access the credit and capital markets under attractive rates and terms, negatively impacting the Company's liquidity or ability to pursue certain growth initiatives.

In addition, the Federal Reserve in the U.S. and other central banks in various countries have raised interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world.

Volatility in costs for strategic raw material and energy commodities or disruption in the supply and transportation of these commodities and in transportation of Company products could adversely impact the Company's financial results.

Eastman is reliant on certain strategic raw material and energy commodities for its operations and utilizes certain risk management tools to mitigate market fluctuations in raw material and energy costs. The cost and availability of these raw materials and energy commodities can be adversely impacted by factors such as business and economic conditions, anomalous severe weather events, natural disasters, global pandemics, plant interruptions, supply chain and transportation disruptions, changes in laws or regulations, levels of unemployment and inflation, currency exchange rates, higher interest rates, war or other outbreak of hostilities or terrorism (such as the ongoing Russia/Ukraine conflict), and breakdown or degradation of transportation and supply chain infrastructure.

Inflationary pressures affecting the general economy, energy markets, and certain raw materials have increased the Company's operating costs. While the Company has undertaken efforts to offset many of these costs through various pricing actions, these risk mitigation measures do not eliminate all exposure to market fluctuations. In addition to these inflationary pressures, the Company has experienced certain supply chain challenges impacting its ability to secure certain raw materials and timely distribute products to customers. To mitigate the effects of these and other supply chain disruptions, the Company has implemented multifaceted sourcing, warehousing, and delivery strategies to focus on building resilient and redundant supply positions, and minimizing disruptions to customers by using alternate shipping methods to expedite delivery times. The Company's geographic footprint has also helped reduce exposure to localized risks.

Prolonged periods of heightened inflation or supply chain disruptions could have a material, adverse impact on the Company's financial performance and results of operations.

The Company's substantial global operations subject it to risks of doing business in other countries that could adversely impact its business, financial condition, and results of operations.

More than half of Eastman's sales for 2025 were to customers outside of North America. The Company expects sales from international markets to continue to represent a significant portion of its sales. Also, a significant portion of the Company's manufacturing capacity is located outside of the United States. Accordingly, the Company's business is subject to risks related to the differing legal, political, cultural, social and regulatory requirements, and economic conditions of many jurisdictions. Fluctuations in currency exchange rates may impact product demand and may adversely impact the profitability in U.S. dollars of products and services provided in foreign countries. Volatility or unfavorable movements in currency exchange rates may adversely impact Eastman's financial condition or cash flows. Although the Company employs a variety of techniques to mitigate the impact of exchange rate fluctuations, there cannot be a guarantee that such hedging and risk management strategies will be effective, and Eastman's results of operations could be adversely affected.

The U.S. and foreign countries may also adopt or increase restrictions on foreign trade or investment, including currency exchange controls, tariffs or other taxes, or limitations on imports or exports (including recent and proposed changes in U.S. trade policy and resulting retaliatory actions by other countries, including China, which may increasingly reduce demand for and increase costs of impacted products or result in U.S.-based trade counterparties limiting trade with U.S.-based companies or non-U.S. customers limiting their purchases from U.S.-based companies). Certain legal and political risks are also inherent in the operation of a company with Eastman's global scope. For example, it may be more difficult for Eastman to enforce its agreements or collect receivables through foreign legal systems. There is also a risk that foreign governments may nationalize private enterprises in certain countries where Eastman operates. Also, changes in general economic and political conditions in countries where Eastman operates are a risk to the Company's financial performance. As Eastman continues to operate its business globally, its success will depend, in part, on its ability to anticipate and effectively manage and mitigate these and other related risks. There can be no assurance that the consequences of these and other factors relating to its multinational operations will not have an adverse impact on Eastman's business, financial condition, or results of operations.

Risks Related to the Company's Business and Strategy

The Company's business is subject to operating risks common to chemical and specialty materials manufacturing businesses, any of which could disrupt manufacturing operations or related infrastructure and adversely impact results of operations.

As a global specialty materials company, Eastman's business is subject to operating risks common to chemical manufacturing, storage, handling, and transportation, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, transportation and supply chain interruptions, remediation, chemical spills, and discharges or releases of toxic or hazardous substances or gases. Significant limitation on the Company's ability to manufacture products due to disruption of manufacturing operations or related infrastructure could have a material adverse impact on the Company's sales revenue, costs, results of operations, credit ratings, and financial condition. Disruptions could occur due to internal factors such as computer or equipment malfunction (accidental or intentional), operator error, or process failures; or external factors such as supply chain disruption, computer or equipment malfunction at third-party service providers, natural disasters, changes in laws or regulations, war or other outbreak of hostilities or terrorism, cyber-attacks, or breakdown or degradation of transportation and supply chain infrastructure used for delivery of supplies to the Company or for delivery of products to customers. Unplanned disruptions of manufacturing operations or related infrastructure could be significant in scale and could negatively impact operations, neighbors, and the environment, and could have a negative impact on the Company's results of operations.

In addition, as a chemical and materials manufacturing company, efficient inventory management is also a critical component of Eastman's business success. If inventory management decisions do not accurately forecast customer demand, buying trends and patterns, or seasonality, the Company may have to recognize unanticipated expenses or make pricing adjustments to dispose of the excess inventory, which can adversely impact Eastman's financial results.

The Company is subject to operating risks related to its information technology infrastructure, including service interruptions, data corruption, cyber-based attacks, or network security incidents, which could cause operations to be disrupted, product manufacturing to be delayed, or data confidentiality to be impaired.

Eastman depends on information technology ("IT") to enable the Company to operate safely, interface with employees, vendors and customers, and maintain its internal control environment. The Company's IT systems are maintained with a risk-based approach for the implementation of security protocols, system updates, employee training, and engagement of external experts. Eastman's risk-based approach is integrated with the Company's overall risk management strategy. Eastman's IT capabilities are delivered through a combination of internal and external services and service providers.

Despite the Company's efforts to mitigate cybersecurity risk, its business may be impacted by system shutdowns, service disruptions, or cybersecurity incidents. Cybersecurity incidents, data breaches, and operational disruptions are constantly evolving, becoming more sophisticated, and conducted by groups and individuals with a wide range of expertise and motives, including foreign governments, cyber terrorists, cyber criminals, malicious employees, and other insiders and outsiders. Such an incident could result in unauthorized access or disclosure of confidential or personal information, and loss of trade secrets and intellectual property. In addition, the Company may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to the Company, its current or former employees, customers, or suppliers, and may become exposed to legal action, governmental investigations, enforcement actions, and regulatory fines. The Company may also be required to spend additional resources to restore systems or repair damage caused by a cybersecurity incident. These risks may also be present for the Company's joint venture partners, suppliers, or acquired businesses.

The Company has been in the past, and likely will be in the future, subject to cyber-attacks related to its information systems. Although none of the previous cyber-attacks have had a material adverse impact on the Company's operations or financial results, no assurances can be provided that any future disruptions due to these, or other circumstances, will not have such an impact.

The Company is subject to risks associated with the potential use of artificial intelligence in the Company's own operations and by third-party partners that the Company may engage with.

Eastman has been increasingly using AI tools and more traditional data science practices in its operations, research and development, and other areas to improve efficiency and effectiveness. The Company may be exposed to risks in cases where it utilizes AI in connection with certain business activities now or in the future. In addition, the use of AI by Eastman, its employees, or any of its third-party partners may result in unauthorized disclosure of data, which can result in, among other things, reputational harm, loss of confidence by the Company's customers or employees, penalties, litigation costs, or legal liability. Analyses, results, or business processes relying on AI may also be deficient, inaccurate, or biased, and the Company may fail to identify in a timely fashion, or at all, if or to the extent that is the case.

Growth initiatives may not achieve desired business or financial objectives and may require significant resources in addition to or different from those available or in excess of those estimated or budgeted for such initiatives.

Eastman continues to identify and pursue growth opportunities through both organic and inorganic initiatives, such as Eastman's sustainable innovation initiatives, which aim to develop a more "circular economy." These and other growth opportunities include development and commercialization of innovative new products and technologies, expansion into new markets and geographic regions through, among other means, alliances, ventures, and acquisitions that complement and extend the Company's portfolio of businesses and capabilities. Such initiatives are necessarily constrained by availability and development of additional resources.

There can be no assurance that such innovation, development and commercialization, investments, or acquisitions and alliances (including integration of acquired businesses) will receive necessary governmental or regulatory approvals, or result in financially successful commercialization of products, or acceptance by existing or new customers, or successful entry into new markets or otherwise achieve their underlying strategic business objectives or that they will be beneficial to the Company's results of operations. There also can be no assurance that capital projects for growth efforts can be completed within the time or at the costs projected due to, among other things, demand for and availability of construction materials and labor, obtaining regulatory approvals and operating permits, and reaching agreement on terms of key agreements and arrangements with potential suppliers and customers. Any such delays or cost overruns or the inability to obtain such approvals or to reach such agreements on acceptable terms could negatively impact the returns from any proposed or current investments and projects.

The Company is the subject of various legal proceedings, and may be subject to future claims, that could have a material adverse effect on the business, financial condition, and results of operations.

From time to time, Eastman is involved in various legal proceedings or other commercial disputes and other legal and regulatory proceedings relating to its business. Due to the inherent uncertainties of litigation, commercial disputes, including claims related to product quality, defects, or use, or other legal or regulatory proceedings, management cannot accurately predict their ultimate outcome, including the outcome of any related appeals. Although management establishes reserves based on the assessment of contingencies related to legal claims asserted against the Company, subsequent developments may affect its assessment and estimates of the loss contingency recorded as a reserve and require payments in excess of the Company's reserves, which could have an adverse effect on Eastman's business, financial conditions, and results of operations. Although the Company maintains liability insurance coverage, potential litigation claims could be excluded, limited by self-insured retentions, or exceed coverage limits under the terms of the Company's insurance policies.

If Eastman is unable to protect its intellectual property rights, the Company's competitive position, financial condition, and results of operations could be adversely impacted.

Eastman relies on its intellectual property rights both in the U.S. and in foreign countries, including patents, trade secrets, trademarks, trade names, and copyrights to protect its investment in research and development and its competitive commercial positions in manufacturing and branding its products. Because of the differences in foreign trademark, patent, and other laws concerning intellectual property rights, the intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S., which could result in inconsistent protection or loss of valuable intellectual property rights in some countries. If the Company is not successful in protecting its intellectual property rights, Eastman's business, financial condition, and results of operations may be adversely affected.

Significant acquisitions or divestitures could expose the Company to risks and uncertainties, the occurrence of any of which could materially adversely affect the Company's business, financial condition, and results of operations.

While acquisitions and divestitures have been and continue to be a part of Eastman's strategy, acquisitions of large companies and acquisitions or divestitures of businesses subject the Company to a number of risks and uncertainties, the occurrence of any of which could have a material adverse effect on Eastman. These include, but are not limited to, the possibility that the actual and projected future financial performance of the acquired or remaining business may be significantly worse than expected. In the case of an acquired business and as reported in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates – Impairment of Long-Lived Assets - Goodwill" in this Annual Report, the carrying values of goodwill, indefinite-lived intangible assets, and certain assets from acquisitions may, as has been the case for certain acquired assets, be impaired resulting in non-cash charges to future earnings. In the case of a divested business, the divestiture could reduce Eastman's revenue and, potentially, margins and increase its costs and liabilities in the form of transition costs and retained liabilities from the operations divested, including environmental liabilities.

If Eastman were to incur significant additional indebtedness, it may constrain the Company's ability to access the credit and capital markets at attractive interest rates and favorable terms, which may negatively impact the Company's liquidity or ability to pursue certain growth initiatives. The Company also may not be able to achieve the cost, revenue, tax, or other "synergies" expected from any acquisition, or that there may be delays in achieving any such synergies. In addition, management's time and effort may be dedicated to the integration of the new business or specific assets or product lines or separation of the divested business or specific assets or product lines resulting in a loss of focus on the successful operation of the Company's legacy businesses. The Company also may be required to expend significant additional resources in order to integrate any acquired business or specific assets or product lines into Eastman or separate any divested business or specific assets or product lines from Eastman. As such, the integration or separation efforts may not achieve the expected benefits.

The Company may be subject to indemnity claims relating to properties or businesses it has divested or acquired.

In connection with the sale of certain properties and businesses, Eastman has agreed to indemnify the purchasers of such properties for certain types of matters, including unknown contingent liabilities for environmental matters or tax liabilities. In addition, the Company has assumed liabilities related to certain properties it has acquired. With respect to environmental matters, the discovery of contamination arising from properties that the Company has divested or acquired may expose it to liability for environmental matters, including indemnity obligations under the sale agreements with the buyers of such properties or cleanup obligations and other damages under applicable environmental laws. Eastman may not have insurance coverage for such indemnity obligations or cash flows to make such indemnity or other payments.

Certain agreements by which the Company has acquired companies require the former owners to indemnify Eastman against certain liabilities related to the operation of those companies prior to Eastman's acquisition. Similarly, the purchasers of the Company's disposed operations may, from time to time, agree to indemnify it for operations of such businesses after the closing. There can be no assurance that the indemnity agreements will be sufficient to protect Eastman against the full amount of any liabilities that may arise, or that the indemnitors will be able to fully satisfy their indemnification obligations. The failure to receive amounts for which Eastman is entitled to indemnification could adversely affect Eastman's financial condition and results of operations. For information regarding potential environmental remediation costs, see Note 13, "Environmental Matters and Asset Retirement Obligations", to the Company's consolidated financial statements in this Annual Report.

Failure to attract and retain talented personnel could adversely affect the Company's ability to compete and achieve its strategic objectives.

Eastman's future success in achieving its performance and growth goals depends on its ability to attract, retain, develop, and motivate highly skilled personnel. The Company has experienced, and continues to experience, an increasingly competitive hiring environment for skilled employees at its manufacturing and other sites, which has generally increased the cost of hiring or retaining talented employees essential to its success. In addition, effective succession planning is paramount to its long-term success. It is critical that Eastman identifies and develops succession candidates for senior management and other key positions throughout the organization. Failure to timely identify and develop succession candidates heightens the risk associated with the unexpected departure of key employees. Eastman's inability to ensure effective transfer of knowledge and transitions involving key employees could adversely impact its strategic planning and execution, which could adversely affect Eastman's business, financial condition, and results of operations.

Risks Related to Regulatory Changes and Compliance

Legislative, regulatory, or voluntary actions, or violations thereof, could increase the Company's future health, safety, environmental, and other compliance costs and legal costs or have an adverse impact on the Company's ability to operate in foreign countries.

Eastman, its facilities, and its businesses are subject to complex health, safety, and environmental laws, regulations, and related voluntary actions, both in the U.S. and internationally, which require and will continue to require significant expenditures to remain in compliance with such laws, regulations, and voluntary actions. The Company's manufacturing activities, both inside and outside of the U.S., are subject to regulation by various federal, state, local, and foreign laws, regulations, rules, and government agencies concerning, among other things, air emissions, discharges to land and water, and the generation, handling, treatment, and disposal of hazardous waste and other materials. Actual or alleged violations of environmental, health, or safety laws and regulations could result in restrictions or prohibitions on manufacturing operations as well as substantial damages, penalties, fines, civil, or criminal sanctions and remediation costs. Eastman has incurred, and will continue to incur, significant costs and capital expenditures to comply with these laws and regulations, which may adversely impact its business and financial results. Future developments and more stringent environmental regulations may require the Company to make significant expenditures for environmental protection equipment, compliance, and remediation.

The Company's accruals for such costs and associated liabilities are subject to changes in estimates on which the accruals are based. For example, any amount accrued for environmental matters reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number of and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, chemical control regulations and actions, and testing requirements could result in higher costs.

The global nature of Eastman's business could subject the Company to risks of violations, or allegations, associated with the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar foreign anti-bribery and anti-corruption laws. These anti-bribery laws and regulations generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Further, the accounting provisions of the FCPA require the maintenance of accurate books and records of all company transactions. Alleged or actual violations of these laws could subject the Company to substantial civil and/or criminal fines and penalties, which could have a material adverse effect on Eastman's business, reputation, operating results, and financial condition. Further, the Company is required to comply with U.S. or foreign government regulations on trade sanctions and embargoes. A violation thereof could subject the Company to regulatory enforcement actions, including a loss of export privileges and significant civil and criminal penalties and fines.

Financial, regulatory, physical and transition risks associated with climate change could materially adversely affect the Company's business, financial condition, and results of operations.

Extreme weather events linked to climate change, including hurricanes and other storms, flooding, extreme heat and drought, create physical risks to Eastman's manufacturing operations, as well as those of its key suppliers, which could result in operating disruptions and additional costs. While the Company's sustainability and "circular economy" innovation initiatives are sources of competitive strength, future changes in legislation and regulation and related voluntary actions associated with physical impacts of climate change may increase the likelihood that the Company's manufacturing facilities will in the future be impacted by carbon requirements, regulation of greenhouse gas emissions, and energy policy. In addition, such changes may require additional capital expenditures, increase costs or limit the supply of raw materials and energy choices, and result in other direct and indirect compliance or other costs. Such changes could also result in decreased demand for products related to carbon-based energy sources or increased demand for goods that result in lower emissions than competing products.

Changes in tax laws, regulations or treaties or adverse determinations by taxing or other governmental authorities could increase the Company's tax liabilities or otherwise affect its business, financial condition or results of operations.

The multinational nature of Eastman's business subjects it to taxation in the United States and other foreign jurisdictions. Changes to income tax laws and regulations or in the interpretation of such laws in any of the jurisdictions in which it operates, including new legislation, such as the One Big Beautiful Bill Act, or the unfavorable resolution of tax matters could significantly increase the Company's effective tax rate and adversely impact its financial condition or results of operations. Eastman could also be affected by, among other things, changes in the mix of earnings in countries with differing statutory tax rates, expirations of tax holidays, changes in the valuation of deferred tax assets and liabilities, and changes in liabilities for uncertain tax positions. In addition, the U.S. and foreign countries may impose additional taxes or otherwise tax Eastman's income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates - Income Taxes" in this Annual Report. For example, the Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum tax. Several jurisdictions in which Eastman operates have enacted laws effective January 1, 2024, consistent with the OECD's framework. Details around the global minimum tax in most jurisdictions remain uncertain. The Company has so far experienced a modest increase in tax obligations in jurisdictions it conducts business, a large portion of which is expected to be temporary due to the OECD's January 5, 2026 "side by side" arrangement. Eastman will continue to monitor and evaluate impacts.

The Company's insurance may not fully cover all potential exposures.

Eastman maintains property, casualty, business interruption, and other insurance, but coverage limits may not be sufficient to cover all risks associated with the hazards of its business. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance policies may become unavailable or available only for reduced amounts of coverage. In addition, from time to time, various types of insurance for specialty chemical companies have not been available on commercially acceptable terms or, in some cases, have not been available at all. For some risks, the Company may elect not to obtain insurance but instead self-insure. Losses and liabilities from uninsured or underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on Eastman's business, financial condition, and results of operations.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is based upon the consolidated financial statements of Eastman Chemical Company ("Eastman" or the "Company"), which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), and should be read in conjunction with the Company's consolidated financial statements and related notes, included in this Annual Report. All references to earnings per share ("EPS") contained in this report are to diluted EPS unless otherwise noted. EBIT is the GAAP measure earnings before interest and taxes.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements in conformity with GAAP, management must make decisions which impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and assumptions on which to base estimates and judgments that affect the reported amounts of assets, liabilities, sales revenue and expenses, fair value of disposal groups, and related disclosure of contingent assets and liabilities. On an ongoing basis, Eastman evaluates its estimates, including those related to impairment of long-lived assets, environmental costs, pension and other postretirement benefits, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the critical accounting estimates described below are the most important to the fair presentation of the Company's financial condition and results. These estimates require management's most significant judgments in the preparation of the Company's consolidated financial statements.

Impairment of Long-Lived Assets

Definite-lived Assets

Properties and equipment and definite-lived intangible assets to be held and used by Eastman are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of properties and equipment and the review of definite-lived intangible assets is performed at the asset group level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the carrying amount is not considered to be recoverable, an analysis of potential impairment is triggered. An impairment is recognized for the excess of the carrying amount of the asset over the estimated fair value. The Company's assumptions to estimate cash flows in the evaluation of impairment related to long-lived assets are subject to change and impairments may be required in the future resulting in a charge to earnings.

Goodwill

Goodwill is an asset determined as the residual of the purchase price over the fair value of identified assets and liabilities acquired in a business combination. Eastman conducts testing of goodwill for impairment annually in the fourth quarter or more frequently when events and circumstances indicate an impairment may have occurred. The testing of goodwill is performed at the "reporting unit" level which the Company has determined to be its "components". Components are defined as an operating segment or one level below an operating segment, and in order to be a reporting unit, the component must 1) be a "business" as defined by applicable accounting standards (an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to the investors or other owners, members, or participants); 2) have discrete financial information available; and 3) be reviewed regularly by Company operating segment management. The Company aggregates certain components into reporting units based on economic similarities.

An impairment is recognized when the reporting unit's estimated fair value is less than its carrying value. The Company elected to perform a qualitative impairment assessment of goodwill in 2025. The qualitative assessment identified three reporting units where a quantitative assessment was needed to confirm that goodwill was not impaired. For those reporting units, the Company used an income approach, specifically a discounted cash flow model, in testing the carrying value of goodwill for each reporting unit for impairment. Key assumptions and estimates used in the Company's 2025 goodwill impairment testing included projections of revenues and EBIT determined using the Company's annual multi-year strategic plan, the estimated weighted average cost of capital ("WACC"), and projected long-term growth rates. The Company believes these assumptions are consistent with those a hypothetical market participant would use given circumstances that were present at the time the estimates were made. However, actual results and amounts may be significantly different from the Company's estimates. In addition, the use of different estimates or assumptions could result in materially different estimated fair values of reporting units. The WACC is calculated incorporating weighted average returns on debt and equity from market participants. Therefore, changes in the market, which are beyond the control of the Company, may have an impact on future estimates of fair value.

The Company had $3.7 billion of goodwill as of December 31, 2025. As a result of the goodwill impairment testing performed during fourth quarter 2025, fair values were determined to significantly exceed the carrying values for each reporting unit tested with the exception of performance films (part of the Advanced Materials operating segment). Two of the most critical assumptions used in the calculation of the fair value of the performance films reporting unit are the target market long-term growth rate and the WACC. The Company performed a sensitivity analysis of both of those assumptions, assuming a 50 basis point decrease in the expected long-term growth rate or a 50 basis point increase in the WACC, and both scenarios independently yielded an estimated fair value for the performance films reporting unit above the carrying value. As of December 31, 2025, goodwill allocated to the performance films reporting unit was $812 million. Declines in market conditions or forecasted revenue and EBIT could result in a future impairment of goodwill.

Indefinite-lived Intangible Assets

Indefinite-lived intangible assets, consisting primarily of tradenames, are tested for potential impairment by comparing the estimated fair value to the carrying amount. The Company elected to perform a quantitative impairment assessment of indefinite-lived intangible assets in fourth quarter 2025. The qualitative assessment did not identify indicators of impairment, and it was determined that it is more likely than not the fair value of indefinite-lived intangible assets was greater than their carrying value. When a quantitative impairment assessment is performed, the Company uses an income approach, specifically the relief from royalty method, to test indefinite-lived intangible assets for potential impairment. The estimated fair value of tradenames is determined based on projections of revenue and an assumed royalty rate savings, discounted by the calculated market participant WACC plus a risk premium. The Company had $351 million in indefinite-lived intangible assets at December 31, 2025. There were no impairments of the Company's indefinite-lived intangible assets as a result of the tests performed during fourth quarter 2025. Declines in market conditions or forecasted revenue could result in a future impairment of indefinite-lived intangible assets.

The Company will continue to monitor both goodwill and indefinite-lived intangible assets for any indication of events which might require additional testing before the next annual impairment test and could result in material impairment charges.

For additional information related to impairment of long-lived assets, see Note 1, "Significant Accounting Policies", Note 4, "Properties and Accumulated Depreciation", Note 5, "Goodwill and Other Intangible Assets", and Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Environmental Costs

Eastman recognizes environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company recognizes the minimum undiscounted amount. This undiscounted amount reflects liabilities expected to be paid within approximately 30 years and the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs. Estimated future environmental expenditures for undiscounted remediation costs ranged from $285 million to $509 million with a best estimate or minimum of $285 million at December 31, 2025. The best estimate or minimum estimated future environmental expenditures are considered to be probable and reasonably estimable and include the amounts recognized at December 31, 2025.

For additional information, see Note 13, "Environmental Matters and Asset Retirement Obligations", to the Company's consolidated financial statements in this Annual Report.

Pension and Other Postretirement Benefits

Eastman maintains defined benefit pension and other postretirement benefit plans that provide eligible employees with retirement benefits. The estimated amounts of the costs and obligations related to these benefits primarily reflect the Company's assumptions related to discount rates and expected return on plan assets. For the Company's U.S. and non-U.S. defined benefit pension plans, the Company assumed weighted average discount rates of 5.26 percent and 4.81 percent, respectively, and weighted average expected returns on plan assets of 7.50 percent and 5.13 percent, respectively, at December 31, 2025. The Company assumed a weighted average discount rate of 5.13 percent for its other postretirement benefit plans at December 31, 2025. The estimated cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

The projected benefit obligation as of December 31, 2025 and expense for 2026 are affected by year-end 2025 assumptions. The following table illustrates the sensitivity to changes in the Company's long-term assumptions in the assumed discount rate and expected return on plan assets for all pension and other postretirement benefit plans. The sensitivities below are specific to the time periods noted. They also may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown.

Change in Assumption	Impact on 2026 Pre-tax Benefits Expense (Excludes mark-to-market impact) for Pension Plans	Impact on December 31, 2025 Projected Benefit Obligation for Pension Plans		Impact on 2026 Pre-tax Benefits Expense (Excludes mark-to-market impact) for Other Postretirement Benefit Plans	Impact on December 31, 2025 Benefit Obligation for Other Postretirement Benefit Plans
		U.S.	Non-U.S.		
25 basis point decrease in discount rate	$-2 Million	$+26 Million	$+20 Million	<-$0.5 Million	$+4 Million
25 basis point increase in discount rate	$+1 Million	$-26 Million	$-18 Million	<+$0.5 Million	$-4 Million
25 basis point decrease in expected return on plan assets	$+5 Million	No Impact	No Impact	<+$0.5 Million	No Impact
25 basis point increase in expected return on plan assets	$-5 Million	No Impact	No Impact	<-$0.5 Million	No Impact

The assumed discount rate and expected return on plan assets used to calculate the Company's pension and other postretirement benefit obligations are established each December 31. The assumed discount rate is based upon a portfolio of high-grade corporate bonds, which are used to develop a yield curve. This yield curve is applied to the expected cash flows of the pension and other postretirement benefit obligations. Because future health care benefits under the U.S. benefit plan have been fixed at a certain contribution amount, changes in the health care cost trend assumptions do not have a material impact on results of operations. The expected return on plan assets is based upon prior performance and the long-term expected returns in the markets in which the plans invest their funds, primarily in U.S. and non-U.S. fixed income securities, U.S. and non-U.S. public equity securities, private equity, and real estate. Moreover, the expected return on plan assets is a long-term assumption and on average is expected to approximate the actual return on plan assets. Actual returns will be subject to year-to-year variances and could vary materially from assumptions.

The Company calculates service and interest cost components of net periodic benefit costs for its significant defined benefit pension and other postretirement benefit plans by applying the specific spot rates along the yield curve to the plans' projected cash flows. This cost approach does not affect the measurement of the total benefit obligation or the annual net periodic benefit cost or credit of the plans because the change in the service and interest costs will be offset in the mark-to-market ("MTM") actuarial gain or loss. The MTM gain or loss, as described in the next paragraph, is typically recognized in the fourth quarter of each year or in any other quarters in which an interim remeasurement is triggered.

The Company uses fair value accounting for plan assets. If actual experience differs from actuarial assumptions, primarily discount rates and long-term assumptions for asset returns which were used in determining the current year expense, the difference is recognized as part of the MTM net gain or loss in fourth quarter each year, and any other quarter in which an interim remeasurement is triggered. See the calculation of the MTM pension and other post-retirement benefits (gain) loss table below in "NON-GAAP FINANCIAL MEASURES - Non-GAAP Financial Measures - Non-Core and Unusual Items Excluded from Earnings".

While changes in obligations do not correspond directly to cash funding requirements, it is an indication of the amount the Company will be required to contribute to the plans in future years. The amount and timing of such cash contributions is dependent upon interest rates, actual returns on plan assets, retirements, attrition rates of employees, and other factors.

For further information regarding pension and other postretirement benefit obligations, see Note 11, "Retirement Plans", to the Company's consolidated financial statements in this Annual Report.

Income Taxes

Amounts of deferred tax assets and liabilities on Eastman's Consolidated Statements of Financial Position are based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The ability to realize deferred tax assets is evaluated through the forecasting of taxable income, using historical and projected future operating results, the reversal of existing temporary differences, and the availability of tax planning opportunities. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In the event that the actual outcome of future tax consequences differs from management estimates and assumptions, the resulting change to the provision for income taxes could have a material impact on the consolidated results of operations and statements of financial position. As of December 31, 2025, valuation allowances of $731 million have been provided against certain deferred tax assets.

The calculation of income tax liabilities involves uncertainties in the application of complex tax laws and regulations, which are subject to legal interpretation and management judgment. Eastman's income tax returns are regularly examined by federal, state and foreign tax authorities, and those audits may result in proposed adjustments which could result in additional income tax liabilities and income tax expense. Income tax expense could be materially impacted to the extent the Company prevails in a tax position, when the statute of limitations expires for a tax position for which there is an established liability for unrecognized tax benefits, or to the extent payments are required in excess of the established liability for unrecognized tax benefits.

For further information, see Note 8, "Income Taxes", to the Company's consolidated financial statements in this Annual Report.

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures, and the accompanying reconciliations of the non-GAAP financial measures to the most comparable GAAP measures, are presented below in this section and in "Overview", "Results of Operations", "Summary by Operating Segment", and "Liquidity and Other Financial Information - Cash Flows" in this MD&A.

Management discloses non-GAAP financial measures, and the related reconciliations to the most comparable GAAP financial measures, because it believes investors use these metrics in evaluating longer term period-over-period performance, and to allow investors to better understand and evaluate the information used by management to assess the Company's and its operating segments' performances, make resource allocation decisions, and evaluate organizational and individual performances in determining certain performance-based compensation. Non-GAAP financial measures do not have definitions under GAAP, and may be defined differently by, and not be comparable to, similarly titled measures used by other companies. As a result, management cautions investors not to place undue reliance on any non-GAAP financial measure, but to consider such measures alongside the most directly comparable GAAP financial measure.

Company Use of Non-GAAP Financial Measures

Non-Core Items and any Unusual or Non-Recurring Items Excluded from Non-GAAP Earnings

In addition to evaluating Eastman's financial condition, results of operations, liquidity, and cash flows as reported in accordance with GAAP, management evaluates Company and operating segment performance, and makes resource allocation and performance evaluation decisions, excluding the effect of transactions, costs, and losses or gains that do not directly result from Eastman's normal, or "core", business and operations, or are otherwise of an unusual or non-recurring nature.

Non-core, unusual, or non-recurring items include transactions, costs, and losses or gains relating to, among other things, cost reductions, growth and profitability improvement initiatives, changes in businesses and assets, and other events outside of the Company's core business operations, and have included asset impairments, restructuring, and other charges and gains; costs of and related to acquisitions; gains and losses from and costs related to dispositions, closures, or shutdowns of businesses or assets; financing transaction costs; environmental and other costs related to previously divested businesses, non-operational sites and product lines, and discontinued programs; mark-to-market losses or gains for pension and other postretirement benefit plans; the impact from significant tax law changes; and unusual or non-recurring income tax reserves or adjustments.

Because non-core, unusual, or non-recurring transactions, costs, and losses or gains may materially affect the Company's, or any particular operating segment's, financial condition or results in a specific period in which they are recognized, management believes it is appropriate to evaluate the financial measures prepared and calculated in accordance with both GAAP and the related non-GAAP financial measures excluding the effect on the Company's results of these non-core, unusual, or non-recurring items. In addition to using such measures to evaluate results in a specific period, management evaluates such non-GAAP measures, and believes that investors may also evaluate such measures, because such measures may provide more complete and consistent comparisons of the Company's, and its segments', operational performance on a period-over-period historical basis and, as a result, provide a better indication of expected future trends.

Non-GAAP Debt Measure

Eastman from time to time evaluates and discloses to investors and securities and credit analysts the non-GAAP debt measure "net debt", which management defines as total borrowings less cash and cash equivalents. Management believes this metric is useful to investors and securities and credit analysts to provide them with information similar to that used by management in evaluating the Company's overall financial position, liquidity, and leverage and because management believes investors, securities analysts, credit analysts and rating agencies, and lenders often use a similar measure to assess and compare companies' relative financial position and liquidity.

Non-GAAP Measures in this Annual Report

The following non-core items are excluded by management in its evaluation of certain earnings results in this Annual Report:

- Asset impairments, restructuring, and other charges, net;
- Cost of sales impact from restructuring activities;
- Mark-to-market pension and other postretirement benefit plans gains and losses resulting from the changes in discount rates and other actuarial assumptions and the difference between actual and expected returns on plan assets during the period; and
- Environmental and other costs from previously divested businesses, non-operational sites and product lines, and discontinued programs.

The following unusual items are excluded by management in its evaluation of certain earnings results in this Annual Report:

- Income tax related items.

As described above, the alternative non-GAAP measure of debt, "net debt", is also presented in this Annual Report.

Non-GAAP Financial Measures - Non-Core and Unusual Items Excluded from Earnings

(Dollars in millions)	2025	2024
Non-core items impacting EBIT:		
Cost of sales impact from restructuring activities	$ 2	$ 7
Asset impairments, restructuring, and other charges, net	96	51
Mark-to-market pension and other postretirement benefits (gain) loss, net	(6)	(54)
Environmental and other costs	62	16
Total non-core items impacting EBIT	154	20
Less: Items impacting provision for income taxes:		
Tax effect for non-core items	34	1
Income tax related items	(33)	(7)
Total items impacting provision for income taxes	1	(6)
Total items impacting net earnings attributable to Eastman	$ 153	$ 26

Below is the calculation of the "Other components of post-employment (benefit) cost, net" that are not included in the above non-core item "mark-to-market pension and other postretirement benefits loss (gain), net" and that are included in the non-GAAP results.

(Dollars in millions)	2025	2024
Other components of post-employment (benefit) cost, net	$ (25)	$ (72)
Service cost	26	30
Net periodic benefit (credit) cost	1	(42)
Less: Mark-to-market pension and other postretirement benefits (gain) loss, net	(6)	(54)
Components of post-employment (benefit) cost, net included in non-GAAP earnings measures	$ 7	$ 12

Below is the calculation of the MTM pension and other post-retirement benefits (gain) loss disclosed above.

(Dollars in millions)	2025		2024	
Actual return and percentage of return on assets	$ 166	8 %	$ 81	4 %
Less: expected return on assets	125	6 %	128	6 %
Mark-to-market gain (loss) on assets	41		(47)	
Actuarial (loss) gain [1]	(35)		101	
Total mark-to-market (loss) gain	$ 6		$ 54	
Global weighted-average assumed discount rate for year ended December 31:	5.12 %		5.33 %	

[1] Actuarial (loss) gain resulted primarily from the change in discount rates from the prior year and changes in other actuarial assumptions.

For more detail about MTM pension and other postretirement benefit plans net gains and losses, including actual and expected return on plan assets and the components of the net gain or loss, see "Critical Accounting Estimates - Pension and Other Postretirement Benefits" above, and Note 11, "Retirement Plans", "Summary of Changes - Actuarial (gain) loss, Actual return on plan assets, and Reserve for third party contributions", and "Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income - Mark-to-market pension and other postretirement benefits (gain) loss, net" to the Company's consolidated financial statements in this Annual Report.

This MD&A includes the effect of the foregoing on the following GAAP financial measures:

- Gross profit,
- Other components of post-employment (benefit) cost, net,
- Other (income) charges, net,
- EBIT,
- Provision for income taxes,
- Net earnings attributable to Eastman,
- Diluted EPS, and
- Total borrowings.

Other Non-GAAP Financial Measures

Adjusted Tax Rate and Provision for Income Taxes

In interim periods, Eastman discloses non-GAAP earnings with an adjusted effective tax rate and a resulting adjusted provision for income taxes using the Company's forecasted tax rate for the full year as of the end of the interim period. The adjusted effective tax rate and resulting adjusted provision for income taxes are equal to the Company's projected full year effective tax rate and provision for income taxes on earnings excluding non-core, unusual, or non-recurring items for completed periods. The adjusted effective tax rate and resulting adjusted provision for income taxes may fluctuate during the year for changes in events and circumstances that change the Company's forecasted annual effective tax rate and resulting provision for income taxes excluding non-core, unusual, or non-recurring items. Management discloses this adjusted effective tax rate, and the related reconciliation to the GAAP effective tax rate, to provide investors more complete and consistent comparisons of the Company's operational performance on a period-over-period interim basis and on the same basis as management evaluates quarterly financial results to provide a better indication of expected full year results.

Alternative Non-GAAP Cash Flow Measures

In addition to the non-GAAP measures presented in this Annual Report and other periodic reports, management may occasionally evaluate and disclose to investors and securities analysts the non-GAAP measure cash provided by or used in operating activities excluding certain non-core, unusual, or non-recurring sources or uses of cash or including cash from or used by activities that are managed as part of core business operations ("adjusted cash provided by or used in operating activities") when analyzing, among other things, business performance, liquidity and financial position, and performance-based compensation. Management has used this non-GAAP measure in conjunction with the GAAP measure cash provided by or used in operating activities because it believes it is an appropriate metric to evaluate the cash flows from Eastman's core operations that are available for organic and inorganic growth initiatives and because it allows for a more consistent period-over-period presentation of such amounts. In its evaluation, management generally excludes the impact of certain non-core and unusual activities and decisions of management that it does not consider core, ongoing components of operations and the decisions to undertake or not to undertake such activities may be made irrespective of the cash generated from operations, and generally includes cash from or used in activities that are managed as operating activities and in business operating decisions. Management has disclosed this non-GAAP measure and the related reconciliation to investors, securities analysts, credit analysts and rating agencies, and lenders to allow them to better understand and evaluate the information used by management in its decision-making processes and because management believes investors and securities analysts use similar measures to assess Company performance, liquidity, and financial position over multiple periods and to compare these with other companies.

From time to time, Eastman may evaluate and disclose to investors and securities analysts an alternative non-GAAP measure of "free cash flow", which management defines as net cash provided by or used in operating activities less the amount of net capital expenditures (typically the GAAP measure additions to properties and equipment, net of government incentives). In addition, Eastman may disclose to investors and securities analysts an alternative non-GAAP measure of "free cash flow yield", which management defines as annual free cash flow divided by the Company's market capitalization, and "free cash flow conversion", which management defines as annual free cash flow divided by adjusted net income. Management believes these metrics can be useful to investors and securities analysts in comparing cash flow generation with that of peer and other companies.

EASTMAN

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Alternative Non-GAAP Earnings Measures

From time to time, Eastman may also disclose to investors and securities analysts the non-GAAP earnings measures "Adjusted EBIT Margin", "Adjusted EBITDA", "Adjusted EBITDA Margin", "Return on Invested Capital" (or "ROIC"), and "Adjusted ROIC". Management defines Adjusted EBIT Margin as the GAAP measure EBIT adjusted to exclude the same non-core, unusual, or non-recurring items as are excluded from the Company's other non-GAAP earnings measures for the same periods divided by the GAAP measure sales revenue in the Company's Consolidated Statement of Earnings, Comprehensive Income and Retained Earnings for the same periods. Adjusted EBITDA is EBITDA (net earnings before interest, taxes, depreciation and amortization) adjusted to exclude the same non-core, unusual, or non-recurring items as are excluded from the Company's other non-GAAP earnings measures for the same periods. Adjusted EBITDA Margin is Adjusted EBITDA divided by the GAAP measure sales revenue in the Company's Consolidated Statement of Earnings, Comprehensive Income and Retained Earnings for the same periods. Management defines ROIC as net earnings plus interest expense after tax divided by average total borrowings plus average stockholders' equity for the periods presented, each derived from the GAAP measures in the Company's financial statements for the periods presented. Adjusted ROIC is ROIC adjusted to exclude from net earnings the same non-core, unusual, or non-recurring items as are excluded from the Company's other non-GAAP earnings measures for the same periods. Management believes that Adjusted EBIT Margin, Adjusted EBITDA, Adjusted EBITDA Margin, ROIC, and Adjusted ROIC are useful as supplemental measures in evaluating the performance of and returns from Eastman's operating businesses, and from time to time uses such measures in internal performance calculations. Further, management understands that investors and securities analysts often use similar measures of Adjusted EBIT Margin, Adjusted EBITDA, Adjusted EBITDA Margin, ROIC, and Adjusted ROIC to compare the results, returns, and value of the Company with those of peer and other companies.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Eastman's products and operations are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. Eastman uses an innovation-driven growth model which consists of leveraging world class scalable technology platforms, delivering differentiated application development capabilities, and relentlessly engaging the market. The Company's world class technology platforms, scale advantage, and sustainability macrotrends form the foundation of the Company's research and development ("R&D") and innovation initiatives. Molecular recycling technologies continue to be an area of investment focus for the Company and extends the level of differentiation afforded by our world class technology platforms. Eastman began operating the world's largest polyester molecular recycling facility in 2024. Differentiated application development converts market complexity into opportunities for growth and accelerates innovation by enabling a deeper understanding of the value of Eastman's products and how they perform within customers' and end-user products. Key areas of application development include thermoplastic conversion, functional films, coatings formulations, textiles, and personal and home care formulations. The Company engages the market by working directly with customers and downstream users, targeting attractive markets, and leveraging disruptive macro trends. Management believes that these elements of the Company's innovation-driven growth model, combined with disciplined portfolio management and balanced capital deployment, will result in consistent, sustainable earnings growth and strong cash flow from operations.

Sales, EBIT, and EBIT excluding non-core items were as follows:

(Dollars in millions)	2025	2024
Sales	$ 8,752	$ 9,382
Earnings before interest and taxes	776	1,278
Earnings before interest and taxes excluding non-core items	930	1,298

Sales revenue decreased in 2025 compared to 2024 due to lower sales volume primarily driven by acetate tow customer inventory destocking and industry capacity share adjustments as well as end-market weakness in most consumer discretionary end markets. EBIT excluding non-core items decreased in 2025 compared to 2024 primarily due to lower sales volume, lower selling prices and higher raw material and energy costs, and lower asset utilization. These factors were partially offset by cost reduction initiatives, lower manufacturing costs, and lower variable compensation costs.

Further discussion of sales revenue and EBIT changes is presented in "Results of Operations" and "Summary by Operating Segment" in this MD&A.

Net earnings and EPS and adjusted net earnings and EPS were as follows:

(Dollars in millions, except diluted EPS)	2025 $	2025 EPS	2024 $	2024 EPS
Net earnings attributable to Eastman	$ 474	$ 4.10	$ 905	$ 7.67
Total non-core and unusual items, net of tax	153	1.32	26	0.22
Net earnings attributable to Eastman excluding non-core and unusual items	$ 627	$ 5.42	$ 931	$ 7.89

The Company generated $970 million and $1.3 billion of cash from operating activities in 2025 and 2024, respectively.

RESULTS OF OPERATIONS

Eastman's results of operations as presented in the Company's consolidated financial statements in this Annual Report are summarized and analyzed below.

EASTMAN
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales

(Dollars in millions)	2025	2024	Change
Sales	$ 8,752	$ 9,382	(7)%
Volume / product mix effect			(6)%
Price effect			(1)%
Exchange rate effect			— %

Sales revenue decreased in 2025 compared to 2024 due to decreases across all operating segments except the AFP segment. Further discussion by operating segments is presented in "Summary of Operating Segment" in this MD&A.

Gross Profit

(Dollars in millions)	2025	2024	Change
Gross profit	$ 1,844	$ 2,290	(19)%
Costs of sales impact from restructuring activities	2	7	
Gross profit excluding non-core items	$ 1,846	$ 2,297	(20)%

Gross profit in 2025 included inventory adjustments related to the decommissioning of certain assets at performance films facilities in North America. Gross profit in 2024 included inventory adjustments related to the closure of a solvent-based resins production line at an advanced interlayers facility in North America.

Excluding these non-core items, gross profit decreased in 2025 compared to 2024 due to lower sales volume and higher raw material and energy costs and lower selling prices. Further discussion of sales revenue and EBIT changes is presented in "Summary by Operating Segment" in this MD&A.

Selling, General and Administrative Expenses

(Dollars in millions)	2025	2024	Change
Selling, general and administrative expenses	$ 658	$ 736	(11)%

Selling, general and administrative ("SG&A") expense decreased in 2025 compared to 2024 primarily as a result of cost reduction initiatives and lower variable compensation costs.

Research and Development Expenses

(Dollars in millions)	2025	2024	Change
Research and development expenses	$ 255	$ 250	2 %

R&D expenses slightly increased in 2025 compared to 2024 primarily due to strategic investment in innovation.

Asset Impairments, Restructuring, and Other Charges, Net

(Dollars in millions)	2025	2024
Asset impairments	$ 33	$ 5
Severance charges	39	25
Restructuring and other charges	24	21
Total	$ 96	$ 51

For detailed information regarding asset impairments, restructuring, and other charges, net see Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Other Components of Post-employment (Benefit) Cost, Net

(Dollars in millions)	2025	2024	Change
Other components of post-employment (benefit) cost, net	$ (25)	$ (72)	(65)%
Mark-to-market pension and other postretirement benefit gain (loss), net	6	54	
Other components of post-employment (benefit) cost, net excluding non-core item	$ (19)	$ (18)	6 %

For more information regarding "Other components of post-employment (benefit) cost, net" see Note 1, "Significant Accounting Policies", and Note 11, "Retirement Plans", to the Company's consolidated financial statements in this Annual Report.

Other (Income) Charges, Net

(Dollars in millions)	2025	2024
Foreign exchange transaction losses (gains), net	$ 9	$ 11
(Income) loss from equity investments and other investment (gains) losses, net	1	—
Environmental and other costs	62	16
Other, net	12	20
Other (income) charges, net	$ 84	$ 47
Environmental and other costs	(62)	(16)
Other (income) charges, net excluding non-core items	$ 22	$ 31

Other (income) charges, net in 2025 and 2024 included environmental and other costs related to previously divested businesses, non-operational sites and product lines, and discontinued programs. Excluding these non-core items, Other (income) charges, net decreased in 2025 compared to 2024 primarily due to lower factoring fees and foreign exchange transaction losses. For more information regarding components of foreign exchange transaction losses, see Note 10, "Derivative and Non-Derivative Financial Instruments", to the Company's consolidated financial statements in this Annual Report.

Earnings Before Interest and Taxes

(Dollars in millions)	2025	2024	Change
EBIT	$ 776	$ 1,278	(39)%
Cost of sales impact from restructuring activities	2	7	
Asset impairments, restructuring, and other charges, net	96	51	
Mark-to-market pension and other postretirement benefit (gain) loss, net	(6)	(54)	
Environmental and other costs	62	16	
EBIT excluding non-core items	$ 930	$ 1,298	(28)%

For more information regarding items that impact EBIT, see "Overview", and items described above in "Results of Operations".

Net Interest Expense

(Dollars in millions)	2025		2024		Change
Gross interest expense	$	234	$	233	— %
Less: Capitalized interest		15		17	
Interest Expense		219		216	
Less: Interest income		11		16	
Net interest expense	$	208	$	200	4 %

Net interest expense increased in 2025 compared to 2024 primarily as a result of lower interest income and lower capital expenditures.

Provision for Income Taxes

(Dollars in millions)	2025			2024		
		$	%		$	%
Provision for income taxes and effective tax rate	$	93	16 %	$	170	16 %
Tax provision for non-core items [1]		34			1	
Income tax related items [2]		(33)			(7)	
Adjusted provision for income taxes and effective tax rate	$	94	13 %	$	164	15 %

[1]   Provision for income taxes for non-core items is calculated using the tax rate for the jurisdiction where the gains are taxable and the expenses are deductible.

[2]   Full year 2025 includes a benefit from releasing reserves related to prior tax law changes and charges related to the enactment of the One Big Beautiful Bill Act (the "Act") and unusual macroeconomic conditions impacting certain deferred tax assets in the U.S. Full year 2024 includes tax expense associated with a previously divested business.

Provision for income taxes and effective tax rate in 2025 and 2024 included the tax effect of non-core items and other income tax related items. Excluding these items, adjusted provision for income taxes decreased in 2025 compared to 2024 primarily as a result of changes in unrecognized tax benefits and the tax effect of decreased adjusted earnings, partially offset by foreign tax effects due to the Company's mix of earnings and effects of cross border tax laws, net of credits.

For more information, see Note 8, "Income Taxes", to the Company's consolidated financial statements in this Annual Report.

Net Earnings Attributable to Eastman and Diluted Earnings per Share

(Dollars in millions, except per share amounts)	2025				2024			
		$		EPS		$		EPS
Net earnings and diluted earnings per share attributable to Eastman	$	474	$	4.10	$	905	$	7.67
Non-core items, net of tax: [1]								
Cost of sales impact from restructuring activities		1		0.01		5		0.04
Asset impairments, restructuring, and other charges, net		75		0.65		41		0.36
Mark-to-market pension and other postretirement benefit (gain) loss, net		(3)		(0.03)		(40)		(0.34)
Environmental and other costs		47		0.41		13		0.10
Unusual items:								
Income tax related items		33		0.28		7		0.06
Adjusted net earnings and diluted earnings per share attributable to Eastman	$	627	$	5.42	$	931	$	7.89

[1]   The provision for income taxes for non-core items is calculated using the tax rate for the jurisdiction where the gains are taxable and the expenses are deductible.

SUMMARY BY OPERATING SEGMENT

Eastman's products and operations are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. For additional financial and product information for each operating segment, see "Business - Business Segments" in this Annual Report and Note 20, "Segment and Regional Sales Information", to the Company's consolidated financial statements in this Annual Report.

Advanced Materials Segment

					Change	
(Dollars in millions)		2025	2024		$	%
Sales	$	2,880	$ 3,050	$	(170)	(6)%
Volume / product mix effect					(137)	(4)%
Price effect					(36)	(2)%
Exchange rate effect					3	— %
Earnings before interest and taxes	$	319	$ 442	$	(123)	(28)%
Cost of sales impact from restructuring activities		2	4		(2)	
Asset impairments, restructuring, and other charges, net		28	18		10	
Earnings before interest and taxes excluding non-core items		349	464		(115)	(25)%

Sales revenue decreased in 2025 compared to 2024 primarily due to lower sales volume in the advanced interlayers and performance films product lines. Lower sales volume in the advanced interlayers product line was driven by weakness in the building and construction end market. Lower sales volume in the performance films product line was driven by weak consumer discretionary spending in the automotive end-market. Sales volume in the specialty plastics product line was relatively flat as growth from innovation offset a weak consumer durables end-market and impacts from tariff uncertainty.

EBIT in 2025 included inventory adjustments and asset impairments, restructuring, and other charges, net related to the decommissioning of certain assets at performance films facilities in North America and certain terminated capital projects within the performance films product line. EBIT in 2024 included inventory adjustments, and asset impairments, restructuring, and other charges, net related to the closure of a solvent-based resins production line. For more information regarding asset impairments, restructuring, and other charges, net, see Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Excluding these non-core items, EBIT decreased in 2025 compared to 2024 due to $116 million lower sales volume and $9 million higher raw material and energy costs and lower selling prices. This was partially offset by cost reduction initiatives and lower SG&A expenses.

Additives & Functional Products Segment

(Dollars in millions)	2025	2024	Change $	%
Sales	$ 2,880	$ 2,862	$ 18	1 %
Volume / product mix effect			(82)	(3)%
Price effect			82	3 %
Exchange rate effect			18	1 %
Earnings before interest and taxes	$ 512	$ 487	$ 25	5 %
Cost of sales impact from restructuring activities	—	3	(3)	
Asset impairments, restructuring, and other charges, net	4	—	4	
Earnings before interest and taxes excluding non-core items	516	490	26	5 %

Sales revenue remained relatively unchanged in 2025 compared to 2024 primarily due to higher selling prices offset by lower sales volume. Higher selling prices were driven by cost-pass-through contracts. Lower sales volume in the building and construction and automotive end-markets were partially offset by growth in the water treatment, medical and pharma, and electronics end-markets.

EBIT in 2025 included asset impairments, restructuring, and other charges, net related to the closure of a heat-transfer fluids production line at a specialty fluids and energy facility in North America. EBIT in 2024 included inventory adjustments related to the closure of a solvent-based resins production line. For more information see Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Excluding these non-core items, EBIT increased in 2025 compared to 2024 due to lower SG&A expenses and lower operating costs, partially offset by $19 million lower sales volume.

Chemical Intermediates Segment

(Dollars in millions)	2025	2024	Change $	%
Sales	$ 1,925	$ 2,134	$ (209)	(10)%
Volume / product mix effect			(110)	(5)%
Price effect			(103)	(5)%
Exchange rate effect			4	— %
Earnings (loss) before interest and taxes	$ (60)	$ 101	$ (161)	(159)%
Asset impairments and restructuring, and other charges, net	9	—	9	
Environmental and other costs	13	—	13	
Earnings (loss) before interest and taxes excluding non-core items	(38)	101	(139)	(138)%

Sales revenue decreased in 2025 compared to 2024 due to lower sales volume, primarily in the building and construction and durables end markets, and lower selling prices primarily due to competitive pressure in Asia.

EBIT in 2025 included asset impairments, restructuring, and other charges, net related to the termination of certain capital projects and other costs related to the discontinuation of licensing programs in the Asia Pacific region. For more information see Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Excluding these non-core items, EBIT decreased in 2025 compared to 2024 primarily due to $121 million lower selling prices and higher raw material and energy costs and $27 million lower sales volume, partially offset by lower SG&A expenses.

Fibers Segment

(Dollars in millions)

	2025	2024	Change $	Change %
Sales	$ 1,050	$ 1,318	$ (268)	(20)%
Volume / product mix effect			(256)	(19)%
Price effect			(10)	(1)%
Exchange rate effect			(2)	— %
Earnings before interest and taxes	$ 283	$ 454	$ (171)	(38)%
Asset impairments, restructuring, and other charges, net	2	—	2	
Earnings before interest and taxes excluding non-core item	285	454	(169)	(37)%

Sales revenue decreased in 2025 compared to 2024 primarily due to lower sales volume in the acetate tow product line attributed to customer inventory destocking and industry capacity share adjustments, and lower textiles sales volume into Europe and Asia due to impacts of tariffs on demand.

EBIT in 2025 included asset impairments, restructuring, and other charges, net due to a loss on sale related to the 2022 closure of an acetate yarn manufacturing facility in Europe. For more information see Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Excluding this non-core item, EBIT decreased in 2025 compared to 2024 primarily due to $129 million lower sales volume and $51 million higher raw material and energy costs and lower selling prices. These higher costs were partially offset by lower SG&A expenses.

Other

(Dollars in millions)

	2025	2024
Sales	$ 17	$ 18
Loss before interest and taxes		
Growth initiatives and businesses not allocated to operating segments	$ (178)	$ (208)
Asset impairments, restructuring, and other charges, net	(53)	(33)
Pension and other postretirement benefit plans income (expense), net not allocated to operating segments	14	62
Other income (charges), net not allocated to operating segments	(61)	(27)
Loss before interest and taxes	$ (278)	$ (206)
Asset impairments, restructuring, and other charges, net	53	33
Mark-to-market pension and other postretirement benefits (gain) loss, net	(6)	(54)
Environmental and other costs	49	16
Loss before interest and taxes excluding non-core items	(182)	(211)

Sales and costs related to growth initiatives, including the cellulosic biopolymer and circular economy platforms, R&D costs, certain components of pension and other postretirement benefits, and other expenses and income not identifiable to an operating segment are included in "Other".

Loss before interest and taxes in 2025 and 2024 included severance charges related to corporate cost reduction initiatives; environmental and other costs related to previously divested businesses, non-operational sites and product lines, discontinued programs, and profitability improvement initiatives. For more information regarding Non-GAAP items, see "Non-GAAP Financial Measures" in this MD&A. For more information regarding asset impairments, restructuring, and other charges, net, see Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", to the Company's consolidated financial statements in this Annual Report.

EASTMAN

SALES BY CUSTOMER LOCATION

| | Sales Revenue | | | |
| | | | Change | |
(Dollars in millions)	2025	2024	$	%
United States and Canada	$ 3,818	$ 3,937	$ (119)	(3)%
Europe, Middle East, and Africa	2,304	2,571	(267)	(10)%
Asia Pacific	2,137	2,363	(226)	(10)%
Latin America	493	511	(18)	(4)%
Total	$ 8,752	$ 9,382	$ (630)	(7)%

Sales revenue decreased 7 percent in 2025 compared to 2024. Lower sales revenue was due to lower sales volume and unfavorable product mix across all regions and operating segments, as well as lower selling prices in the Asia Pacific region.

See Note 20, "Segment and Regional Sales Information", to the Company's consolidated financial statements in this Annual Report for segment sales revenues by customer location.

LIQUIDITY AND OTHER FINANCIAL INFORMATION

Cash Flows

The Company had cash and cash equivalents as follows:

| | December 31, | |
(Dollars in millions)	2025	2024
Cash and cash equivalents	$ 566	$ 837

Cash flows from operations, cash and cash equivalents, and other sources of liquidity are expected to be available and sufficient to meet known short and long-term cash requirements. However, the Company's cash flows from operations can be affected by numerous factors including risks associated with global operations, raw material availability and cost, demand for and pricing of Eastman's products, capacity utilization, and other factors described under "Risk Factors" in this Annual Report. Management believes maintaining a financial profile that supports a solid investment grade credit rating is important to its long-term strategy and financial flexibility.

| | For years ended December 31, | |
(Dollars in millions)	2025	2024
Net cash provided by (used in):		
Operating activities	$ 970	$ 1,287
Investing activities	(462)	(534)
Financing activities	(797)	(454)
Effect of exchange rate changes on cash and cash equivalents	18	(10)
Net change in cash and cash equivalents	(271)	289
Cash and cash equivalents at beginning of period	837	548
Cash and cash equivalents at end of period	$ 566	$ 837

Cash provided by operating activities decreased $317 million primarily due to lower net earnings and higher variable compensation payout partially offset by lower working capital driven by inventory consumption in 2025 compared to build in 2024.

Cash used in investing activities decreased $72 million due to lower capital expenditure primarily for methanolysis plastic-to-plastic molecular recycling manufacturing facilities.

Cash used in financing activities increased $343 million primarily due to lower proceeds from borrowings partially offset by lower repayment of borrowings and lower stock repurchases. For additional information, see "Liquidity and Other Financial Information - Debt and Other Commitments" in this MD&A.

Working Capital Management

Eastman applies a proactive and disciplined approach to working capital management to optimize cash flow and to enable a full range of capital allocation options in support of the Company's strategy. Eastman expects to continue utilizing the programs described below to support operating cash flow consistent with the Company's past practices.

The Company engages in off-balance sheet, uncommitted accounts receivable factoring programs as a routine part of its ordinary business operations. Through these programs, entire invoices may be sold to third-party financial institutions, the vast majority of which are without recourse. Under these agreements, the Company sells the invoices at face value, less a transaction fee, which substantially equals the carrying value and fair value with no gain or loss recognized, and no credit loss exposure is retained. Available capacity under these programs, which the Company uses as a routine source of working capital funding, is dependent on the level of accounts receivable eligible to be sold and the financial institutions' willingness to purchase such receivables. The total amounts sold in both 2025 and 2024 were $2.7 billion. Based on the original terms of receivables sold for certain programs and actual outstanding balance of receivables under servicing agreements, the Company estimates that $346 million and $385 million of these receivables would have been outstanding as of December 31, 2025 and 2024, respectively, had they not been sold under these factoring programs.

Eastman works with suppliers to optimize payment terms and conditions on accounts payable to enhance timing of working capital and cash flows. The Company has a voluntary supplier finance program to provide suppliers with the opportunity to sell receivables due from Eastman to a participating financial institution. The Company also maintains a structured payables program that utilizes a payables processing arrangement with a financial institution to support the processing and settlement of freight and logistics invoices. See Note 1, "Significant Accounting Policies", to the Company's consolidated financial statements in this Annual Report for additional information regarding both programs.

Debt and Other Commitments

Eastman has debt and other commitments for debt securities, credit facilities, interest payable, purchase obligations, operating leases, and other liabilities. A summary of the Company's debt and other commitment obligations as of December 31, 2025 for each of the next five years and beyond is included in Note 12, "Leases and Other Commitments", to the Company's consolidated financial statements in this Annual Report.

At December 31, 2025, Eastman's borrowings totaled $4.8 billion with various maturities. Estimated future payments of debt securities assumes the repayment of principal upon stated maturity, and actual amounts and the timing of such payments may differ materially due to repayment or other changes in the terms of such debt prior to maturity. See Note 9, "Borrowings", to the Company's consolidated financial statements in this Annual Report, for more information regarding total borrowings and related activity.

Amounts in other liabilities represent the current estimated cash payments required to be made by the Company primarily for pension and other postretirement benefits, accrued compensation benefits, environmental loss contingency estimates, uncertain tax liabilities, and commodity and foreign exchange hedging in the periods indicated. Due to uncertainties in the timing of the effective settlement of tax positions with taxing authorities, management is unable to determine the timing of payments related to uncertain tax liabilities and these amounts are included in the "2031 and beyond" line item.

The amount and timing of pension and other postretirement benefit payments included in other liabilities is dependent upon interest rates, health care cost trends, actual returns on plan assets, retirement and attrition rates of employees, continuation or modification of the benefit plans, and other factors. Such factors can significantly impact the amount and timing of any future contributions by the Company. Excess contributions are periodically made by management in order to keep the plans' funded status above 80 percent under the funding provisions of the Pension Protection Act to avoid partial benefit restrictions on accelerated forms of payment. The Company's U.S. defined benefit pension plans are not currently under any benefit restrictions. See Note 11, "Retirement Plans", to the Company's consolidated financial statements in this Annual Report, for more information regarding pension and other postretirement benefit obligations.

The resolution of uncertainties related to environmental matters included in other liabilities may have a material adverse effect on the Company's consolidated results of operations in the period recognized, however, because of the availability of legal defenses, the Company's preliminary assessment of actions that may be required, and, if applicable, the expected sharing of costs, management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations, or cash flows. See "Environmental Costs" in Note 1, "Significant Accounting Policies", and Note 13, "Environmental Matters and Asset Retirement Obligations", to the Company's consolidated financial statements in this Annual Report for more information regarding outstanding environmental matters and asset retirement obligations.

Credit Facility, Term Loans, and Commercial Paper Borrowings

The Company has access to a $1.50 billion revolving credit agreement (the "Credit Facility") in which borrowings under the Credit Facility are subject to interest at varying spreads above quoted market rates and a commitment fee is paid on the total unused commitment. In December 2025, the Credit Facility was amended to remove the sustainability-linked pricing terms from the agreement. In February 2026, the Credit Facility was amended and restated to extend the maturity to February 2031 and to temporarily adjust the maximum leverage ratio covenant through the fiscal quarter ending June 30, 2027 in the event of further macroeconomic uncertainty impacting operating results. All other material terms of the Credit Facility remains unchanged. The Credit Facility provides available liquidity for general corporate purposes, and supports commercial paper borrowings. At December 31, 2025, the Company had no outstanding borrowings under the Credit Facility and no commercial paper borrowings.

In 2025, the Company repaid $100 million of the remaining $250 million five-year term loan (the "2027 Term Loan"). There were no extinguishment costs associated with the partial repayment of the 2027 Term Loan. The outstanding balance on the 2027 Term Loan was $150 million at December 31, 2025 and $250 million at December 31, 2024, with variable interest rates of 5.14% and 5.58%, respectively. The 2027 Term Loan is subject to interest at a spread above quoted market rates.

The Credit Facility and the 2027 Term Loan contain customary covenants, including requirements to maintain certain financial ratios, that determine the events of default, amounts available, and terms of borrowings. The Company was in compliance with all applicable covenants at December 31, 2025. The total amount of available borrowings under the Credit Facility was $1.50 billion as of December 31, 2025.

See Note 9, "Borrowings", to the Company's consolidated financial statements in this Annual Report.

Net Debt

(Dollars in millions)	December 31, 2025	December 31, 2024
Total borrowings	$ 4,787	$ 5,017
Less: Cash and cash equivalents	566	837
Net debt [1]	$ 4,221	$ 4,180

[1] Includes non-cash increase of $68 million in 2025 and non-cash decrease of $32 million in 2024 resulting from foreign currency exchange rates.

Capital Expenditures

Capital expenditures were $546 million and $599 million in 2025 and 2024, respectively. Capital expenditures in 2025 were primarily for the methanolysis plastic-to-plastic molecular recycling manufacturing facilities, other targeted growth initiatives, and site modernization projects.

The Company expects that 2026 capital spending will be approximately $400 million, primarily for maintenance capital and limited growth capital for projects already in progress.

The Company had capital expenditures related to environmental protection and improvement of approximately $80 million and $70 million in 2025 and 2024, respectively. The Company does not currently expect near term environmental capital expenditures arising from requirements of environmental laws and regulations to materially impact the Company's planned level of annual capital expenditures for environmental control facilities.

Dividends and Stock Repurchases

In December 2021, the Company's Board of Directors authorized the repurchase of up to $2.5 billion of the Company's outstanding common stock at such times, in such amounts, and on such terms, as determined by management to be in the best interest of the Company and its stockholders (the "2021 authorization"). As of December 31, 2025, a total of 13,032,926 shares have been repurchased under the 2021 authorization for $1.2 billion.

During 2025, the Company repurchased 1,420,768 shares of common stock for $100 million. During 2024, the Company repurchased 3,001,409 shares of common stock for $300 million.

The Board of Directors has declared a cash dividend of $0.84 per share during the first quarter of 2026, payable on April 8, 2026 to stockholders of record on March 13, 2026. Both dividends and share repurchases are key strategies employed by the Company to return value to its stockholders.

INFLATION

In recent years, Eastman has experienced significant volatility attributed to inflation, deflation, and other factors. The cost of raw materials is generally based on market prices, although derivative instruments are utilized, as appropriate, to mitigate short-term market price fluctuations. Management expects the volatility of raw material and energy prices and costs to continue and the Company will continue to pursue pricing and hedging strategies and ongoing cost control initiatives to offset the effects. For additional information, see "Risk Factors" and "Summary by Operating Segments" in this MD&A, and Note 10, "Derivative and Non-Derivative Financial Instruments", to the Company's consolidated financial statements in this Annual Report.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information regarding the impact of recently issued accounting standards, see Note 1, "Significant Accounting Policies", to the Company's consolidated financial statements in this Annual Report.

FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act (Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements are all statements, other than statements of historical fact, that may be made by Eastman Chemical Company ("Eastman" or the "Company") from time to time. In some cases, you can identify forward-looking statements by terminology such as "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "forecasts", "will", "would", "could", and similar expressions, or expressions of the negative of these terms. Forward-looking statements may relate to, among other things, such matters as planned and expected capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters and opportunities (including potential risks associated with physical and transitional impacts of climate change and related voluntary and regulatory carbon requirements); exposure to and effects of hedging raw material and energy prices and costs and foreign currencies exchange and interest rates; disruption or interruption of operations and of raw material or energy supply (including as a result of cyber-attacks or other breaches of the Company's information security systems); global and regional economic, political, and business conditions, including heightened inflation, capital market volatility, interest rate and currency fluctuations, and economic slowdown or recession; impacts from U.S. tariffs, reciprocal tariffs, and global trade disruption; competition; growth opportunities; supply and demand, volume, price, cost, margin and sales; pending and future legal proceedings; earnings, cash flow, dividends, stock repurchases and other expected financial results, events, decisions, and conditions; expectations, strategies, and plans for individual assets and products, businesses, and operating segments, as well as for the whole of Eastman; cash sources and requirements and uses of available cash; financing plans and activities; pension expenses and funding; credit ratings; anticipated and other future restructuring, acquisition, divestiture, and consolidation activities; cost reduction and control efforts and targets; the timing and costs of, benefits from the integration of, and expected business and financial performance of acquired businesses, as well as the subsequent impairment assessments of acquired long-lived assets; strategic, technology, and product innovation initiatives and development, production, commercialization and acceptance of new products, services and technologies and related costs; asset, business, and product portfolio changes; and expected tax rates and interest costs.

Forward-looking statements are based upon certain underlying assumptions as of the date such statements were made. Such assumptions are based upon internal estimates and other analyses of current market conditions and trends, management expectations, plans, and strategies, economic conditions, and other factors. Forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. The known material factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements are identified and discussed under "Risk Factors" in this Annual Report. Other factors, risks, or uncertainties of which management is not aware, or presently deems immaterial, could also cause actual results to differ materially from those in the forward-looking statements.

The Company cautions you not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Except as may be required by law, the Company undertakes no obligation to publicly update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are advised, however, to consult any further public Company disclosures (such as filings with the Securities and Exchange Commission, Company press releases, or pre-noticed public investor presentations) on related subjects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Eastman has exposure to various market risks principally due to changes in foreign currency exchange rates, the pricing of various commodities, and interest rates. In an effort to manage these risks, the Company employs various strategies, including pricing, inventory management, and hedging. The Company enters into derivative contracts which are governed by policies, procedures, and internal processes set forth by its Board of Directors.

The Company determines its exposures to market risk by utilizing sensitivity analyses, which measure the potential losses in fair value resulting from one or more selected hypothetical changes in foreign currency exchange rates, commodity prices, or interest rates.

Foreign Currency Risk

Due to a portion of the Company's operating cash flows and borrowings being denominated in foreign currencies, the Company is exposed to market risk from changes in foreign currency exchange rates. The Company continually evaluates its foreign currency exposure based on current market conditions and the locations in which the Company conducts business. The Company manages most foreign currency exposures on a consolidated basis, which allows the Company to net certain exposures and take advantage of natural offsets. To mitigate foreign currency risk, from time to time, the Company enters into derivative instruments to hedge the cash flows related to certain sales and purchase transactions expected within a rolling three year period and denominated in foreign currencies, and enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The gains and losses on these contracts offset changes in the value of related exposures. Additionally, the Company, from time to time, enters into non-derivative and derivative instruments to hedge the foreign currency exposure of the net investment in certain foreign operations. The foreign currency change in the designated investment values of the foreign subsidiaries will generally be offset by a foreign currency change in the carrying value of the euro-denominated borrowings. It is the Company's policy to enter into foreign currency derivative and non-derivative instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into foreign currency derivative financial instruments for speculative purposes.

At December 31, 2025, the market risk associated with certain cash flows under these derivative transactions assuming a 10 percent adverse move in the U.S. dollar relative to these foreign currencies was $41 million, with an additional $4 million exposure for each additional one percentage point adverse change in those foreign currency rates. Since the Company utilizes currency-sensitive derivative instruments for hedging anticipated foreign currency transactions, a loss in fair value from those instruments is generally offset by an increase in the value of the underlying anticipated transactions.

At December 31, 2025, a 10 percent fluctuation in the euro and Japanese yen currency rates would have had an impact of $259 million and $5 million, respectively, on the designated net investment values in the foreign subsidiaries. As a result of the designation of the euro-denominated borrowings and designated cross-currency interest rate swaps as hedges of the net investments, foreign currency translation gains and losses on the borrowings and designated cross-currency interest rate swaps are recorded as a component of the "Change in cumulative translation adjustment" within "Other comprehensive income (loss), net of tax" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings in this Annual Report. Therefore, a foreign currency change in the designated investment values of the foreign subsidiaries will generally be offset by a foreign currency change in the carrying value of the euro-denominated borrowings or the foreign currency change in the designated cross-currency interest rate swaps.

Commodity Risk

The Company is exposed to fluctuations in market prices for certain of its raw materials and energy, as well as contract sales of certain commodity products. To mitigate short-term fluctuations in market prices for certain commodities, principally propane, ethane, natural gas, paraxylene, ethylene, and benzene, as well as selling prices for ethylene, the Company enters into derivative transactions, from time to time, to hedge the cash flows related to certain sales and purchase transactions expected within a rolling three year period. At December 31, 2025, the market risk associated with these derivative contracts, assuming an instantaneous parallel shift in the underlying commodity price of 10 percent and no corresponding change in the selling price of finished goods, was $4 million, with an additional $400 thousand of exposure at December 31, 2025 for each one percentage point move in closing price thereafter.

Interest Rate Risk

Eastman is exposed to interest rate risk primarily as a result of its borrowing and investing activities, which include long-term borrowings used to maintain liquidity and to fund its business operations and capital requirements. The nature and amount of the Company's long-term and short-term debt may vary from time to time as a result of business requirements, market conditions, and other factors. The Company manages global interest rate exposure as part of regular operational and financing strategies. The Company had $150 million variable interest rate borrowings at December 31, 2025. Eastman may also enter into interest rate swaps, collars, or similar instruments with the objective of reducing interest rate volatility relating to the Company's borrowing costs. As of December 31, 2025, the Company did not have outstanding interest rate swaps.

For purposes of calculating the market risks associated with interest-rate-sensitive instruments, the Company uses a hypothetical 10 percent increase in interest rates. The corresponding market risk was $1 million as of December 31, 2025.

EASTMAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation and integrity of the accompanying consolidated financial statements of Eastman Chemical Company ("Eastman" or the "Company"). Eastman has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States, and the statements include some amounts, as necessary, that are based on management's best estimates and judgments.

Eastman's accounting systems include internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. The Company's policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner that is above reproach.

The accompanying consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who were responsible for conducting their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report is included herein.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of non-management Board members. PricewaterhouseCoopers LLP and the Company's internal auditors have full and free access to the Audit Committee. The Audit Committee meets periodically with PricewaterhouseCoopers LLP and Eastman's Director of Corporate Audit Services, both privately and with management present, to discuss accounting, auditing, policies and procedures, internal controls, and financial reporting matters.

/s/ Mark J. Costa	/s/ William T. McLain, Jr.
Mark J. Costa	William T. McLain, Jr.
Chief Executive Officer	Executive Vice President and
	Chief Financial Officer
February 13, 2026	February 13, 2026

EASTMAN

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Eastman Chemical Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Eastman Chemical Company and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of earnings, comprehensive income, and retained earnings and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill Impairment Assessment for a Certain Reporting Unit in the Advanced Materials Segment

As described in Notes 1 and 5 to the consolidated financial statements, the Company's goodwill balance was $3,665 million as of December 31, 2025, and the goodwill associated with the Advanced Materials segment was $1,337 million of which a majority relates to a certain reporting unit in this segment. Management conducts testing of goodwill for impairment annually in the fourth quarter or more frequently when events and circumstances indicate an impairment may have occurred. The Company may use a qualitative analysis or a quantitative analysis in testing the carrying value of goodwill of each reporting unit for impairment. When the quantitative analysis is used, the Company uses an income approach, specifically a discounted cash flow model. As disclosed by management, key assumptions and estimates used in the Company's goodwill impairment testing included projections of revenues and earnings before interest and taxes (EBIT), the estimated weighted average cost of capital (WACC) and a projected long-term growth rate.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment assessment for a certain reporting unit in the Advanced Materials segment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projections of revenue and EBIT, the estimated WACC, and the projected long-term growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of a certain reporting unit in the Advanced Materials segment. These procedures also included, among others (i) testing management's process for developing the fair value estimate for a certain reporting unit in the Advanced Materials segment; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to projections of revenue and EBIT, the estimated WACC, and the projected long-term growth rate. Evaluating management's assumptions related to projections of revenue and EBIT and the projected long-term growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the estimated WACC assumption.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 13, 2026

We have served as the Company's auditor since 1993.

EASTMAN

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME AND RETAINED EARNINGS

		For years ended December 31,				
(Dollars in millions, except per share amounts)		**2025**		**2024**		**2023**
Sales	$	8,752	$	9,382	$	9,210
Cost of sales		6,908		7,092		7,149
Gross profit		1,844		2,290		2,061
Selling, general and administrative expenses		658		736		727
Research and development expenses		255		250		239
Asset impairments, restructuring, and other charges, net		96		51		37
Other components of post-employment (benefit) cost, net		(25)		(72)		41
Other (income) charges, net		84		47		38
Gain on divested business		—		—		(323)
Earnings before interest and taxes		776		1,278		1,302
Net interest expense		208		200		215
Earnings before income taxes		568		1,078		1,087
Provision for income taxes		93		170		191
Net earnings		475		908		896
Less: Net earnings attributable to noncontrolling interest		1		3		2
Net earnings attributable to Eastman	$	474	$	905	$	894
Basic earnings per share attributable to Eastman	$	4.14	$	7.75	$	7.54
Diluted earnings per share attributable to Eastman	$	4.10	$	7.67	$	7.49
Comprehensive Income						
Net earnings including noncontrolling interest	$	475	$	908	$	896
Other comprehensive income (loss), net of tax:						
Change in cumulative translation adjustment		34		(20)		(67)
Defined benefit pension and other postretirement benefit plans:						
Prior service credit arising during the period		157		—		—
Amortization of unrecognized prior service credits included in net periodic costs		(8)		(8)		(21)
Derivatives and hedging:						
Unrealized gain (loss) during period		(44)		18		(27)
Reclassification adjustment for (gains) losses included in net income, net		15		15		1
Total other comprehensive income (loss), net of tax		154		5		(114)
Comprehensive income including noncontrolling interest		629		913		782
Less: Comprehensive income attributable to noncontrolling interest		1		3		2
Comprehensive income attributable to Eastman	$	628	$	910	$	780
Retained Earnings						
Retained earnings at beginning of period	$	10,013	$	9,490	$	8,973
Net earnings attributable to Eastman		474		905		894
Cash dividends declared		(382)		(382)		(377)
Retained earnings at end of period	$	10,105	$	10,013	$	9,490

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Dollars in millions, except per share amounts)	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 566	$ 837
Trade receivables, net of allowance for credit losses	737	791
Miscellaneous receivables	262	381
Inventories	1,980	1,988
Other current assets	100	104
Total current assets	3,645	4,101
Properties		
Properties and equipment at cost	14,507	13,985
Less: Accumulated depreciation	8,776	8,370
Net properties	5,731	5,615
Goodwill	3,665	3,632
Intangible assets, net of accumulated amortization	970	1,032
Other noncurrent assets	848	833
Total assets	$ 14,859	$ 15,213
Liabilities and Stockholders' Equity		
Current liabilities		
Payables and other current liabilities	$ 2,066	$ 2,258
Borrowings due within one year	586	450
Total current liabilities	2,652	2,708
Long-term borrowings	4,201	4,567
Deferred income tax liabilities	669	533
Post-employment obligations	409	630
Other long-term liabilities	891	923
Total liabilities	8,822	9,361
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock ($0.01 par value per share – 350,000,000 shares authorized; shares issued – 223,938,047 and 223,588,347 on December 31, 2025 and 2024, respectively)	2	2
Additional paid-in capital	2,500	2,463
Retained earnings	10,105	10,013
Accumulated other comprehensive loss	(160)	(314)
	12,447	12,164
Less: Treasury stock at cost (109,891,531 and 108,470,763 shares on December 31, 2025 and 2024, respectively)	6,486	6,385
Total Eastman stockholders' equity	5,961	5,779
Noncontrolling interest	76	73
Total equity	6,037	5,852
Total liabilities and stockholders' equity	$ 14,859	$ 15,213

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	For years ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net earnings	$ 475	$ 908	$ 896
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	513	509	498
Mark-to-market pension and other postretirement benefit plans (gain) loss, net	(6)	(54)	53
Asset impairment charges	33	5	—
Gain on sale of assets	—	—	(15)
Gain on divested businesses	—	—	(323)
Provision for (benefit from) deferred income taxes	141	(52)	(102)
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:			
(Increase) decrease in trade receivables	61	28	126
(Increase) decrease in inventories	24	(344)	201
Increase (decrease) in trade payables	(76)	188	(190)
Pension and other postretirement contributions (in excess of) less than expenses	(60)	(51)	(66)
Variable compensation payments (in excess of) less than expenses	(22)	99	142
Other items, net	(113)	51	154
Net cash provided by operating activities	970	1,287	1,374
Investing activities			
Additions to properties and equipment	(546)	(599)	(828)
Government incentives	21	9	—
Proceeds from sale of businesses	38	38	456
Acquisitions, net of cash acquired	—	—	(77)
Other items, net	25	18	17
Net cash used in investing activities	(462)	(534)	(432)
Financing activities			
Net increase (decrease) in commercial paper and other borrowings	—	—	(326)
Proceeds from borrowings	246	1,237	796
Repayment of borrowings	(550)	(1,039)	(808)
Dividends paid to stockholders	(381)	(379)	(376)
Treasury stock purchases	(100)	(300)	(150)
Other items, net	(12)	27	(24)
Net cash used in financing activities	(797)	(454)	(888)
Effect of exchange rate changes on cash and cash equivalents	18	(10)	1
Net change in cash and cash equivalents	(271)	289	55
Cash and cash equivalents at beginning of period	837	548	493
Cash and cash equivalents at end of period	$ 566	$ 837	$ 548

The accompanying notes are an integral part of these consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements of Eastman Chemical Company ("Eastman" or the "Company") and subsidiaries are prepared in conformity with accounting principles generally accepted ("GAAP") in the United States and of necessity include some amounts that are based upon management estimates and judgments. Future actual results could differ from such current estimates and judgments. The consolidated financial statements include assets, liabilities, sales revenue, and expenses of all majority-owned subsidiaries and joint ventures in which a controlling interest is maintained. Eastman accounts for other joint ventures and investments in minority-owned companies where it exercises significant influence on the equity basis. Intercompany transactions and balances are eliminated in consolidation. Certain prior period data has been reclassified in the consolidated financial statements and accompanying footnotes to conform to current period presentation.

Recently Adopted Accounting Standards

Accounting Standards Update ("ASU") 2023-05 Business Combination - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement: On January 1, 2025, Eastman adopted this update, which requires that a joint venture must initially measure all contributions received upon its formation at fair value, largely consistent with Topic 805, *Business Combinations*. The guidance is intended to reduce diversity in practice and provide users of joint venture financial statements with more decision-useful information. This ASU is applied prospectively for all newly formed joint venture entities with a formation date on or after January 1, 2025. The adoption did not have a material impact on the Company's financial statements and related disclosures.

ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures: On January 1, 2025, Eastman adopted this update on a prospective basis, which modifies annual income tax disclosure requirements. The updated guidance mandates entities to provide more detailed information including specific categories in the income tax rate reconciliation, and the breakdown of income or loss from continuing operations before income tax expense or benefit, for both domestic and foreign. Additionally, entities must disclose income tax expense or benefit from continuing operations, categorized by federal, state, and foreign taxes. The guidance further requires disclosure of income tax payments to various jurisdictions. The adoption did not have a material impact on the financial statements. See Note 8, "Income Taxes" for related disclosures.

Accounting Standards Issued But Not Adopted as of December 31, 2025

ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses: The Financial Accounting Standards Board ("FASB") issued this update in November 2024, which requires public companies to provide additional disclosure of certain income statement expense line items. This guidance is intended to improve transparency around the nature of expenses and their impact on financial performance. The ASU is effective for fiscal periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. Management is currently evaluating the impact of the changes required by the new standard on the Company's financial statements and related disclosures.

ASU 2025-05 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets: The FASB issued this update in July 2025 to address the application of Topic 326 to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, *Revenue from Contracts with Customers*. The amendments provide a practical expedient permitting entities, when estimating expected credit losses for those balances, to assume that current conditions at the balance sheet date do not change over the remaining life of the asset. The ASU is effective for fiscal periods beginning after December 15, 2025, including interim periods within those years, with early adoption permitted. The Company expects to elect the practical expedient upon adoption. Management does not expect the changes under the new standard will have a material impact on the Company's financial statements and related disclosures.

ASU 2025-06 Intangibles Goodwill and Other Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software: The FASB issued this update in September 2025, which removes prescriptive development stages and establishes a probable-to-complete recognition threshold under which capitalization of software development costs begins when management has authorized and committed to funding the project and it is probable the project will be completed and used as intended. The ASU is effective for fiscal periods beginning after December 15, 2027, including interim periods within those years, with early adoption permitted. Management is currently evaluating the impact of the changes under the new standard on the Company's financial statements and related disclosures.

ASU 2025-10 Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities: The FASB issued this update in December 2025, which establishes authoritative guidance on the accounting for government grants, including grants related to an asset and grants related to income. The amendments, largely aligned with International Accounting Standards 20, IAS 20, Accounting for Government Grants and Disclosure of Government Assistance ("IAS 20"), require that a government grant not be recognized until it is probable the Company will comply with the conditions attached to the grant and that the grant will be received. The amendments further codify specific recognition approaches for asset-related grants and for income-related grants, with presentation as income or deducted from the related expense. The ASU is effective for fiscal periods beginning after December 15, 2028, including interim periods within those years, with early adoption permitted. Management is currently evaluating the impact of the changes under the new standard on the Company's financial statements and related disclosures.

Revenue Recognition

Eastman recognizes revenue when performance obligations of the sale are satisfied. Eastman sells to customers through master sales agreements or standalone purchase orders. The majority of the Company's terms of sale have a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when control has been transferred to the customer, generally at the time of shipment of products.

Eastman accounts for shipping and handling as activities to fulfill the promise to transfer the good and does not allocate revenue to those activities. All related shipping and handling costs are recognized at the time of shipment. Amounts collected for sales or other similar taxes are presented net of the related tax expense rather than presenting them as additional revenue. The incremental cost of obtaining a sales contract is recognized as a selling expense when incurred given the potential amortization period for such an asset is one year or less. The possible existence of a significant financing component within a sales contract is ignored when the time between cash collection and performance is less than one year. Finally, the Company does not disclose any unfulfilled obligations as customer purchase order commitments have an original expected duration of one year or less and no consideration from customers is excluded from the transaction price.

The timing of Eastman's customer billings does not always match the timing of revenue recognition. When the Company is entitled to bill a customer in advance of the recognition of revenue, a contract liability is recognized. When the Company is not entitled to bill a customer until a period after the related recognition of revenue, a contract asset is recognized. Contract assets represent the Company's right to consideration for the exchange of goods under a contract but which are not yet billable to a customer for consignment inventory or pursuant to certain shipping terms. Contract liabilities were $4 million and $15 million as of December 31, 2025 and 2024, respectively, and are included as a part of "Payables and other current liabilities" and "Other long-term liabilities" in the Consolidated Statements of Financial Position. Contract assets were $66 million and $92 million as of December 31, 2025 and 2024, respectively, and are included as a component of "Miscellaneous receivables" in the Consolidated Statements of Financial Position.

For additional information, see Note 20, "Segment and Regional Sales Information".

Pension and Other Postretirement Benefits

Eastman maintains defined benefit pension and other postretirement benefits plans that provide eligible employees with retirement benefits. The estimated amounts of the costs and obligations related to these benefits reflect the Company's assumptions related to discount rates, expected return on plan assets, rate of compensation increase or decrease for employees, and health care cost trends. The estimated cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

Eastman's pension and other postretirement benefit plans costs consist of two elements: 1) ongoing costs recognized quarterly, which are comprised of service and interest costs, expected returns on plan assets, and amortization of prior service credits; and 2) mark-to-market ("MTM") gains and losses recognized annually, in the fourth quarter of each year, primarily resulting from changes in actuarial assumptions for discount rates and the differences between actual and expected returns on plan assets. Any interim remeasurements triggered by a curtailment, settlement, or significant plan changes are recognized in the quarter in which such remeasurement event occurs.

For additional information, see Note 11, "Retirement Plans".

Environmental Costs

Eastman recognizes environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company recognizes the minimum undiscounted amount. This undiscounted amount reflects liabilities expected to be paid within approximately 30 years and the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs.

The Company also establishes reserves for closure and post-closure costs associated with the environmental and other assets it maintains. Environmental assets include but are not limited to waste management units, such as landfills, water treatment facilities, and surface impoundments. When these types of assets are constructed or installed, a loss contingency reserve is established for the anticipated future costs associated with the retirement or closure of the asset based on its expected life and the applicable regulatory closure requirements. The Company recognizes the asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The asset retirement obligations are discounted to expected present value and subsequently adjusted for changes in fair value. These future estimated costs are charged to earnings over the estimated useful life of the assets. If the Company changes its estimate of the environmental asset retirement obligation costs or its estimate of the useful lives of these assets, earnings will be impacted in the period the estimate is changed. The associated estimated asset retirement costs are capitalized as part of the carrying value of the long-lived assets and depreciated over their useful life and charged to "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

Environmental costs are capitalized if they extend the life of the related property, increase its capacity, or mitigate the possibility of future contamination. The cost of operating and maintaining environmental control facilities is charged to "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings, as incurred.

For additional information see Note 13, "Environmental Matters and Asset Retirement Obligations".

Share-Based Compensation

Eastman recognizes compensation expense in "Selling, general and administrative expense" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings for stock options and other share-based compensation awards based upon the grant-date fair value over the substantive vesting period.

For additional information, see Note 18, "Share-Based Compensation Plans and Awards".

Restructuring of Operations

Eastman records restructuring charges for costs incurred in connection with consolidation of operations, exited business or product lines, or shutdowns of specific sites that are expected to be substantially completed within twelve months. These restructuring charges are recorded as incurred, and are associated with site closures, legal and environmental matters, demolition, contract terminations, or other costs and charges directly related to the restructuring. The Company records severance charges for employee separations when the separation is probable and reasonably estimable. In the event employees are required to perform future service, the Company records severance charges ratably over the remaining service period of those employees.

For additional information, see Note 16, "Asset Impairments, Restructuring, and Other Charges, Net".

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of Eastman's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. The recoverability of the Company's deferred tax assets are evaluated each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize the Company's net deferred tax assets. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be indefinitely reinvested. The calculation of income tax liabilities involves uncertainties in the application of complex tax laws and regulations, which are subject to legal interpretation and management judgment. Eastman's income tax returns are regularly examined by federal, state and foreign tax authorities, and those audits may result in proposed adjustments. The Company has evaluated these potential issues under the more-likely-than-not standard of the accounting literature. A tax position is recognized if it meets this standard and is measured at the largest amount of benefit that has a greater than 50 percent likelihood of being realized. Such judgments and estimates may change based on audit settlements, court cases and interpretation of tax laws and regulations. The Company accrues interest related to unrecognized income tax positions, which is included as a component of the income tax provision on the balance sheet. The accrued interest related to unrecognized income tax positions and taxes resulting from the global intangible low-tax income are recorded as a component of the income tax provision.

For additional information, see Note 8, "Income Taxes".

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, and readily marketable securities with original maturities of three months or less.

Fair Value Measurements

Eastman records recurring and non-recurring financial assets and liabilities as well as all non-financial assets and liabilities subject to fair value measurement at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. These fair value principles prioritize valuation inputs across three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. An asset or liability's classification within the various levels is determined based on the lowest level input that is significant to the fair value measurement.

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Eastman maintains allowances for estimated credit losses, which are developed at a market, country, and region level based on risk of collection as well as current and forecasted economic conditions. The Company calculates the allowance based on an assessment of the risk when the accounts receivable is recognized. Write-offs are recorded at the time a customer receivable is deemed uncollectible. Allowance for credit losses were $14 million and $15 million as of December 31, 2025 and 2024, respectively. The Company does not enter into receivables of a long-term nature, also known as financing receivables, in the normal course of business.

Inventories

Inventories measured by the last-in, first-out ("LIFO") method are valued at the lower of cost or market and inventories measured by the first-in, first-out ("FIFO") method are valued at the lower of cost or net realizable value. Eastman determines the cost of most raw materials, work in process, and finished goods inventories in the United States and Switzerland by the LIFO method. The cost of all other inventories is determined by the average cost method, which approximates the FIFO method. The Company writes-down its inventories equal to the difference between the carrying value of inventory and the estimated market value or net realizable value based upon assumptions about future demand and market conditions.

For additional information, see Note 3, "Inventories".

Properties

Eastman records properties at cost. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. When Eastman retires or otherwise disposes of assets, it removes the cost of such assets and related accumulated depreciation from the accounts. The Company records any profit or loss on retirement or other disposition in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings. Asset impairments are reflected as increases in accumulated depreciation for properties that have been placed in service. In instances when an asset has not been placed in service and is impaired, the associated costs are removed from the appropriate property accounts.

For additional information, see Note 4, "Properties and Accumulated Depreciation" and Note 16, "Asset Impairments, Restructuring, and Other Charges, Net".

Depreciation and Amortization

Depreciation expense is calculated based on historical cost and the estimated useful lives of the assets, generally using the straight-line method. Estimated useful lives for buildings and building equipment generally range from 20 to 50 years. Estimated useful lives generally ranging from 3 to 33 years are applied to machinery and equipment in the following categories: computer software (3 to 5 years); office furniture and fixtures and computer equipment (5 to 10 years); vehicles, railcars, and general machinery and equipment (5 to 20 years); and manufacturing-related improvements (20 to 33 years). Accelerated depreciation is reported when the estimated useful life is shortened and continues to be reported in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

For additional information, see Note 4, "Properties and Accumulated Depreciation".

Amortization expense for definite-lived intangible assets is generally determined using a straight-line method over the estimated useful life of the asset. Amortization expense is reported in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

For additional information, see Note 5, "Goodwill and Other Intangible Assets".

Impairment of Long-Lived Assets

Definite-lived Assets

Properties and equipment and definite-lived intangible assets to be held and used by Eastman are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of properties and equipment and the review of definite-lived intangible assets is performed at the asset group level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the carrying amount is not considered to be recoverable, an analysis of fair value is triggered. An impairment is recognized for the excess of the carrying amount of the asset over the estimated fair value.

Goodwill

Goodwill is an asset determined as the residual of the purchase price over the fair value of identified assets and liabilities acquired in a business combination. Eastman conducts testing of goodwill for impairment annually in the fourth quarter or more frequently when events and circumstances indicate an impairment may have occurred. The testing of goodwill is performed at the "reporting unit" level which the Company has determined to be its "components". Components are defined as an operating segment or one level below an operating segment, and in order to be a reporting unit, the component must (1) be a "business" as defined by applicable accounting standards (an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to the investors or other owners, members, or participants); (2) have discrete financial information available; and (3) be reviewed regularly by Company operating segment management. The Company aggregates certain components into reporting units based on economic similarities. An impairment is recognized when the reporting unit's estimated fair value is less than its carrying value. The Company may use a qualitative analysis or a quantitative analysis in testing the carrying value of goodwill of each reporting unit for impairment. When the quantitative analysis is used, the Company uses an income approach, specifically a discounted cash flow model.

Indefinite-lived Intangible Assets

Eastman conducts testing of indefinite-lived intangible assets annually in the fourth quarter or more frequently when events and circumstances indicate an impairment may have occurred. The carrying value of an indefinite-lived intangible asset is considered to be impaired when the fair value, estimated by appraisal or based on discounted future cash flows of certain related products, is less than the respective carrying value.

Indefinite-lived intangible assets, consisting primarily of various tradenames, are tested for potential impairment by comparing the estimated fair value to the carrying amount. The Company may use a qualitative analysis or a quantitative analysis in testing the carrying value of indefinite-lived intangible assets for impairment. When the quantitative analysis is used, the Company uses an income approach, specifically the relief from royalty method. The estimated fair value of tradenames is determined based on an assumed royalty rate savings, discounted by the calculated market participant estimated weighted average cost of capital ("WACC") plus a risk premium.

For additional information, see Note 5, "Goodwill and Other Intangible Assets".

Leases

There are two types of leases: financing and operating. Both types of leases have associated right-to-use assets and lease liabilities that are valued at the net present value of the lease payments and recognized on the Consolidated Statements of Financial Position. The discount rate used in the measurement of a right-to-use asset and lease liability is the rate implicit in the lease whenever that rate is readily determinable. If the rate implicit in the lease is not readily determinable, the collateralized incremental borrowing rate is used. The Company elected the accounting policy not to apply the recognition and measurement requirements to short-term leases with a term of 12 months or less and do not include a bargain purchase option. Residual guarantee payments that become probable and estimable are recognized as rent expense over the remaining life of the applicable lease.

For lease accounting policies, see Note 12, "Leases and Other Commitments".

Investments

The consolidated financial statements include the accounts of Eastman and all its subsidiaries and entities or joint ventures in which a controlling interest is maintained. The Company includes its share of earnings and losses of such investments in "Net earnings attributable to Eastman" and "Comprehensive income attributable to Eastman" located in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings and in "Total equity" located in the Consolidated Statements of Financial Position.

Investments in affiliates over which the Company has significant influence but not a controlling interest are accounted for under the equity method of accounting. These investments are included in "Other noncurrent assets" in the Consolidated Statements of Financial Position. The Company includes its share of earnings and losses of such investments in "Other (income) charges, net" located in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

For additional information, see Note 6, "Equity Investments".

Derivative and Non-Derivative Financial Instruments

Eastman uses derivative and non-derivative instruments to manage its exposure to market risks, such as changes in foreign currency exchange rates, commodity prices, and interest rates. The Company does not enter into derivative transactions for speculative purposes.

The Company's derivative instruments are recognized as either assets or liabilities on the Consolidated Statements of Financial Position and measured at fair value. Hedge accounting will be discontinued prospectively for all hedges that no longer qualify for hedge accounting treatment.

For additional information, see Note 10, "Derivative and Non-Derivative Financial Instruments".

Litigation and Contingent Liabilities

From time to time, Eastman and its operations are parties to or targets of lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a contingent loss liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

For additional information, see Note 14, "Legal Matters".

Working Capital Management and Off-Balance Sheet Arrangements

The Company engages in off-balance sheet, uncommitted accounts receivable factoring programs as a routine part of its ordinary business operations. Through these programs, entire invoices may be sold to third-party financial institutions, the vast majority of which are without recourse. Under these agreements, the Company sells the invoices at face value, less a transaction fee, which substantially equals the carrying value and fair value with no gain or loss recognized, and no credit loss exposure is retained. Available capacity under these programs, which the Company uses as a routine source of working capital funding, is dependent on the level of accounts receivable eligible to be sold and the financial institutions' willingness to purchase such receivables. In addition, certain programs also require that the Company continue to service, administer, and collect the sold accounts receivable at market rates. The total amount of receivables sold in 2025 and 2024 were $2.7 billion and $2.7 billion, respectively.

The Company works with suppliers to optimize payment terms and conditions on accounts payable to enhance the timing of working capital and cash flows. As part of its supplier financing programs, suppliers may voluntarily sell receivables due from Eastman to a participating financial institution. Eastman's responsibility is limited to making payments on the terms originally negotiated with suppliers, and the range of payment terms Eastman negotiates with suppliers is consistent regardless of whether a supplier participates in the program. Either Eastman or a participating financial institution may terminate a supplier finance program upon 90 days' notice. Within these programs, the Company maintains a structured payables program that utilizes a payables processing arrangement with a financial institution to support the processing and settlement of freight and logistics invoices, whereby the financial institution remits payments to certain freight service providers based on invoices approved by the Company, and the Company reimburses the financial institution. There are no fees for participation in these programs; however, the Company pays fixed per-transaction fees for the invoice processing and payment services for the structured payables program.

Confirmed obligations in these programs of $110 million and $56 million at December 31, 2025 and 2024, respectively, are included in "Payables and other current liabilities" on the Consolidated Statements of Financial Position. The following table presents a rollforward of obligations confirmed as valid through these programs for the year ended December 31, 2025:

(Dollars in millions)	Confirmed obligations
Confirmed obligations outstanding at December 31, 2023	$ 69
Invoices confirmed during 2024	418
Confirmed invoices paid during 2024	(431)
Confirmed obligations outstanding at December 31, 2024	56
Invoices confirmed during 2025	424
Confirmed invoices paid during 2025	(370)
Confirmed obligations outstanding at December 31, 2025	$ 110

Government Grants

In the absence of explicit GAAP guidance on contributions received from government agencies, the Company applied by analogy the recognition and measurement guidance under IAS 20. The Company recognizes grants once it is probable that both of the following conditions will be met: (1) the Company is eligible to receive the grant, and (2) the Company is able to comply with the relevant conditions of the grant. Government grants whose primary condition is the purchase, construction, or acquisition of a long-lived asset are considered asset-based grants and are recognized as a reduction to such asset's cost basis, which reduces future depreciation expense. Proceeds received from asset-based grants are presented as cash inflows from investing activities on the Consolidated Statements of Cash Flows.

In 2024, the Company entered into a Cooperative Agreement ("the DOE grant") with the United States Department of Energy's ("DOE") Office of Clean Energy Demonstrations ("OCED") whereby certain costs incurred by the Company are reimbursed by the DOE. During the year ended December 31, 2024, pursuant to the DOE grant, the Company requested $11 million in reimbursements from the DOE, of which $9 million was received by the Company during 2024. The funds received reduced the carrying amount of certain fixed assets associated with the Company's Polyethylene Terephthalate Recycling Decarbonization Project in Longview, Texas (the "Project"), which were included in properties and equipment at December 31, 2024. The reduced carrying amount of the impacted assets is recognized in profit or loss over the life of the depreciable assets through reduced depreciation expense.

On May 29, 2025, the DOE terminated an award related to the Project. The Company continues to record reimbursements for amounts incurred prior to the date of the award termination and for which the Company is contractually entitled to under an assistance agreement with the DOE. The Company requested $21 million in reimbursements related to activity prior to the date of the award termination and has received $21 million in reimbursements from the DOE during the year. While waiting for a decision on reinstatement of the award, the Company is actively evaluating the impact of the termination on the project's scope, timeline, and carrying values of associated assets. The Company has prepared a settlement proposal in the event reinstatement is not obtained.

2. DIVESTITURES

Texas City Divestiture

On December 1, 2023, the Company completed the sale of its Texas City operations, which was reported in the Chemical Intermediates ("CI") segment ("Texas City Operations"). The sale excluded the plasticizer operations. The Company provided certain transition and post-closing services on agreed terms that were completed in 2024. The business was not reported as a discontinued operation because the sale did not have a major effect on the Company's operations and financial results.

The total consideration, after post-closing adjustments, was $498 million. The divestiture resulted in a $323 million gain.

The major classes of divested assets and liabilities as of the date of the divestiture were as follows:

(Dollars in millions)		
Assets divested		
Trade receivables, net of allowance for doubtful accounts	$	12
Inventories		7
Other assets		17
Properties, net of accumulated depreciation		103
Goodwill		67
Intangible assets, net of accumulated amortization		3
Assets divested		209
Liabilities divested		
Payables and other current liabilities		10
Other liabilities		24
Liabilities divested		34
Disposal group, net	$	175

3. INVENTORIES

(Dollars in millions)		December 31, 2025		December 31, 2024
Finished goods	$	1,361	$	1,321
Work in process		300		305
Raw materials and supplies		657		737
Total inventories at FIFO or average cost		2,318		2,363
Less: LIFO reserve		338		375
Total inventories	$	1,980	$	1,988

Inventories valued on the LIFO method were approximately 55 percent and 50 percent of total inventories at both December 31, 2025 and 2024, respectively. In 2025, an immaterial decrement was recognized due to inventory reduction actions, resulting in an increase to "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings and a decrease to "Inventories" in the Consolidated Statements of Financial Position.

4. PROPERTIES AND ACCUMULATED DEPRECIATION

(Dollars in millions)		December 31, 2025		December 31, 2024
Properties				
Land	$	111	$	111
Buildings		1,573		1,531
Machinery and equipment		12,022		11,566
Construction in progress		801		777
Properties and equipment at cost	$	14,507	$	13,985
Less: Accumulated depreciation		8,776		8,370
Net properties	$	5,731	$	5,615

Depreciation expense was $425 million, $419 million, and $405 million for 2025, 2024, and 2023, respectively.

Cumulative construction-period interest of $134 million and $117 million, reduced by accumulated depreciation of $57 million and $51 million, is included in net properties at December 31, 2025 and 2024, respectively.

Eastman capitalized $15 million, $17 million, and $18 million of interest in 2025, 2024, and 2023, respectively.

5.   GOODWILL AND OTHER INTANGIBLE ASSETS

Below is a summary of the change in goodwill during 2025 and 2024.

(Dollars in millions)	Advanced Materials	Additives & Functional Products	Chemical Intermediates	Other	Total
Balance at December 31, 2023	$ 1,330	$ 2,182	$ 124	$ 10	$ 3,646
Acquisition [1]	4	—	—	—	4
Currency translation and other adjustments	(3)	(10)	(5)	—	(18)
Balance at December 31, 2024	$ 1,331	$ 2,172	$ 119	$ 10	$ 3,632
Currency translation and other adjustments	6	19	8	—	33
Balance at December 31, 2025	$ 1,337	$ 2,191	$ 127	$ 10	$ 3,665

[1]   Measurement period adjustments related to prior year acquisition.

The reported balance of goodwill included accumulated impairment losses of $106 million, $12 million, and $14 million in the Additives & Functional Products ("AFP") segment, Chemical Intermediates ("CI") segment, and other segments, respectively, at both December 31, 2025 and 2024.

The carrying amounts of intangible assets follow:

(Dollars in millions)	Estimated Useful Life in Years	December 31, 2025 Gross Carrying Value	December 31, 2025 Accumulated Amortization	December 31, 2025 Net Carrying Value	December 31, 2024 Gross Carrying Value	December 31, 2024 Accumulated Amortization	December 31, 2024 Net Carrying Value
Amortizable intangible assets:							
Customer relationships	10 - 25	$ 1,125	$ 691	$ 434	$ 1,141	$ 649	$ 492
Technology	10 - 20	529	399	130	519	378	141
Other	16 - 37	95	40	55	86	36	50
Indefinite-lived intangible assets:							
Tradenames		351	—	351	349	—	349
Total identified intangible assets		$ 2,100	$ 1,130	$ 970	$ 2,095	$ 1,063	$ 1,032

Amortization expense of definite-lived intangible assets was $79 million, $82 million, and $86 million for 2025, 2024, and 2023, respectively. Estimated amortization expense for future periods is $78 million in 2026, $71 million in 2027, $67 million in 2028, $62 million in 2029, and $59 million in 2030.

6.   EQUITY INVESTMENTS

Eastman owns a 50 percent or less interest in joint ventures which are accounted for under the equity method. As of December 31, 2025 and 2024, the Company owns a 50 percent interest for the manufacture of compounded cellulose diacetate ("CDA") in Shenzhen, China. CDA is a bio-derived material, which is used in various injection molded applications, including but not limited to ophthalmic frames, tool handles, and other end-use products. The Company also owns a 45 percent interest in a joint venture with China National Tobacco Corporation that manufactures acetate tow in Hefei, China. These equity investments also include a 40 percent interest in a joint venture facility in Kingsport, Tennessee that manufactures acetylated wood. At December 31, 2025 and 2024, the Company's total equity investments were $110 million and $114 million, respectively, included in "Other noncurrent assets" in the Consolidated Statements of Financial Position.

7. PAYABLES AND OTHER CURRENT LIABILITIES

(Dollars in millions)	December 31, 2025	December 31, 2024
Trade creditors	$ 1,211	$ 1,309
Accrued payrolls, vacation, and variable-incentive compensation	171	231
Accrued taxes	232	290
Other	452	428
Total payables and other current liabilities	$ 2,066	$ 2,258

The "Other" above consists primarily of accruals for dividends payable to shareholders, post-employment obligations, interest payable, the current portion of operating lease liabilities, hedging liabilities, and miscellaneous accruals.

8. INCOME TAXES

Components of earnings before income taxes and the provision for U.S. and other income taxes from operations follow:

(Dollars in millions)	For years ended December 31, 2025	2024	2023
Earnings before income taxes			
United States	$ (24)	$ 147	$ 357
Outside the United States	592	931	730
Total	$ 568	$ 1,078	$ 1,087
Provision for income taxes			
United States Federal			
Current	$ (146)	$ 36	$ 133
Deferred	77	(80)	(39)
Outside the United States			
Current	113	176	153
Deferred	8	41	(35)
State			
Current	(15)	10	7
Deferred	56	(13)	(28)
Total	$ 93	$ 170	$ 191

The following represents the deferred tax (benefit) charge recorded as a component of "Accumulated other comprehensive income (loss)" ("AOCI") in the Consolidated Statements of Financial Position:

(Dollars in millions)	For years ended December 31, 2025	2024	2023
Cumulative translation adjustment	$ (43)	$ 19	$ 11
Defined benefit pension and other postretirement benefit plans	48	(3)	(6)
Derivatives and hedging	(10)	11	(9)
Total	$ (5)	$ 27	$ (4)

Total income tax expense (benefit) included in the consolidated financial statements was composed of the following:

	For years ended December 31,		
(Dollars in millions)	**2025**	**2024**	**2023**
Earnings before income taxes	$ 93	$ 170	$ 191
Other comprehensive income	(5)	27	(4)
Total	$ 88	$ 197	$ 187

Differences between the provision for income taxes and income taxes computed using the U.S. Federal statutory income tax rate follow:

		For years ended December 31,			
(Dollars in millions)		**2025**		**2024**	**2023**
		$	%		
Amount computed using the statutory rate		$ 119	21%	$ 226	$ 228
State and local tax effects, net of federal benefit [1]		62	11%	(21)	(26)
Foreign tax effects				(31)	(78)
Barbados	Effects of rates different than statutory	(6)	(1)%		
	Other	3	—%		
Belgium	Effects of rates different than statutory	3	—%		
	Income subject to cross border tax	(12)	(2)%		
	Other	5	1%		
Luxembourg	Effects of rates different than statutory	7	1%		
	Changes in valuation allowance	8	1%		
	Foreign currency	11	2%		
	Interest	14	2%		
	OECD Pillar Two taxes	22	4%		
	Other	3	—%		
Netherlands	Interest	23	4%		
	Other	(3)	—%		
Singapore	Changes in valuation allowance	(12)	(2)%		
	Other	(2)	—%		
Switzerland	Effects of rates different than statutory	(45)	(8)%		
	Other	9	2%		
Other Foreign Jurisdictions		6	1%		
Effects of cross border tax laws, net of credits				(5)	22
Net controlled foreign corporation tested income		15	3%		
Subpart F income		17	3%		
Foreign entities checked into the U.S.		(10)	(2)%		
Tax credits		(39)	(7)%	(64)	(81)
Changes in valuation allowances		32	6%		
Nontaxable or nondeductible items					
Interest		7	1%		
Changes in unrecognized tax benefits		(141)	(25)%	40	105
Divestitures		—	—%	7	14
Other		(3)	—%	18	7
Provision for income taxes		$ 93		$ 170	$ 191
Effective income tax rate			16 %	16 %	18 %

[1] Tennessee makes up the majority of the state tax effect.

The 2025 provision for income taxes includes decreases related to changes in unrecognized tax benefits and tax credits, offset by an increase related to foreign tax effects due to the Company's mix of earnings.

The 2024 provision for income taxes includes decreases related to tax credits and foreign tax effects due to the Company's mix of earnings, offset by increases related to changes in unrecognized tax benefits.

The 2023 provision for income taxes includes decreases related to tax credits and foreign tax effects due to the Company's mix of earnings, offset by an increase related to changes in unrecognized tax benefits.

The significant components of deferred tax assets and liabilities follow:

	December 31,	
(Dollars in millions)	2025	2024
Deferred tax assets		
Post-employment obligations	$ 67	$ 132
Net operating loss carryforwards	650	657
Tax credit carryforwards	360	313
Environmental contingencies	75	68
Capitalized research and development expenses	386	421
Other	224	198
Total deferred tax assets	1,762	1,789
Less: Valuation allowance	731	686
Deferred tax assets less valuation allowance	$ 1,031	$ 1,103
Deferred tax liabilities		
Property, plant, and equipment	$ (1,008)	$ (961)
Intangible assets	(240)	(251)
Deferred gain	(166)	(166)
Other	(155)	(149)
Total deferred tax liabilities	$ (1,569)	$ (1,527)
Net deferred tax liabilities	$ (538)	$ (424)
As recorded in the Consolidated Statements of Financial Position:		
Other noncurrent assets	$ 131	$ 109
Deferred income tax liabilities	(669)	(533)
Net deferred tax liabilities	$ (538)	$ (424)

At December 31, 2025, foreign net operating loss carryforwards totaled $2.5 billion. Of this amount, $800 million will expire in 1 to 20 years and $1.7 billion of the carryforwards have no expiration date. A valuation allowance of approximately $524 million has been provided against foreign net operating loss carryforwards and other foreign deferred income tax balances.

At December 31, 2025, there were no federal net operating loss carryforwards available to offset future taxable income. At December 31, 2025, foreign tax credit carryforwards of approximately $136 million were available to reduce possible future U.S. income taxes, which expire from 2029 to 2036. A partial valuation allowance of $135 million has been established for foreign tax credit carryforwards as of December 31, 2025.

At December 31, 2025, a partial valuation allowance of $47 million has been provided against state tax credits that the Company may not be able to utilize. A partial valuation allowance of $23 million has been established for the Solutia, Inc. ("Solutia") state net operating loss carryforwards.

Valuation allowances will be retained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized, or the related statute expires.

All foreign earnings, with the exception of short-term liquid assets on certain foreign subsidiaries, including basis differences, continue to be considered indefinitely reinvested. The Company has not determined the deferred tax liability associated with these unremitted earnings and basis differences, as such determination is not practicable.

Amounts due to and from tax authorities as recorded in the Consolidated Statements of Financial Position:

(Dollars in millions)	December 31, 2025	December 31, 2024
Miscellaneous receivables	$ 68	$ 73
Payables and other current liabilities	$ 190	$ 229
Other long-term liabilities	162	302
Total income taxes payable	$ 352	$ 531

Cash paid (net of refunds) for income taxes:

(Dollars in millions)	December 31, 2025
United States	$ 23
Outside the United States	131
States	5
Total income taxes paid (net of refunds)	$ 159

Cash paid (net of refunds) for income taxes:

(Dollars in millions)	December 31, 2025
Barbados	$ 11
Belgium	20
China	16
Mexico	10
Malaysia	16
Netherlands	25
Singapore	9
United States	23
All other	29
Total income taxes paid (net of refunds)	$ 159

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(Dollars in millions)	2025	2024	2023
Balance at January 1	$ 321	$ 320	$ 235
Adjustments based on tax positions related to current year	13	27	33
Adjustments based on tax positions related to prior years	(123)	3	68
Lapse of statute of limitations	(15)	(6)	(9)
Settlements	(13)	(23)	(7)
Balance at December 31 [1]	$ 183	$ 321	$ 320

[1] All of the unrecognized tax benefits as of December 31, 2025, would, if recognized, impact the Company's effective tax rate.

A reconciliation of the beginning and ending amounts of accrued interest related to unrecognized tax positions is as follows:

(Dollars in millions)	2025	2024	2023
Balance at January 1	$ 55	$ 39	$ 22
Expense for interest, net of tax	10	18	17
Income for interest, net of tax	(39)	(2)	—
Balance at December 31	$ 26	$ 55	$ 39

Accrued penalties related to unrecognized tax positions were immaterial as of December 31, 2025, 2024, and 2023.

Eastman files federal income tax returns in the U.S. and income tax returns in various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2017. With few exceptions, Eastman is no longer subject to foreign, state, and local income tax examinations by tax authorities for years before 2015. Solutia and related subsidiaries are no longer subject to state and local income tax examinations for years before 2002.

9. BORROWINGS

(Dollars in millions)	December 31, 2025	December 31, 2024
Borrowings consisted of:		
3.80% notes due March 2025	$ —	$ 450
1.875% notes due November 2026 [1]	586	518
7.60% debentures due February 2027	196	196
4.5% notes due December 2028	497	496
5.0% notes due August 2029	743	495
5.75% notes due March 2033 [2]	496	496
5.625% notes due February 2034	744	743
4.8% notes due September 2042	495	495
4.65% notes due October 2044	880	878
2027 Term Loan	150	250
Total borrowings	4,787	5,017
Less: Borrowings due within one year	586	450
Long-term borrowings	$ 4,201	$ 4,567

[1] The carrying value of the euro-denominated 1.875% notes due November 2026 fluctuates with changes in the euro to U.S. dollar exchange rate. The carrying value of these euro-denominated borrowings have been designated as non-derivative net investment hedges of a portion of the Company's net investments in euro functional-currency denominated subsidiaries to offset foreign currency fluctuations.

[2] Net proceeds from the bond issuance have been used to finance or refinance existing and future eligible green investment initiatives which contribute to Eastman's environmental sustainability strategy (a green bond).

In 2025, the Company issued an additional $250 million aggregate principal amount of the 5.0% notes due August 2029 in a registered public offering (the "2029 Notes"), which was originally issued in August 2024, resulting in an aggregate principal amount of $750 million. The net proceeds from the 2025 issuance were $246 million. In 2025, the Company also repaid the $450 million 3.80% notes due March 2025. There were no debt extinguishment costs associated with the repayment of this debt. All proceeds from the issued notes and the redemption of the 3.80% notes are reported under financing activities on the Consolidated Statements of Cash Flows.

Credit Facility, Term Loans, and Commercial Paper Borrowings

The Company has access to a $1.50 billion revolving credit agreement (the "Credit Facility"), in which borrowings under the Credit Facility are subject to interest at varying spreads above quoted market rates and a commitment fee is paid on the total unused commitment. The Credit Facility provides available liquidity for general corporate purposes and supports commercial paper borrowings. Commercial paper borrowings are classified as short-term. In December 2025, the Credit Facility was amended to remove the sustainability-linked pricing terms from the agreement. In February 2026, the Credit Facility was amended to extend the maturity to February 2031 and to temporarily adjust the maximum leverage ratio covenant through the fiscal quarter ending June 30, 2027 in the event of further macroeconomic uncertainty impacting operating results. All other material terms of the Credit Facility remain unchanged. At December 31, 2025 and 2024, the Company had no outstanding borrowings under the Credit Facility and no commercial paper borrowings.

In 2025, the Company repaid $100 million of the remaining $250 million five-year term loan (the "2027 Term Loan"). There were no extinguishment costs associated with the partial repayment of the 2027 Term Loan. The outstanding balance on the 2027 Term Loan was $150 million at December 31, 2025 and $250 million at December 31, 2024, with variable interest rates of 5.14% and 5.58%, respectively. The 2027 Term Loan is subject to interest at a spread above quoted market rates.

The Credit Facility and the 2027 Term Loan contain customary covenants, including requirements to maintain certain financial ratios, that determine the events of default, amounts available, and terms of borrowings. The Company was in compliance with all applicable covenants at both December 31, 2025 and 2024.

Fair Value of Borrowings

Eastman has classified its total borrowings at December 31, 2025 and 2024 under the fair value hierarchy as defined in the accounting policies in Note 1, "Significant Accounting Policies". The fair value for fixed-rate debt securities is based on quoted market prices for the same or similar debt instruments and is classified as Level 2. The fair value for the Company's other borrowings under the Term Loan equals the carrying value and is classified as Level 2. At December 31, 2025 and 2024, the fair value of total borrowings was $4.7 billion and $4.9 billion, respectively. The Company had no borrowings classified as Level 1 or Level 3 as of December 31, 2025 and 2024.

10. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

Overview of Hedging Programs

Eastman is exposed to market risks, such as changes in foreign currency exchange rates, commodity prices, and interest rates. To mitigate these market risks and their effects on the cash flows of the underlying transactions and investments in foreign subsidiaries, the Company uses various derivative and non-derivative financial instruments, when appropriate, in accordance with the Company's hedging strategy and policies. Designation is performed on a specific exposure basis to support hedge accounting. The Company does not enter into derivative transactions for speculative purposes.

Cash Flow Hedges

Cash flow hedges are derivative instruments designated as and used to hedge the exposure to variability in expected future cash flows that are attributable to a particular risk. The derivative instruments that are designated and qualify as a cash flow hedge are reported on the balance sheet at fair value and the changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the anticipated cash flows of the underlying exposures being hedged. The change in the hedge instrument is reported as a component of AOCI located in the Consolidated Statements of Financial Position and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Cash flows from cash flow hedges are classified as operating activities in the Consolidated Statements of Cash Flows.

Foreign Currency Exchange Rate Hedging

Eastman manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to changes in foreign currency exchange rates. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. To manage the remaining exposure, the Company enters into currency option and forward cash flow hedges to hedge probable anticipated, but not yet committed, export sales and purchase transactions expected within a rolling three year period and denominated in foreign currencies (principally the euro). Additionally, the Company, from time to time, enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies.

In 2024, the Company de-designated and monetized certain forward cash flow hedges. The resulting unrealized gain of $13 million was recorded in AOCI and was primarily recognized in earnings in 2025 as the underlying forecasted transactions impacted earnings.

Commodity Hedging

Certain raw material and energy sources used by Eastman, as well as sales of certain commodity products by the Company, are subject to price volatility caused by weather, supply and demand conditions, economic variables, and other unpredictable factors. This volatility is primarily related to the market pricing of benzene, ethane, ethylene, natural gas, paraxylene, and propane. In order to mitigate expected fluctuations in market prices, from time to time, the Company enters into option and forward contracts and designates these contracts as cash flow hedges. The Company currently hedges commodity price risks using derivative financial instrument transactions within a rolling three year period. The Company weights its hedge portfolio more heavily in the first year with declining coverage over the remaining periods.

Interest Rate Hedging

Eastman's policy is to manage interest expense using a mix of fixed and variable rate debt. To manage interest rate risk effectively, the Company, from time to time, enters into cash flow interest rate derivative instruments, primarily forward starting swaps and treasury locks, to hedge the Company's exposure to movements in interest rates prior to anticipated debt offerings. These instruments are designated as cash flow hedges.

<u>**Fair Value Hedges**</u>

Fair value hedges are defined as derivative or non-derivative instruments designated as and used to hedge the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk. The derivative instruments that are designated and qualify as fair value hedges are reported as "Short-term borrowings" or "Long-term borrowings" on the Consolidated Statements of Financial Position at fair value and the changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the anticipated fair value of the underlying exposures being hedged. The net of the change in the hedge instrument and item being hedged for qualifying fair value hedges is recognized in earnings in the same period or periods during which the hedged transaction affects earnings. Cash flows from fair value hedges are classified as operating activities in the Consolidated Statements of Cash Flows.

Interest Rate Hedging

Eastman's policy is to manage interest expense using a mix of fixed and variable rate debt. To manage the Company's mix of fixed and variable rate debt effectively, from time to time, the Company enters into interest rate swaps in which the Company agrees to exchange the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. These swaps are designated as hedges of the fair value of the underlying debt obligations and the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps.

In 2024, the Company settled $75 million notional amount designated as an interest rate swap on the 3.80% notes due March 2025, resulting in an immaterial cash loss which is included as part of operating activities in the Consolidated Statements of Cash Flows.

<u>**Net Investment Hedges**</u>

Net investment hedges are defined as derivative or non-derivative instruments designated as and used to hedge the foreign currency exposure of the net investment in certain foreign operations. The net of the change in the hedge instrument and item being hedged for qualifying net investment hedges is reported as a component of the "Cumulative Translation Adjustment" ("CTA") within AOCI located in the Consolidated Statements of Financial Position. Cash flows from the CTA component are classified as operating activities in the Consolidated Statements of Cash Flows. Recognition in earnings of amounts previously recognized in CTA is limited to circumstances such as complete or substantially complete liquidation of the net investment in the hedged foreign operation. In the event of a complete or substantially complete liquidation of the net investment, cash flows from net investment hedges are classified as investing activities in the Consolidated Statements of Cash Flows.

For derivative cross-currency interest rate swap net investment hedges, gains and losses representing hedge components excluded from the assessment of effectiveness are recognized in CTA within AOCI and recognized in earnings through the periodic swap interest accruals. The cross-currency interest rate swaps designated as net investment hedges are included as part of "Other long-term liabilities", "Other noncurrent assets", "Payables and other current liabilities", or "Other current assets" on the Consolidated Statements of Financial Position. Cash flows from excluded components are classified as operating activities in the Consolidated Statements of Cash Flows.

Eastman enters into fixed-to-fixed cross-currency swaps and designates these swaps to hedge a portion of its net investment in a non-U.S. dollar functional currency denominated subsidiary against foreign currency fluctuations. These contracts involve the exchange of fixed U.S. dollars with fixed foreign currency interest payments periodically over the life of the contracts and an exchange of the notional amounts at maturity.

In 2025, the Company entered into fixed-to-fixed cross-currency swaps of $50 million (¥7.9 billion) maturing December 2028, $50 million (€48 million) maturing December 2028, $250 million (€226 million) maturing August 2029, and $250 million (€226 million) maturing February 2034.

Additionally, in 2025, Eastman voluntarily terminated and reentered into fixed-to-fixed cross-currency swaps of $245 million (€229 million terminated; €236 million reentered) maturing December 2028, and $300 million (€282 million terminated; €290 million reentered) maturing March 2033. The Company also voluntarily terminated fixed-to-fixed cross-currency swaps of $50 million (¥7.4 billion) maturing March 2025, and $375 million (€351 million) maturing March 2025. The termination of cross-currency swaps in 2025 resulted in a $2 million loss recognized in CTA. The related cash flows were classified as investing activities in the Consolidated Statements of Cash Flows.

In 2024, Eastman entered into fixed-to-fixed cross-currency swaps of $50 million (€46 million) maturing December 2028, $200 million (€184 million) maturing September 2029, and $250 million (€230 million) maturing February 2034. Also in 2024, in conjunction with the repayment of the 7.25% debentures due January 2024, the Company terminated fixed-to-fixed cross-currency swaps of $190 million (€165 million) maturing January 2024. The termination of the cross-currency swap resulted in a $9 million gain recognized in CTA. Additionally, in conjunction with the partial repayment of the 3.80% notes due March 2025, the Company terminated a fixed-to-fixed cross-currency swap of $120 million (€104 million) maturing in March 2025. The termination of this cross-currency swap resulted in a $7 million gain recognized in CTA. The related cash flows were classified as investing activities in the Consolidated Statements of Cash Flows.

In 2023, Eastman entered into fixed-to-fixed cross-currency swaps of $300 million (€283 million) maturing March 2033, $50 million (¥6.7 billion) maturing March 2025, $375 million (€340 million) maturing March 2025, and $125 million (€113 million) maturing December 2028. Additionally, Eastman voluntarily terminated and reentered into fixed-to-fixed cross-currency swaps of $375 million (€340 million terminated; €351 million reentered) maturing March 2025, $305 million (€265 million terminated; €285 million reentered) maturing December 2028, and $50 million (¥6.7 billion terminated; ¥7.4 billion reentered) maturing March 2025. The termination of cross-currency swaps in 2023 resulted in a $34 million gain recognized in CTA. The related cash flows were classified as investing activities in the Consolidated Statements of Cash Flows.

Summary of Financial Position and Financial Performance of Hedging Instruments

The following table presents the notional amounts outstanding at December 31, 2025 and 2024 associated with Eastman's hedging programs.

Notional Outstanding	December 31, 2025	December 31, 2024
Derivatives designated as cash flow hedges:		
Foreign Exchange Forward and Option Contracts (in millions)		
EUR/USD (in EUR)	€357	€428
Commodity Forward and Collar Contracts		
Energy (in million british thermal units)	9	10
Derivatives designated as net investment hedges:		
Cross-currency interest rate swaps (in millions)		
EUR/USD (in EUR)	€1,707	€1,543
JPY/USD (in JPY)	¥7,885	¥7,385
Non-derivatives designated as net investment hedges:		
Foreign Currency Net Investment Hedges (in millions)		
EUR/USD (in EUR)	€499	€499

Fair Value Measurements

For additional information on fair value measurement, see Note 1, "Significant Accounting Policies".

All the Company's derivative assets and liabilities are currently classified as Level 2. Level 2 fair value is based on estimates using standard pricing models. These standard pricing models use inputs that are derived from, or corroborated by, observable market data such as interest rate yield curves and currency spot and forward rates. The fair value of commodity contracts is derived using forward curves supplied by an industry recognized and unrelated third party. In addition, on an ongoing basis, the Company compares a subset of its valuations against valuations received from the counterparties to validate the accuracy of its standard pricing models. The Company had no derivatives classified as Level 1 or Level 3 as of December 31, 2025 or December 31, 2024. Counterparties to these derivative contracts are highly rated financial institutions which the Company believes carry minimal risk of nonperformance, and the Company diversifies its positions among such counterparties to reduce its exposure to counterparty risk and credit losses. The Company monitors the creditworthiness of its counterparties on an ongoing basis. The Company did not realize a credit loss related to these counterparties during the years ended December 31, 2025 or 2024.

All the Company's derivative contracts are subject to master netting arrangements, or similar agreements, which provide for the option to settle contracts on a net basis when they settle on the same day and in the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event. The Company does not have any cash collateral due under such agreements.

The Company presents derivative contracts on a gross basis within the Consolidated Statements of Financial Position. The following table presents the financial assets and liabilities valued on a recurring and gross basis and includes where the financial assets and liabilities are located within the Consolidated Statements of Financial Position as of December 31, 2025 and 2024.

The Financial Position and Fair Value Measurements of Hedging Instruments on a Gross Basis

(Dollars in millions)

Derivative Type	Statements of Financial Position Location	December 31, 2025 Level 2	December 31, 2024 Level 2
Derivatives designated as cash flow hedges:			
Foreign exchange contracts	Other current assets	$ 1	$ 6
Foreign exchange contracts	Other noncurrent assets	—	3
Derivatives designated as net investment hedges:			
Cross-currency interest rate swaps	Other current assets	—	19
Cross-currency interest rate swaps	Other noncurrent assets	1	69
Total Derivative Assets		$ 2	$ 97
Derivatives designated as cash flow hedges:			
Commodity contracts	Payables and other current liabilities	$ 7	$ 4
Foreign exchange contracts	Payables and other current liabilities	19	—
Foreign exchange contracts	Other long-term liabilities	2	—
Derivatives designated as net investment hedges:			
Cross-currency interest rate swaps	Payables and other current liabilities	—	4
Cross-currency interest rate swaps	Other long-term liabilities	136	54
Total Derivative Liabilities		$ 164	$ 62
Total Net Derivative Assets (Liabilities)		$ (162)	$ 35

In addition to the fair value associated with derivative instruments designated as cash flow hedges and net investment hedges noted in the table above, the Company had a carrying value of $586 million and $518 million associated with non-derivative instruments designated as foreign currency net investment hedges as of December 31, 2025 and 2024, respectively. The designated foreign currency-denominated borrowings are included as part of "Borrowings due within one year" and "Long-term borrowings" within the Consolidated Statements of Financial Position.

The following table presents the effect of the Company's hedging instruments on Other comprehensive income (loss), net of tax ("OCI") and financial performance for the twelve months ended December 31, 2025, 2024, and 2023:

| (Dollars in millions) | Change in amount of after tax gain/(loss) recognized in OCI on Derivatives | | | Pre-tax amount of gain/(loss) reclassified from AOCI into income | | |
| | December 31, | | | December 31, | | |
Hedging Relationships	2025	2024	2023	2025	2024	2023
Derivatives in cash flow hedging relationships:						
Commodity contracts	$ (2)	$ 11	$ (14)	$ (5)	$ (25)	$ (10)
Foreign exchange contracts	(30)	20	(14)	(11)	8	12
Forward starting interest rate and treasury lock swap contracts	3	2	2	(4)	(3)	(3)
Non-derivatives in net investment hedging relationships (pre-tax):						
Net investment hedges	(67)	33	(30)	—	—	—
Derivatives in net investment hedging relationships (pre-tax):						
Cross-currency interest rate swaps	(239)	107	(32)	—	—	—
Cross-currency interest rate swaps excluded component	73	(26)	(42)	—	—	—

The following table presents the effect of fair value and cash flow hedge accounting on the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings for 2025, 2024, and 2023.

Location and Amount of Gain or (Loss) Recognized in Earnings on Fair Value and Cash Flow Hedging Relationships

	Twelve Months								
	2025			**2024**			**2023**		
(Dollars in millions)	**Sales**	**Cost of Sales**	**Net interest expense**	**Sales**	**Cost of Sales**	**Net interest expense**	**Sales**	**Cost of Sales**	**Net interest expense**
Total amounts of income and expense line items presented in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings in which the effects of fair value or cash flow hedges are recognized									
	$ 8,752	$ 6,908	$ 208	$ 9,382	$ 7,092	$ 200	$ 9,210	$ 7,149	$ 215
The effects of fair value and cash flow hedging:									
Gain or (loss) on fair value hedging relationships:									
Interest contracts (fixed-for-floating interest rate swaps):									
Hedged items			—			4			3
Derivatives designated as hedging instruments			—			(4)			(3)
Gain or (loss) on cash flow hedging relationships:									
Interest contracts (forward starting interest rate and treasury lock swap contracts):									
Amount reclassified from AOCI into earnings			(4)			(3)			(3)
Commodity Contracts:									
Amount reclassified from AOCI into earnings		(5)			(25)			(10)	
Foreign Exchange Contracts:									
Amount reclassified from AOCI into earnings	(11)			8			12		

The Company enters into foreign exchange derivatives denominated in multiple currencies which are transacted and settled in the same quarter. These derivatives are not designated as hedges due to the short-term nature and the gains or losses on these derivatives are marked-to-market in the line item "Other (income) charges, net" of the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings. The Company recognized a net gain of $11 million in 2025, a net gain of $1 million in 2024, and net loss of $5 million in 2023 on these derivatives.

Pre-tax monetized positions and MTM gains and losses from raw materials and energy, currency, and certain interest rate hedges that were included in AOCI included losses of $119 million at December 31, 2025 and gains of $154 million at December 31, 2024. The change in AOCI in 2025 compared to 2024 is primarily a result of an increase in foreign currency exchange rates, particularly the euro. If realized, approximately $26 million in pre-tax losses will be reclassified into earnings during the next 12 months, including foreign exchange contracts prospectively dedesignated and monetized in 2024.

11. RETIREMENT PLANS

As described below, Eastman offers various postretirement benefits to its employees.

Defined Contribution Plans

Eastman sponsors a defined contribution employee stock ownership plan (the "ESOP"), which is a component of the Eastman Investment Plan and Employee Stock Ownership Plan ("EIP/ESOP"), under Section 401(a) of the Internal Revenue Code. Eastman made a contribution in February 2026 to the EIP/ESOP for substantially all U.S. employees equal to 5 percent of their eligible compensation for the 2025 plan year. Employees may allocate contributions to other investment funds within the EIP from the ESOP at any time without restrictions. Allocated shares in the ESOP totaled 1,813,962; 1,865,375; and 1,899,512 shares as of December 31, 2025, 2024, and 2023, respectively. Dividends on shares held by the EIP/ESOP are charged to retained earnings. All shares held by the EIP/ESOP are treated as outstanding in computing earnings per share ("EPS").

In 2006, the Company amended its EIP/ESOP to provide a Company match of 50 percent of the first 7 percent of an employee's compensation contributed to the plan for employees who are hired on or after January 1, 2007. Employees who are hired on or after January 1, 2007, are also eligible for the contribution to the ESOP as described above.

Charges for domestic contributions to the EIP/ESOP were $83 million, $81 million, and $79 million for 2025, 2024, and 2023, respectively.

Defined Benefit Pension Plans and Other Postretirement Benefit Plans

Pension Plans

Eastman maintains defined benefit pension plans that provide eligible employees with retirement benefits.

Effective January 1, 2000, the Company's Eastman Retirement Assistance Plan, a U.S. defined benefit pension plan, was amended. Employees' accrued pension benefits earned prior to January 1, 2000 are calculated based on previous plan provisions using the employee's age, years of service, and final average compensation as defined in the plans. The amended plan uses a pension equity formula to calculate an employee's retirement benefits from January 1, 2000 forward. Benefits payable will be the combined pre-2000 and post-1999 benefits. Employees hired on or after January 1, 2007 are not eligible to participate in Eastman's U.S. defined benefit pension plans.

Benefits are paid to employees from trust funds. Contributions to the trust funds are made as permitted by laws and regulations. The pension trust funds do not directly own any of the Company's common stock.

Pension coverage for employees of Eastman's non-U.S. operations is provided, to the extent deemed appropriate, through separate plans. The Company systematically provides for obligations under such plans by depositing funds with trustees, under insurance policies, or by book reserves.

Other Postretirement Benefit Plans

Under its other postretirement benefit plans in the U.S., Eastman provides life insurance for eligible retirees hired prior to January 1, 2007. Company funding is also provided for eligible Medicare retirees hired prior to January 1, 2007 with a health reimbursement arrangement. Certain of the Company's non-U.S. operations have supplemental health benefit plans for retirees, the cost of which is not significant to the Company.

Below is a summary balance sheet of the change in benefit obligation and plan assets during 2025 and 2024, the funded status of the plans and amounts recognized in the Consolidated Statements of Financial Position.

Summary of Changes

(Dollars in millions)	Pension Plans				Postretirement Benefit Plans	
	2025		2024		2025	2024
	U.S.	Non-U.S.	U.S.	Non-U.S.		
Change in projected benefit obligation:						
Benefit obligation, beginning of year	$ 1,385	$ 592	$ 1,468	$ 661	$ 446	$ 480
Service cost	19	7	21	9	$ —	$ —
Interest cost	71	26	73	24	$ 20	$ 24
Actuarial loss (gain)	47	(43)	(29)	(55)	$ 31	$ (17)
Plan amendments and other	—	—	—	—	$ (208)	$ —
Plan participants' contributions	—	1	—	1	$ 1	$ 2
Effect of currency exchange	—	61	—	(25)	$ —	$ —
Benefits paid	(162)	(25)	(148)	(23)	(43)	(43)
Benefit obligation, end of year	$ 1,360	$ 619	$ 1,385	$ 592	$ 247	$ 446
Change in plan assets:						
Fair value of plan assets, beginning of year	$ 1,266	$ 624	$ 1,348	$ 639	$ 101	$ 104
Actual return on plan assets	166	(8)	62	16	13	$ 3
Effect of currency exchange	—	65	—	(26)	—	$ —
Company contributions	5	17	4	17	36	$ 35
Reserve for third party contributions	—	—	—	—	(5)	$ —
Plan participants' contributions	—	1	—	1	1	$ 2
Benefits paid	(162)	(25)	(148)	(23)	(43)	$ (43)
Fair value of plan assets, end of year	$ 1,275	$ 674	$ 1,266	$ 624	$ 103	$ 101
Funded status at end of year	$ (85)	$ 55	$ (119)	$ 32	$ (144)	$ (345)
Amounts recognized in the Consolidated Statements of Financial Position consist of:						
Other noncurrent assets	$ —	$ 81	$ —	$ 58	$ 63	$ 57
Current liabilities	(2)	—	(4)	—	(26)	(36)
Post-employment obligations	(83)	(26)	(115)	(26)	(181)	(366)
Net amount recognized, end of year	$ (85)	$ 55	$ (119)	$ 32	$ (144)	$ (345)
Accumulated benefit obligation	$ 1,295	$ 594	$ 1,324	$ 569		
Amounts recognized in accumulated other comprehensive income consist of:						
Prior service (credit) cost	$ —	$ (4)	$ —	$ (5)	$ (198)	$ —

Actuarial losses in the projected benefit obligations for 2025 were primarily due to lower discount rates. Actuarial gains in the projected benefit obligations for 2024 were primarily due to higher discount rates.

In fourth quarter 2025, the Company amended a U.S. other postretirement benefit plan which triggered a remeasurement of the plan's obligations. The remeasurement resulted in a reduction to the accumulated postretirement benefit obligation of $208 million, which will be amortized primarily over 5 years as a prior service credit from AOCI.

Information for pension plans with projected benefit obligations in excess of plan assets:

(Dollars in millions)	2025		2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligation	$ 1,360	$ 85	$ 1,385	$ 79
Fair value of plan assets	1,275	59	1,266	53

Information for pension plans with accumulated benefit obligations in excess of plan assets:

(Dollars in millions)	2025		2024	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligation	$ 32	$ 38	$ 1,324	$ 55
Fair value of plan assets	—	23	1,266	40

Postretirement benefit plans with accumulated benefit obligations in excess of plan assets are $207 million and $402 million at December 31, 2025 and 2024, respectively. The plans have no assets.

Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income

(Dollars in millions)	Pension Plans						Postretirement Benefit Plans		
	2025		2024		2023		2025	2024	2023
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.			
Components of net periodic benefit (credit) cost:									
Service cost	$ 19	$ 7	$ 21	$ 9	$ 23	$ 7	$ —	$ —	$ —
Interest cost	71	26	73	24	77	26	20	24	26
Expected return on plan assets	(89)	(31)	(95)	(28)	(88)	(22)	(5)	(5)	(4)
Amortization of:									
Prior service (credit) cost	—	(1)	—	(1)	—	—	(10)	(10)	(27)
Mark-to-market pension and other postretirement benefits loss (gain), net	(30)	(4)	4	(43)	49	18	28	(15)	(14)
Net periodic benefit (credit) cost	$ (29)	$ (3)	$ 3	$ (39)	$ 61	$ 29	$ 33	$ (6)	$ (19)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:									
Current year prior service credit (cost)	$ —	$ —	$ —	$ —	$ —	$ —	$ 208	$ —	$ —
Amortization of:									
Prior service (credit) cost	—	(1)	—	(1)	—	—	(10)	(10)	(27)
Total	$ —	$ (1)	$ —	$ (1)	$ —	$ —	$ 198	$ (10)	$ (27)

Plan Assumptions

The assumptions used to develop the projected benefit obligation for Eastman's significant U.S. and non-U.S. defined benefit pension plans and U.S. postretirement benefit plans are provided in the following tables.

	Pension Plans						Postretirement Benefit Plans		
	2025		2024		2023		2025	2024	2023
Weighted-average assumptions used to determine benefit obligations for years ended December 31:	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**			
Discount rate	5.26 %	4.81 %	5.64 %	4.40 %	5.22 %	3.83 %	5.13 %	5.60 %	5.21 %
Interest crediting rate	5.43 %	N/A	5.44 %	N/A	5.46 %	N/A	N/A	N/A	N/A
Rate of compensation increase	3.00 %	3.04 %	3.00 %	3.04 %	3.00 %	3.04 %	N/A	N/A	N/A
Health care cost trend									
Initial							6.50 %	6.25 %	6.50 %
Decreasing to ultimate trend of							5.00 %	5.00 %	5.00 %
in year							2032	2030	2030
Weighted-average assumptions used to determine net periodic cost for years ended December 31:	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**			
Discount rate	5.64 %	4.40 %	5.22 %	3.83 %	5.58 %	4.27 %	5.60 %	5.21 %	5.55 %
Discount rate for service cost	5.64 %	3.70 %	5.22 %	3.38 %	5.59 %	3.95 %	N/A	N/A	N/A
Discount rate for interest cost	5.35 %	4.40 %	5.15 %	3.83 %	5.46 %	4.27 %	5.25 %	5.16 %	5.43 %
Expected return on assets	7.50 %	4.90 %	7.50 %	4.74 %	6.62 %	3.86 %	4.50 %	4.50 %	3.50 %
Rate of compensation increase	3.00 %	3.04 %	3.00 %	3.04 %	3.00 %	3.04 %	N/A	N/A	N/A
Interest crediting rate	5.44 %	N/A	5.46 %	N/A	5.48 %	N/A	N/A	N/A	N/A
Health care cost trend									
Initial							6.25 %	6.50 %	6.00 %
Decreasing to ultimate trend of							5.00 %	5.00 %	5.00 %
in year							2030	2030	2030

The Company calculates service and interest cost components of net periodic benefit costs for its significant defined benefit pension and other postretirement benefit plans by applying the specific spot rates along the yield curve to the plans' projected cash flows.

The fair value of plan assets for the U.S. pension plans at both December 31, 2025 and 2024 was $1.3 billion, while the fair value of plan assets at December 31, 2025 and 2024 for non-U.S. pension plans was $674 million and $624 million, respectively. At both December 31, 2025 and 2024, the expected weighted-average long-term rate of return on U.S. pension plans assets was 7.50 percent. The expected weighted-average long-term rate of return on non-U.S. pension plan assets was 5.13 percent and 5.01 percent at December 31, 2025 and 2024, respectively.

Plan Assets

The following tables reflect the fair value of the defined benefit pension plans assets.

(Dollars in millions)	Fair Value Measurements at December 31, 2025									
Description	Total Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)			
Pension Assets:	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Cash and Cash Equivalents [1]	$ 29	$ 65	$ 29	$ 65	$ —	$ —	$ —	$ —
Public Equity - United States [2]	6	—	6	—	—	—	—	—
Other Investments [3]	—	54	—	—	—	—	—	54
Total Assets at Fair Value	$ 35	$ 119	$ 35	$ 65	$ —	$ —	$ —	$ 54
Investments Measured at Net Asset Value [4]	1,240	555						
Total Assets	$ 1,275	$ 674						

(Dollars in millions)	Fair Value Measurements at December 31, 2024									
Description	Total Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)			
Pension Assets:	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Cash and Cash Equivalents [1]	$ 18	$ 40	$ 18	$ 40	$ —	$ —	$ —	$ —
Public Equity - United States [2]	6	—	6	—	—	—	—	—
Other Investments [3]	—	49	—	—	—	—	—	49
Total Assets at Fair Value	$ 24	$ 89	$ 24	$ 40	$ —	$ —	$ —	$ 49
Investments Measured at Net Asset Value [4]	1,242	535						
Total Assets	$ 1,266	$ 624						

[1] Cash and Cash Equivalents: Funds generally invested in actively managed collective trust funds or interest bearing accounts.

[2] Public Equity - United States: Common stock equity securities which are primarily valued using a market approach based on the quoted market prices.

[3] Other Investments: Primarily consist of insurance contracts which are generally valued using a crediting rate that approximates market returns and investments in underlying securities whose market values are unobservable and determined using pricing models, discounted cash flow methodologies, or similar techniques.

[4] Investments Measured at Net Asset Value: The underlying debt, public equity, and public real asset investments in this category are generally held in common trust funds, which are either actively or passively managed investment vehicles, that are valued at the net asset value per unit/share multiplied by the number of units/shares held as of the measurement date. The other alternative investments in this category are valued under the practical expedient method which is based on the most recently reported net asset value provided by the management of each private investment fund, adjusted as appropriate, for any lag between the date of the financial reports and the measurement date.

The following tables reflect the fair value of the postretirement benefit plan assets. The postretirement benefit plan is for the voluntary employees' beneficiary association ("VEBA") trust the Company assumed as part of the Solutia acquisition.

(Dollars in millions)		Fair Value Measurements at December 31, 2025		
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Postretirement Benefit Plan Assets:				
Cash and Cash Equivalents [1]	$ 1	$ 1	$ —	$ —
Debt [2]:				
Fixed Income (U.S.)	65	$ —	$ 65	$ —
Fixed Income (Non-U.S.)	22	—	22	—
Total	$ 88	$ 1	$ 87	$ —

(Dollars in millions)		Fair Value Measurements at December 31, 2024		
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Postretirement Benefit Plan Assets:				
Debt [2]:				
Fixed Income (U.S.)	$ 64	$ —	$ 64	$ —
Fixed Income (Non-U.S.)	22	—	22	—
Total	$ 86	$ —	$ 86	$ —

[1] Cash and Cash Equivalents: Funds generally invested in actively managed collective trust funds or interest bearing accounts.

[2] Debt: The fixed income securities are primarily valued upon a market approach, using matrix pricing and considering a security's relationship to other securities for which quoted prices in an active market may be available, or an income approach, converting future cash flows to a single present value amount. Inputs used in developing fair value estimates include reported trades, broker quotes, benchmark yields, and base spreads.

The Company valued assets with unobservable inputs (Level 3), primarily insurance contracts, using a crediting rate that approximates market returns and investments in underlying securities whose market values are unobservable and determined using pricing models, discounted cash flow methodologies, or similar techniques.

(Dollars in millions)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Other Investments[1]
	Non-U.S. Pension Plans
Balance at December 31, 2023	$ 51
Unrealized gains	(3)
Purchases, issuances, sales, and settlements	1
Balance at December 31, 2024	49
Unrealized gains	5
Balance at December 31, 2025	$ 54

[1] Primarily consists of insurance contracts.

The following table reflects the target allocation for the Company's U.S. and non-U.S. pension and postretirement benefit plans assets for 2026 and the asset allocation at December 31, 2025 and 2024, by asset category.

	U.S. Pension Plans			Non-U.S. Pension Plans			Postretirement Benefit Plan		
	2026 Target Allocation	Plan Assets at December 31, 2025	Plan Assets at December 31, 2024	2026 Target Allocation	Plan Assets at December 31, 2025	Plan Assets at December 31, 2024	2026 Target Allocation	Plan Assets at December 31, 2025	Plan Assets at December 31, 2024
Asset category									
Equity securities	38%	41%	42%	27%	23%	23%	—%	—%	—%
Debt securities	36%	41%	37%	59%	60%	60%	100%	100%	100%
Real estate	8%	6%	6%	4%	4%	4%	—%	—%	—%
Other investments [1]	18%	12%	15%	10%	13%	13%	—%	—%	—%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

[1] U.S. primarily consists of private equity, private debt, and natural resource and energy related limited partnership investments. Non-U.S. primarily consists of annuity contracts and alternative investments.

Investment Strategy

Eastman's investment strategy for its defined benefit pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to meet or exceed the plan's actuarially assumed long-term rate of return and to minimize the cost of providing pension benefits. A periodic asset/liability study is conducted in order to assist in the determination and, if necessary, modification of the appropriate long-term investment policy for the plan. The investment policy establishes a target allocation range for each asset class and the fund is managed within those ranges. The plans use a number of investment approaches including investments in equity, real estate, and fixed income funds in which the underlying securities are marketable in order to achieve this target allocation. The plans also invest in private equity and other funds. Diversification is created through investments across various asset classes, geographies, fund managers, and individual securities. This investment process is designed to provide for a well-diversified portfolio with no significant concentration of risk. The investment process is monitored by an investment committee that includes senior management.

Eastman's investment strategy for its VEBA trust is to invest in intermediate-term, well diversified, high quality investment instruments, with a primary objective of capital preservation.

The expected rate of return for all plans was determined primarily by modeling the expected long-term rates of return for the categories of investments held by the plans and the targeted allocation percentage against various potential economic scenarios.

The Company made no contributions to its U.S. defined benefit pension plans in 2025 or 2024. For 2026 calendar year, there are no minimum required cash contributions for the U.S. defined benefit pension plans under the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended.

Benefit payments are made using a combination of plan assets and cash payments. Most of the Company's pension plans have plan assets that predominately cover pension benefit obligations. The estimated future benefit payments, reflecting expected future service, as appropriate, are as follows:

	Pension Plans		Postretirement Benefit Plans
(Dollars in millions)	U.S.	Non-U.S.	
2026	$ 134	$ 28	$ 32
2027	134	32	32
2028	131	32	32
2029	126	34	31
2030	127	35	28
2031-2034	572	197	74

12. LEASES AND OTHER COMMITMENTS

Leases

There are two types of leases: financing and operating. Both types of leases have associated right-to-use assets and lease liabilities that are valued at the net present value of the lease payments and recognized on the Consolidated Statements of Financial Position. The discount rate used in the measurement of a right-to-use asset and lease liability is the rate implicit in the lease whenever that rate is readily determinable. If the rate implicit in the lease is not readily determinable, the collateralized incremental borrowing rate is used. The Company elected the accounting policy not to apply the recognition and measurement requirements to short-term leases with a term of 12 months or less and do not include a bargain purchase option.

The Company has operating leases, as a lessee, with customary terms that do not include: significant variable lease payments; significant reasonably certain extensions or options required to be included in the lease term; restrictions; or other covenants for real property, rolling stock, and machinery and equipment. Real property leases primarily consist of office space and rolling stock leases primarily for railcars and fleet vehicles. At December 31, 2025 and 2024, right-to-use assets for operating leases of $191 million and $164 million, respectively, are included as a part of "Other noncurrent assets" on the Consolidated Statements of Financial Position. At both December 31, 2025 and 2024, the operating right-to-use assets include $3 million of assets previously classified as lease intangibles and $6 million and $7 million of prepaid lease assets, respectively. Operating lease liabilities are included as a part of "Payables and other current liabilities" and "Other long-term liabilities" on the Consolidated Statements of Financial Position. As of December 31, 2025, financing leases were not material to the Company's financial statements.

As of December 31, 2025, reconciliation of lease payments and operating lease liabilities is provided below:

(Dollars in millions)	Operating lease liabilities
2026	$ 56
2027	44
2028	33
2029	21
2030	12
2031 and beyond	22
Total lease payments	188
Less: amounts of lease payments representing interest	15
Present value of future lease payments	173
Less: current obligations under leases	56
Long-term lease obligations	$ 117

The Company has operating leases, primarily leases for railcars, with terms that require the Company to guarantee a portion of the residual value of the leased assets upon termination of the lease that will expire beginning first quarter 2026. Residual guarantee payments that become probable and estimable are recognized as rent expense over the remaining life of the applicable lease. Management's current expectation is that the likelihood of material residual guarantee payments is remote.

Lease costs during the period and other information is provided below:

(Dollars in millions)	2025	2024	2023
Lease costs:			
Operating lease costs	$ 90	$ 83	$ 86
Short-term lease costs	36	31	23
Sublease income	(9)	(8)	(4)
Total	$ 117	$ 106	$ 105

	December 31,		
(Dollars in millions)	2025	2024	2023
Other operating lease information:			
Cash paid for amounts included in the measurement of lease liabilities	$ 88	$ 82	$ 85
Right-to-use assets obtained in exchange for new lease liabilities	$ 48	$ 32	$ 28
Weighted-average remaining lease term, in years	4	6	6
Weighted-average discount rate	3.0 %	3.0 %	3.0 %

Debt and Other Commitments

Eastman's obligations are summarized in the following table.

(Dollars in millions)				Payments Due for			
Period	Debt Securities	Credit Facilities and Other	Interest Payable	Purchase Obligations	Operating Leases	Other Liabilities	Total
2026	$ 586	$ —	$ 205	$ 265	$ 56	$ 241	$ 1,353
2027	196	150	183	245	44	83	901
2028	497	—	177	202	33	74	983
2029	743	—	162	129	21	75	1,130
2030	—	—	129	109	12	75	325
2031 and beyond	2,615	—	1,068	884	22	741	5,330
Total	$ 4,637	$ 150	$ 1,924	$ 1,834	$ 188	$ 1,289	$ 10,022

Estimated future payments of debt securities assumes the repayment of principal upon stated maturity, and actual amounts and the timing of such payments may differ materially due to repayment or other changes in the terms of such debt prior to maturity.

Eastman had various purchase obligations at December 31, 2025 totaling $1.8 billion over a period of approximately 25 years for materials, supplies, and energy incident to the ordinary conduct of business.

Amounts in other liabilities represent the current estimated cash payments required to be made by the Company primarily for pension and other postretirement benefits, accrued compensation benefits, environmental loss contingency estimates, uncertain tax liabilities, and commodity and foreign exchange hedging in the periods indicated. Due to uncertainties in the timing of the effective settlement of tax positions with respect to taxing authorities, management is unable to determine the timing of payments related to uncertain tax liabilities and these amounts are included in the "2031 and beyond" line item.

The amount and timing of pension and other postretirement benefit payments included in other liabilities is dependent upon interest rates, health care cost trends, actual returns on plan assets, retirement and attrition rates of employees, continuation or modification of the benefit plans, and other factors. Such factors can significantly impact the amount and timing of any future contributions by the Company. Excess contributions are periodically made by management in order to keep the plans' funded status above 80 percent under the funding provisions of the Pension Protection Act to avoid partial benefit restrictions on accelerated forms of payment. The Company's U.S. defined benefit pension plans are not currently under any benefit restrictions. See Note 11, "Retirement Plans", for more information regarding pension and other postretirement benefit obligations.

The resolution of uncertainties related to environmental matters included in other liabilities may have a material adverse effect on the Company's consolidated results of operations in the period recognized, however, because of the availability of legal defenses, the Company's preliminary assessment of actions that may be required, and, if applicable, the expected sharing of costs, management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations, or cash flows. See "Environmental Costs" in Note 1, "Significant Accounting Policies", and see Note 13, "Environmental Matters and Asset Retirement Obligations", for more information regarding outstanding environmental matters and asset retirement obligations.

Guarantees and claims also arise during the ordinary course of business from relationships with customers, suppliers, joint venture partners, and other parties when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Company. The Company's current other guarantees include guarantees relating to intellectual property, third-party debt, and other indemnifications and have arisen through the normal course of business. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims, if they were to occur. These other guarantees have remaining terms up to 15 years with maximum potential future payments of approximately $146 million in the aggregate, with none of these guarantees being individually significant to the Company's operating results, financial position, or liquidity. Management's current expectation is that future payment or performance related to non-performance under other guarantees is remote. Eastman has letters of credit and surety bonds of approximately $95 million as of December 31, 2025 to support commitments made in the ordinary course of business. The Company does not expect that any claims against or draws on these instruments would have a material adverse effect on the Company.

13. ENVIRONMENTAL MATTERS AND ASSET RETIREMENT OBLIGATIONS

Certain Eastman manufacturing facilities generate hazardous and nonhazardous wastes, of which the treatment, storage, transportation, and disposal are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Company, along with many other entities, has been designated a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for certain cleanup costs. In addition, the Company will incur costs for environmental remediation and closure and post-closure under the federal Resource Conservation and Recovery Act. Reserves for environmental contingencies have been established in accordance with Eastman's policies described in Note 1, "Significant Accounting Policies". The resolution of uncertainties related to environmental matters may have a material adverse effect on the Company's consolidated financial statements and related disclosures in the period recognized. However, because of the availability of legal defenses, the Company's preliminary assessment of actions that may be required, and the extended period of time that the obligations are expected to be satisfied, management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will have a material adverse effect on the Company's future overall financial position, results of operations, or cash flows.

Environmental Remediation and Environmental Asset Retirement Obligations

The Company's net environmental reserve for environmental contingencies, including remediation costs and asset retirement obligations, is included as part of "Other noncurrent assets", "Payables and other current liabilities", and "Other long-term liabilities" on the Consolidated Statements of Financial Position as follows:

(Dollars in millions)	December 31,	
	2025	2024
Environmental contingencies, current	$ 20	$ 15
Environmental contingencies, long-term	298	269
Total	$ 318	$ 284

Environmental Remediation

Estimated future environmental expenditures for undiscounted remediation costs ranged from $285 million to $509 million and from $252 million to $495 million at December 31, 2025 and 2024, respectively. The best estimate or minimum estimated future environmental expenditures of $285 million and $252 million at December 31, 2025 and 2024, respectively, are considered to be probable and reasonably estimable.

Costs of certain remediation projects included in the environmental reserve are subject to a cost-sharing arrangement with Monsanto Company ("Monsanto") under the provisions of the Amended and Restated Settlement Agreement effective February 28, 2008 (the "Effective Date"), into which Solutia entered with Monsanto upon its emergence from bankruptcy (the "Monsanto Settlement Agreement"). Under the provisions of the Monsanto Settlement Agreement, Solutia, which became a wholly-owned subsidiary of Eastman on July 2, 2012, shares responsibility with Monsanto for remediation at certain locations outside of the boundaries of plant sites in Anniston, Alabama and Sauget, Illinois (the "Shared Sites"). Solutia is responsible for the funding of environmental liabilities at the Shared Sites up to a total of $325 million from the Effective Date. If remediation costs for the Shared Sites exceed this amount, such costs will thereafter be shared equally between Solutia and Monsanto. Including payments by Solutia prior to its acquisition by Eastman, $140 million had been paid for costs at the Shared Sites as of December 31, 2025. As of December 31, 2025, an additional $229 million has been recognized for estimated future remediation costs at the Shared Sites, over a period of approximately 30 years.

Reserves for environmental remediation include liabilities expected to be paid within approximately 30 years. Eastman has letters of credit of approximately $155 million to support certain environmental matters. The Company does not expect that any claims against or draws on these instruments would have a material adverse effect on the Company. The amounts charged to pre-tax earnings for environmental remediation and related charges are recognized in "Cost of sales" and "Other (income) charges, net" on the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

Changes in the reserves for environmental remediation liabilities during 2025 and 2024 are summarized below:

(Dollars in millions)	Environmental Remediation Liabilities
Balance at December 31, 2023	$ 252
Changes in estimates recognized in earnings and other	13
Cash reductions	(13)
Balance at December 31, 2024	252
Changes in estimates recognized in earnings and other	48
Cash reductions	(15)
Balance at December 31, 2025	$ 285

Environmental Asset Retirement Obligations

An asset retirement obligation is an obligation for the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development, or normal operation of that long-lived asset. Environmental asset retirement obligations consist primarily of closure and post-closure costs. For sites that have environmental asset retirement obligations, the best estimate recognized to date for these environmental asset retirement obligation costs were $33 million and $32 million December 31, 2025 and December 31, 2024, respectively.

Other

Eastman's cash expenditures related to environmental protection and improvement were $339 million, $307 million, and $314 million in 2025, 2024, and 2023, respectively, and include operating costs associated with environmental protection equipment and facilities, engineering costs, and construction costs. The cash expenditures above include environmental capital expenditures of approximately $80 million, $70 million, and $65 million in 2025, 2024, and 2023, respectively.

The Company has contractual asset retirement obligations not associated with environmental liabilities. Eastman's non-environmental asset retirement obligations are primarily associated with the future closure of leased manufacturing assets in Pace, Florida and Oulu, Finland. These non-environmental asset retirement obligations were $56 million and $53 million at December 31, 2025 and December 31, 2024, respectively, and are included in "Other long-term liabilities" on the Consolidated Statements of Financial Position.

14. LEGAL MATTERS

From time to time, Eastman and its operations are parties to, or targets of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. While the Company is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial position, results of operations, or cash flows.

15. STOCKHOLDERS' EQUITY

A reconciliation of the changes in stockholders' equity for 2025, 2024, and 2023 is provided below:

(Dollars in millions)	Common Stock at Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total Eastman Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance at December 31, 2022	$ 2	$ 2,315	$ 8,973	$ (205)	$ (5,932)	$ 5,153	$ 83	$ 5,236
Net Earnings	—	—	894	—	—	894	2	896
Cash Dividends [1]	—	—	(377)	—	—	(377)	—	(377)
Other Comprehensive (Loss)	—	—	—	(114)	—	(114)	—	(114)
Share-Based Compensation Expense [2]	—	64	—	—	—	64	—	64
Stock Option Exercises	—	3	—	—	—	3	—	3
Other [3]	—	(14)	—	—	(1)	(15)	2	(13)
Share Repurchase	—	—	—	—	(150)	(150)	—	(150)
Distributions to noncontrolling interest	—	—	—	—	—	—	(15)	(15)
Balance at December 31, 2023	$ 2	$ 2,368	$ 9,490	$ (319)	$ (6,083)	$ 5,458	$ 72	$ 5,530
Net Earnings	—	—	905	—	—	905	3	908
Cash Dividends [1]	—	—	(382)	—	—	(382)	—	(382)
Other Comprehensive Income	—	—	—	5	—	5	—	5
Share-Based Compensation Expense [2]	—	63	—	—	—	63	—	63
Stock Option Exercises	—	41	—	—	—	41	—	41
Other [3]	—	(9)	—	—	(2)	(11)	(1)	(12)
Share Repurchase	—	—	—	—	(300)	(300)	—	(300)
Distributions to noncontrolling interest	—	—	—	—	—	—	(1)	(1)
Balance at December 31, 2024	$ 2	$ 2,463	$ 10,013	$ (314)	$ (6,385)	$ 5,779	$ 73	$ 5,852
Net Earnings	—	—	474	—	—	474	1	475
Cash Dividends [1]	—	—	(382)	—	—	(382)	—	(382)
Other Comprehensive Income	—	—	—	154	—	154	—	154
Share-Based Compensation Expense [2]	—	48	—	—	—	48	—	48
Stock Option Exercises	—	2	—	—	—	2	—	2
Other [3][4]	—	(13)	—	—	(1)	(14)	5	(9)
Share Repurchase	—	—	—	—	(100)	(100)	—	(100)
Distributions to noncontrolling interest	—	—	—	—	—	—	(3)	(3)
Balance at December 31, 2025	$ 2	$ 2,500	$ 10,105	$ (160)	$ (6,486)	$ 5,961	$ 76	$ 6,037

[1] Cash dividends includes cash dividends paid and dividends declared, but unpaid.
[2] Share-based compensation expense is the fair value of share-based awards.
[3] Additional paid-in capital includes value of shares withheld for employees' taxes on vesting of share-based compensation awards.
[4] Noncontrolling interest includes a $4 million capital contribution from a joint venture partner in Ruian, China.

Eastman is authorized to issue 400 million shares of all classes of stock, of which 50 million may be preferred stock, par value $0.01 per share, and 350 million may be common stock, par value $0.01 per share. The Company declared dividends per share of $3.33 in 2025, $3.26 in 2024, and $3.18 in 2023.

In 1997 the Company established a benefit security trust to provide a degree of financial security for unfunded obligations under certain unfunded plans. A warrant to purchase up to 6 million shares of par value common stock of the Company was contributed to the trust. The warrant, which remains outstanding, is exercisable by the trustee if the Company does not meet certain funding obligations, which obligations would be triggered by certain occurrences, including a change in control or potential change in control, as defined, or failure by the Company to meet its payment obligations under certain covered unfunded plans. The warrant is excluded from the computation of diluted EPS because the conditions upon which the warrant becomes exercisable have not been met.

In December 2021, the Company's Board of Directors authorized the repurchase of up to $2.5 billion of the Company's outstanding common stock at such times, in such amounts, and on such terms, as determined by management to be in the best interest of the Company and its stockholders (the "2021 authorization"). As of December 31, 2025, a total of 13,032,926 shares have been repurchased under the 2021 authorization for $1.2 billion. Both dividends and share repurchases are key strategies employed by the Company to return value to its stockholders.

During 2025, the Company repurchased 1,420,768 shares of common stock for $100 million. During 2024, the Company repurchased 3,001,409 shares of common stock for a cost of $300 million. During 2023, the Company repurchased 1,866,866 shares of common stock for a cost of $150 million.

The Company's charitable foundation held 50,798 issued and outstanding shares of the Company's common stock at December 31, 2025, 2024, and 2023 which are included in treasury stock in the Consolidated Statements of Financial Position and excluded from calculations of diluted EPS.

The following table sets forth the computation of basic and diluted EPS:

	For years ended December 31,		
(In millions, except per share amounts)	**2025**	**2024**	**2023**
Numerator			
Net earnings attributable to Eastman	$ 474	$ 905	$ 894
Denominator			
Weighted average shares used for basic EPS	114.7	116.7	118.6
Dilutive effect of stock options and other award plans	0.9	1.2	0.8
Weighted average shares used for diluted EPS	115.6	117.9	119.4
EPS [1]			
Basic	$ 4.14	$ 7.75	$ 7.54
Diluted	$ 4.10	$ 7.67	$ 7.49

[1] EPS is calculated using whole dollars and shares.

Shares underlying stock options excluded from the 2025, 2024, and 2023 calculations of diluted EPS were 3,229,654, 1,234,513, and 2,409,208, respectively, because the grant price of these options was greater than the average market price of the Company's common stock and the effect of including them in the calculation of diluted EPS would have been antidilutive.

Shares of common stock issued, including shares held in treasury, are presented below:

	For years ended December 31,		
	2025	**2024**	**2023**
Balance at beginning of year	223,588,347	222,762,317	222,348,557
Issued for employee compensation and benefit plans	349,700	826,030	413,760
Balance at end of year	223,938,047	223,588,347	222,762,317

Accumulated Other Comprehensive Income (Loss)

(Dollars in millions)	Cumulative Translation Adjustment	Benefit Plans Unrecognized Prior Service Credits	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Losses on Investments	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2023	$ (297)	$ 11	$ (32)	$ (1)	$ (319)
Period change	(20)	(8)	33	—	5
Balance at December 31, 2024	(317)	3	1	(1)	(314)
Period change	34	149	(29)	—	154
Balance at December 31, 2025	$ (283)	$ 152	$ (28)	$ (1)	$ (160)

Amounts of other comprehensive income (loss) are presented net of applicable taxes. Eastman recognizes deferred income taxes on the cumulative translation adjustment related to branch operations and income from other entities included in the Company's consolidated U.S. tax return. No deferred income taxes are recognized on the cumulative translation adjustment of other subsidiaries outside the United States, as the cumulative translation adjustment is considered to be a component of indefinitely invested, unremitted earnings of these foreign subsidiaries.

Components of total other comprehensive income (loss) recorded in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings are presented below, before tax and net of tax effects:

	For years ended December 31,					
	2025		2024		2023	
(Dollars in millions)	Before Tax	Net of Tax	Before Tax	Net of Tax	Before Tax	Net of Tax
Change in cumulative translation adjustment	$ (9)	$ 34	$ (1)	$ (20)	$ (56)	$ (67)
Defined benefit pension and other postretirement benefit plans:						
Prior service credit arising during the period	208	157	—	—	—	—
Amortization of unrecognized prior service credits included in net periodic costs	(11)	(8)	(11)	(8)	(27)	(21)
Derivatives and hedging:						
Unrealized gain (loss) during period	(59)	(44)	24	18	(36)	(27)
Reclassification adjustment for (gains) losses included in net income, net	20	15	20	15	1	1
Total other comprehensive income (loss)	$ 149	$ 154	$ 32	$ 5	$ (118)	$ (114)

For additional information regarding the impact of reclassifications into earnings, refer to Note 10, "Derivative and Non-Derivative Financial Instruments", and Note 11, "Retirement Plans".

16. ASSET IMPAIRMENTS, RESTRUCTURING, AND OTHER CHARGES, NET

Components of asset impairments, restructuring, and other charges, net, are presented below:

(Dollars in millions)	For years ended December 31,		
	2025	**2024**	**2023**
Asset Impairments			
AM - Advanced interlayers [1]	$ —	$ 5	$ —
AM - Performance films [2]	18	—	—
CI - Intermediates [2]	9	—	—
Other	6	—	—
	33	5	—
Severance Charges			
AFP - Specialty fluids and energy [3]	1	—	—
AM - Advanced interlayers [1]	—	4	—
AM - Performance films [4]	4	—	—
Corporate cost reduction initiatives [5]	34	21	31
	39	25	31
Restructuring and Other Charges			
AFP - Specialty fluids and energy [3]	3	—	—
AM - Advanced interlayers [1]	—	9	—
AM - Performance films [4]	6	—	—
Fibers - Acetate yarn [6]	2	—	6
Profitability improvement initiatives [7]	13	12	—
	24	21	6
Total	$ 96	$ 51	$ 37

[1] Asset impairment charges, severance charges, and site closure costs related to the planned closure of a solvent-based resins production line at an advanced interlayers facility in North America. In addition, inventory adjustments of $4 million and $3 million in the Advanced Materials ("AM") segment and the AFP segment, respectively, were recognized in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings in 2024 related to this closure.

[2] Asset impairment charges related to certain terminated capital projects.

[3] Severance and restructuring charges in 2025 related to the closure of a heat-transfer fluids production line at a specialty fluids and energy facility in North America.

[4] Severance and restructuring charges related to the decommissioning of certain assets at performance films facilities in North America. In addition, inventory adjustments of $2 million in the AM segment were recognized in "Cost of sales" in the Consolidated Statement of Earnings, Comprehensive Income, and Retained Earnings in 2025 related to this decommissioning.

[5] Severance charges related to corporate cost reduction initiatives reported in "Other."

[6] Loss on sale in 2025 related to the 2022 closure of an acetate yarn manufacturing facility in Europe and site closure costs in 2023 related to this closure. In addition, accelerated depreciation of $23 million was recognized in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings in 2023 related to this closure.

[7] Charges related to profitability improvement initiatives reported in "Other."

Reconciliations of the beginning and ending restructuring liability amounts are as follows:

(Dollars in millions)	Balance at January 1, 2025	Provision/ Adjustments	Non-cash Reductions/ Additions	Cash Reductions	Balance at December 31, 2025
Asset impairments	$ —	$ 33	$ (33)	$ —	$ —
Severance costs	23	39	—	(36)	26
Restructuring and other charges	3	24	(6)	(13)	8
Total	$ 26	$ 96	$ (39)	$ (49)	$ 34

(Dollars in millions)	Balance at January 1, 2024	Provision/ Adjustments	Non-cash Reductions/ Additions	Cash Reductions	Balance at December 31, 2024
Asset impairments	$ —	$ 5	$ (5)	$ —	$ —
Severance costs	26	25	—	(28)	23
Restructuring and other charges	—	21	—	(18)	3
Total	$ 26	$ 51	$ (5)	$ (46)	$ 26

(Dollars in millions)	Balance at January 1, 2023	Provision/ Adjustments	Non-cash Reductions/ Additions	Cash Reductions	Balance at December 31, 2023
Severance costs	$ 34	$ 31	$ —	$ (39)	$ 26
Restructuring and other charges	1	6	—	(7)	—
Total	$ 35	$ 37	$ —	$ (46)	$ 26

Substantially all severance charges remaining as of December 31, 2025 are expected to be paid within one year.

17. OTHER (INCOME) CHARGES, NET

	For years ended December 31,		
(Dollars in millions)	**2025**	**2024**	**2023**
Foreign exchange transaction losses (gains), net [1]	$ 9	$ 11	$ 11
(Income) loss from equity investments and other investment (gains) losses, net	1	—	(10)
Other, net [2]	74	36	37
Other (income) charges, net	$ 84	$ 47	$ 38

[1] Net impact of revaluation of foreign entity assets and liabilities and effects of foreign exchange non-qualifying derivatives.
[2] Includes environmental and other costs from previously divested or non-operational sites and product lines, adjustments for discontinued licensing programs, and non-cash charges for discontinued investment programs.

18. SHARE-BASED COMPENSATION PLANS AND AWARDS

2021 Omnibus Stock Compensation Plan

Eastman's 2021 Omnibus Stock Compensation Plan ("2021 Omnibus Plan") was approved by stockholders at the May 6, 2021 Annual Meeting of Stockholders and shall remain in effect until its fifth anniversary. The 2021 Omnibus Plan authorizes the Compensation and Management Development Committee of the Board of Directors to grant awards, designate participants, determine the types and numbers of awards, determine the terms and conditions of awards and determine the form of award settlement. Under the 2021 Omnibus Plan, the aggregate number of shares reserved and available for issuance is 10 million, which consist of shares not previously authorized for issuance under any other plan. The number of shares covered by an award is counted against this share reserve as of the grant date of the award. Shares covered by full value awards (e.g., performance shares and restricted stock awards) are counted against the total number of shares available for issuance or delivery under the plan as 2.5 shares for every one share covered by the award. Any stock distributed pursuant to an award may consist of, in whole or in part, authorized and unissued stock, treasury stock, or stock purchased on the open market. Under the 2021 Omnibus Plan and previous plans, the forms of awards have included restricted stock and restricted stock units, stock options, stock appreciation rights ("SARs"), and performance shares. The 2021 Omnibus Plan is flexible as to the number of specific forms of awards, but provides that stock options and SARs are to be granted at an exercise price not less than 100 percent of the per share fair market value on the date of the grant.

Director Stock Compensation Subplan

Eastman's Amended 2021 Director Stock Compensation Subplan ("Directors' Subplan"), a component of the 2021 Omnibus Plan, remains in effect until terminated by the Board of Directors or the earlier termination of the 2021 Omnibus Plan. The Directors' Subplan provides for structured awards of restricted shares to non-employee members of the Board of Directors. Restricted shares awarded under the Directors' Subplan are subject to the same terms and conditions of the 2021 Omnibus Plan. The Directors' Subplan does not constitute a separate source of shares for grants of equity awards and all shares awarded are part of the 10 million shares authorized under the 2021 Omnibus Plan. Shares of restricted stock are granted on the first day of a non-employee director's initial term of service and shares of restricted stock are granted each year to each non-employee director on the date of the annual meeting of stockholders.

It has been the Company's practice to issue new shares rather than treasury shares for equity awards for compensation plans, including the 2021 Omnibus Plan and the Directors' Subplan, that require settlement by the issuance of common stock and to withhold or accept back shares awarded to cover the related income tax obligations of employee participants. Shares of unrestricted common stock owned by non-employee directors are not eligible to be withheld or acquired to satisfy the withholding obligation related to their income taxes. Shares of unrestricted common stock owned by specified senior management level employees are accepted by the Company to pay the exercise price of stock options in accordance with the terms and conditions of their awards.

Compensation Expense

For 2025, 2024, and 2023, total share-based compensation expense (before tax) of $48 million, $63 million, and $64 million, respectively, was recognized in "Selling, general and administrative expense" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings for all share-based awards of which $10 million, $8 million, and $10 million, respectively, related to stock options. The compensation expense is recognized over the substantive vesting period, which may be a shorter time period than the stated vesting period for qualifying termination eligible employees as defined in the forms of award notice. Stock option compensation expense of $8 million for 2025, $6 million for 2024, and $6 million for 2023 was recognized each year due to qualifying termination eligibility preceding the requisite vesting period.

Stock Option Awards

Options have been granted on an annual basis by the Compensation and Management Development Committee of the Board of Directors under the 2021 Omnibus Plan and predecessor plans to employees. Option awards have an exercise price equal to the closing price of the Company's stock on the date of grant. The term of the options is 10 years with vesting periods that vary up to three years. Vesting usually occurs ratably over the vesting period or at the end of the vesting period. The Company utilizes the Black Scholes Merton option valuation model which relies on certain assumptions to estimate an option's fair value.

The weighted average assumptions used in the determination of fair value for the options awarded in 2025, 2024, and 2023 are provided in the table below:

Assumptions	2025	2024	2023
Expected volatility rate	30.61%	30.21%	30.55%
Expected dividend yield	3.32%	3.82%	3.31%
Average risk-free interest rate	4.42%	4.34%	4.13%
Expected term years	6.8	6.7	6.4

The volatility rate of grants is derived from historical Company common stock price volatility over the same time period as the expected term of each stock option award. The volatility rate is derived by a mathematical formula utilizing the weekly high closing stock price data over the expected term. The expected dividend yield is calculated using the Company's average of the last four quarterly dividend yields. The average risk-free interest rate is derived from the United States Department of Treasury's published interest rates of daily yield curves for the same time period as the expected term. The weighted average expected term reflects the analysis of historical share-based award transactions and includes option swap and reload grants which may have much shorter remaining expected terms than new option grants.

A summary of the activity of the Company's stock option awards for 2025, 2024, and 2023 is presented below:

	2025		2024		2023	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	3,468,800	$ 89	3,824,000	$ 88	3,479,200	$ 88
Granted	408,500	$ 101	390,900	$ 86	409,300	$ 85
Exercised	(36,700)	$ 73	(561,900)	$ 73	(38,200)	$ 68
Cancelled, forfeited, or expired	(49,600)	$ 99	(184,200)	$ 95	(26,300)	$ 94
Outstanding at end of year	3,791,000	$ 91	3,468,800	$ 89	3,824,000	$ 88
Options exercisable at year-end	3,006,100		2,691,100		2,974,100	
Available for grant at end of year	3,473,888		5,008,575		6,698,702	

The following table provides the remaining contractual term and weighted average exercise prices of stock options outstanding and exercisable at December 31, 2025:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding at December 31, 2025	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2025	Weighted-Average Exercise Price
$61-$80	1,006,500	2.9	$ 71	1,004,600	$ 71
$81-$100	1,183,800	5.9	$ 84	810,400	$ 80
$101-$110	1,256,800	5.4	$ 105	847,200	$ 30
$111-$121	343,900	6.2	$ 121	343,900	$ 121
	3,791,000	5.0	$ 91	3,006,100	$ 90

The range of exercise prices of options outstanding at December 31, 2025 is approximately $61 to $121 per share. The aggregate intrinsic value of total options outstanding and total options exercisable at December 31, 2025 is $1 million and $1 million, respectively. Intrinsic value is the amount by which the closing market price of the stock at December 31, 2025 exceeds the exercise price of the option grants.

The weighted average remaining contractual life of all exercisable options at December 31, 2025 is 4.1 years.

The weighted average fair value of options granted during 2025, 2024, and 2023 was $26.99, $21.16, and $21.67, respectively. The total intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023, was $1 million, $16 million, and $1 million, respectively. Cash proceeds received by the Company from option exercises totaled $3 million with an immaterial tax benefit for 2025, $41 million with a $2 million related tax benefit for 2024, and $3 million with an immaterial tax benefit for 2023. The total fair value of shares vested during the years ending December 31, 2025, 2024, and 2023 was $9 million, $9 million, and $8 million, respectively.

A summary of the changes in the Company's nonvested options during the year ended December 31, 2025 is presented below:

Nonvested Options	Number of Options	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2025	777,600	$22.35
Granted	408,500	$26.99
Vested	(351,600)	$24.38
Cancelled, forfeited, or expired	(49,600)	$15.73
Nonvested at December 31, 2025	784,900	$24.28

For nonvested options at December 31, 2025, approximately $1 million in compensation expense will be recognized over the next two years.

Other Share-Based Compensation Awards

In addition to stock option awards, Eastman has awarded long-term performance share awards, restricted stock awards, and SARs. The long-term performance share awards are based upon actual return on capital compared to a target return on capital and total stockholder return compared to a peer group ranking by total stockholder return over a three year performance period. The awards are valued using a Monte Carlo Simulation based model and vest pro-rata over the three year performance period. The number of long-term performance award target shares granted for the 2025-2027, 2024-2026, and 2023-2025 periods were 332 thousand, 339 thousand, and 406 thousand, respectively. The target shares are assumed to be 100 percent of the target shares granted based on the award notice. At the end of the three-year performance period, the actual number of shares awarded can range from zero percent to 250 percent of the target shares granted based on the award notice. The number of restricted stock awards granted during 2025, 2024, and 2023 were 176 thousand, 276 thousand, and 144 thousand, respectively. The fair value of a restricted stock award is equal to the closing stock price of the Company's stock on the date of grant and normally vests over a period of three years. The recognized compensation expense before tax for these other share-based awards in the years ended December 31, 2025, 2024, and 2023 was $38 million, $54 million, and $55 million, respectively. The unrecognized compensation expense before tax for these same type of awards at December 31, 2025 was approximately $61 million and will be recognized primarily over a period of two years.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Included in the line item "Other items, net" of the "Operating activities" section of the Consolidated Statements of Cash Flows are specific changes to certain balance sheet accounts as follows:

	For years ended December 31,		
(Dollars in millions)	**2025**	**2024**	**2023**
Current assets	$ 65	$ (82)	$ 49
Other assets	30	48	45
Current liabilities	(49)	61	(23)
Long-term liabilities and equity	(159)	24	83
Total	$ (113)	$ 51	$ 154

The above changes included transactions such as accrued taxes, deferred taxes, environmental liabilities, monetized positions from raw material and energy, currency, and certain interest rate hedges, equity investment dividends, prepaid insurance, miscellaneous deferrals, value-added taxes, and other miscellaneous accruals.

Cash flows from derivative financial instruments accounted for as hedges are classified in the same category as the item being hedged.

Cash paid for interest and income taxes is as follows:

	For years ended December 31,		
(Dollars in millions)	**2025**	**2024**	**2023**
Interest, net of amounts capitalized	$ 215	$ 203	$ 214
Income taxes, net of refunds	159	111	158
Non-cash investing activities:			
Outstanding trade payables related to capital expenditures	41	73	115

20. SEGMENT AND REGIONAL SALES INFORMATION

Eastman's products and operations are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. The economic factors that impact the nature, amount, timing, and uncertainty of revenue and cash flows vary among the Company's operating segments and the geographical regions in which they operate. "Other" includes sales and costs related to growth initiatives, including the cellulosics biopolymer and circular economy platforms, research and development ("R&D") costs, certain components of pension and other postretirement benefits, and other expenses and income not identifiable to an operating segment and is not included in operating segment results. This operating segment structure is used by the Chief Operating Decision Maker ("CODM"), who has been determined to be the Chief Executive Officer, to make key operating decisions and assess performance of the Company. The CODM evaluates segment operating performance, and makes resource allocation and performance evaluation decisions, based on Adjusted EBIT, defined as the GAAP measure earnings before interest and taxes ("EBIT"), adjusted for non-core, unusual, or non-recurring items. These adjustments allow the CODM to evaluate segment operating performance excluding the effect of transactions, costs, and losses or gains that do not directly result from Eastman's normal, or "core", business and operations, or are otherwise of an unusual or non-recurring nature.

Advanced Materials Segment

In the AM segment, the Company produces and markets polymers, films, and plastics with differentiated performance properties for value-added end-uses in transportation; durables and electronics; building and construction; medical and pharma; and consumables end-markets.

The advanced interlayers product line includes polyvinyl butyral sheet and polyvinyl butyral intermediates. The performance films product line primarily consists of window films and protective films products for aftermarket applied films. The specialty plastics product line consists of two primary products: copolyesters and cellulosic biopolymers.

Product Lines	Percentage of Total Segment Sales		
	2025	2024	2023
Advanced interlayers	32%	33%	34%
Performance films	19%	20%	21%
Specialty plastics	49%	47%	45%
Total	100%	100%	100%

Sales by Customer Location	Percentage of Total Segment Sales		
	2025	2024	2023
United States and Canada	33%	31%	32%
Asia Pacific	36%	37%	35%
Europe, Middle East, and Africa	25%	26%	27%
Latin America	6%	6%	6%
Total	100%	100%	100%

Additives & Functional Products Segment

In the AFP segment, the Company manufactures materials for products in the food, feed, and agriculture; transportation; water treatment and energy; personal care and wellness; building and construction; consumables; and durables and electronics end-markets.

The care additives product line consists of amine derivative-based building blocks for the production of flocculants, intermediates for surfactants, fumigants, fungicides, plant growth regulators and organic acid-based solutions. The coatings additives product line can be broadly classified as polymers and additives and solvents and includes specialty coalescents, specialty solvents, paint additives, and specialty polymers. The functional amines product lines include methylamines and salts, and higher amines and solvents. In the specialty fluids product line, the Company produces heat transfer and aviation fluids products.

Product Lines	Percentage of Total Segment Sales		
	2025	2024	2023
Care additives	38%	37%	37%
Coatings additives	27%	28%	27%
Functional amines	19%	19%	18%
Specialty fluids and energy	16%	16%	18%
Total	100%	100%	100%

Sales by Customer Location	Percentage of Total Segment Sales		
	2025	2024	2023
United States and Canada	43%	43%	42%
Asia Pacific	19%	21%	21%
Europe, Middle East, and Africa	31%	30%	31%
Latin America	7%	6%	6%
Total	100%	100%	100%

Chemical Intermediates Segment

Eastman leverages large scale and vertical integration from the cellulosic biopolymers and acetyl and olefins streams to support the Company's specialty operating segments with advantaged cost positions. The CI segment sells excess intermediates beyond the Company's internal specialty needs into end-markets such as industrial chemicals and processing, building and construction, health and wellness, and food and feed.

The intermediates product line produces olefin derivatives, acetyl derivatives, ethylene, and commodity solvents. The plasticizers product line consists of a unique set of primary non-phthalate and phthalate plasticizers and a range of targeted non-phthalate plasticizers.

Product Lines	Percentage of Total Segment Sales		
	2025	2024	2023
Intermediates	76%	75%	78%
Plasticizers	24%	25%	22%
Total	100%	100%	100%

Sales by Customer Location	Percentage of Total Segment Sales		
	2025	2024	2023
United States and Canada	71%	70%	71%
Asia Pacific	7%	7%	8%
Europe, Middle East, and Africa	17%	18%	17%
Latin America	5%	5%	4%
Total	100%	100%	100%

Fibers Segment

In the Fibers segment, Eastman manufactures and sells acetate tow and triacetin plasticizers for use in filtration media, primarily cigarette filters; cellulosic filament yarn and staple fibers for use in apparel under the brand Naia™, home furnishings, and industrial fabrics; nonwoven media for use in filtration and friction applications, used primarily in transportation, industrial, and agricultural end-markets; and cellulose acetate flake and acetyl raw materials for other acetate fiber producers.

	Percentage of Total Segment Sales		
Product Lines	**2025**	**2024**	**2023**
Acetate tow	69%	69%	70%
Acetate yarn and fiber	11%	13%	11%
Acetyl chemical products	14%	13%	14%
Nonwovens	6%	5%	5%
Total	100%	100%	100%

	Percentage of Total Segment Sales		
Sales by Customer Location	**2025**	**2024**	**2023**
United States and Canada	23%	21%	21%
Asia Pacific	37%	36%	35%
Europe, Middle East, and Africa	36%	41%	42%
Latin America	4%	2%	2%
Total	100%	100%	100%

For year ended December 31, 2025

(Dollars in millions)	Advanced Materials		Additives & Functional Products		Chemical Intermediates		Fibers		Total Operating Segments	
Sales	$	2,880	$	2,880	$	1,925	$	1,050	$	8,735
Cost of sales		2,193		2,129		1,841		686	$	6,849
Selling, general and administrative expenses		262		180		97		65	$	604
Other segment items [1]		76		55		25		14	$	170
Adjusted EBIT		349		516		(38)		285		1,112

Reconciliation of segment Adjusted EBIT to consolidated earnings before income taxes ("EBT"):

Other adjusted EBIT [2]		(182)
Non-core items impacting EBIT		
Cost of sales impact from restructuring activities [3]		(2)
Asset impairments, restructuring, and other charges, net [3]		(96)
Mark-to-market pension and other postretirement benefits gain (loss), net [4]		6
Environmental and other costs [5]		(62)
Net interest expense		(208)
Consolidated EBT	$	568

For year ended December 31, 2025

	Advanced Materials		Additives & Functional Products		Chemical Intermediates		Fibers		Total Operating Segments		Other		Total Consolidated	
Depreciation and amortization expense	$	205	$	143	$	97	$	64	$	509	$	4	$	513
Capital expenditures		332		78		77		37		524		22		546
Assets [6]		5,705		4,668		1,646		1,020		13,039		1,820		14,859

[1]   Other segment items for each reportable segment includes research and development expenses, other components of post-employment (benefit) cost, net, and other (income) charges, net.

[2]   Other is not considered an operating segment. Other includes sales and costs from growth initiatives and businesses, R&D costs, pension and other postretirement benefit plans income (expense), net, and other income (charges), net that are not identifiable to an operating segment.

[3]   See Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", for a description of included items.

[4]   Actuarial gains and losses resulting from the changes in discount rates and other actuarial assumptions and the difference between actual and expected returns on plan assets during the period.

[5]   Environmental and other costs from previously divested businesses, non-operational sites and product lines, and discontinued programs.

[6]   Segment assets include accounts receivable, inventory, fixed assets, goodwill, and intangible assets.

For year ended December 31, 2024

(Dollars in millions)	Advanced Materials	Additives & Functional Products	Chemical Intermediates	Fibers	Total Operating Segments
Sales	$ 3,050	$ 2,862	$ 2,134	$ 1,318	$ 9,364
Cost of sales	2,215	2,107	1,901	775	$ 6,998
Selling, general and administrative expenses	292	204	112	74	$ 682
Other segment items [1]	79	61	20	15	$ 175
Adjusted EBIT	464	490	101	454	1,509

Reconciliation of segment Adjusted EBIT to consolidated EBT:

Other adjusted EBIT [2]	(211)
Non-core items impacting EBIT	
Cost of sales impact from restructuring activities [3]	(7)
Asset impairments, restructuring, and other charges, net [3]	(51)
Mark-to-market pension and other postretirement benefits gain (loss), net [4]	54
Environmental and other costs [5]	(16)
Net interest expense	(200)
Consolidated EBT	$ 1,078

For year ended December 31, 2024

	Advanced Materials	Additives & Functional Products	Chemical Intermediates	Fibers	Total Operating Segments	Other	Total Consolidated
Depreciation and amortization expense	$ 194	$ 146	$ 99	$ 64	$ 503	$ 6	$ 509
Capital expenditures	403	68	65	42	578	21	599
Assets [6]	5,735	4,608	1,586	1,075	13,004	2,209	15,213

[1] Other segment items for each reportable segment includes research and development expenses, other components of post-employment (benefit) cost, net, and other (income) charges, net.

[2] Other is not considered an operating segment. Other includes sales and costs from growth initiatives and businesses, R&D costs, pension and other postretirement benefit plans income (expense), net, and other income (charges), net that are not identifiable to an operating segment.

[3] See Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", for a description of included items.

[4] Actuarial gains and losses resulting from the changes in discount rates and other actuarial assumptions and the difference between actual and expected returns on plan assets during the period.

[5] Environmental and other costs from previously divested businesses, non-operational sites and product lines, and discontinued programs.

[6] Segment assets include accounts receivable, inventory, fixed assets, goodwill, and intangible assets.

For year ended December 31, 2023

(Dollars in millions)	Advanced Materials		Additives & Functional Products		Chemical Intermediates		Fibers		Total Operating Segments	
Sales	$	2,932	$	2,834	$	2,143	$	1,295	$	9,204
Cost of sales		2,221		2,140		1,895		789		7,045
Selling, general and administrative expenses		295		200		119		72		686
Other segment items [1]		73		58		18		12		161
Adjusted EBIT		343		436		111		422		1,312
Reconciliation of segment Adjusted EBIT to consolidated EBT:										
Other adjusted EBIT [2]										(215)
Non-core items impacting EBIT										
Cost of sales impact from restructuring activities [3]										(23)
Asset impairments, restructuring, and other charges, net [3]										(37)
Mark-to-market pension and other postretirement benefits gain (loss), net [4]										(53)
Environmental and other costs [5]										(13)
Net gain on divested business [6]										323
Unusual items impacting EBIT										
Steam line incident insurance proceeds [7]										8
Net interest expense										(215)
Consolidated EBT									$	1,087

For year ended December 31, 2023

	Advanced Materials		Additives & Functional Products		Chemical Intermediates		Fibers		Total Operating Segments		Other		Total Consolidated	
Depreciation and amortization expense	$	161	$	143	$	103	$	86	$	493	$	5	$	498
Capital expenditures		608		88		68		36		800		28		828

[1] Other segment items for each reportable segment includes research and development expenses, other components of post-employment (benefit) cost, net, and other (income) charges, net.

[2] Other is not considered an operating segment. Other includes sales and costs from growth initiatives and businesses, R&D costs, pension and other postretirement benefit plans income (expense), net, and other income (charges), net that are not identifiable to an operating segment.

[3] See Note 16, "Asset Impairments, Restructuring, and Other Charges, Net", for a description of included items.

[4] Actuarial gains and losses resulting from the changes in discount rates and other actuarial assumptions and the difference between actual and expected returns on plan assets during the period.

[5] Environmental and other costs from previously divested businesses, non-operational sites and product lines, and discontinued programs.

[6] Sale of the Company's operations in Texas City, Texas (excluding the plasticizers operations). See Note 2, "Divestitures", for a description of the transaction.

[7] From the previously reported operational incident at the Kingsport site as a result of a steam line failure (the "steam line incident").

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

			For years ended December 31,				
(Dollars in millions)		**2025**		**2024**		**2023**
Sales by Segment						
Advanced Materials	$	2,880	$	3,050	$	2,932
Additives & Functional Products		2,880		2,862		2,834
Chemical Intermediates		1,925		2,134		2,143
Fibers		1,050		1,318		1,295
Total Sales by Operating Segment		8,735		9,364		9,204
Other		17		18		6
Consolidated Sales	$	8,752	$	9,382	$	9,210

Sales are attributed to geographic areas based on customer location.

			For years ended December 31,				
(Dollars in millions)		**2025**		**2024**		**2023**
Geographic Information						
Sales						
United States	$	3,662	$	3,773	$	3,794
China		950		1,073		974
All other foreign countries		4,140		4,536		4,442
Total	$	8,752	$	9,382	$	9,210

Long-lived assets are attributed to geographic areas based on asset location.

			December 31,		
		2025		**2024**
Net properties				
United States	$	4,642	$	4,548
All foreign countries		1,089		1,067
Total	$	5,731	$	5,615

21. RESERVE ROLLFORWARDS

Valuation and Qualifying Accounts

(Dollars in millions)

	Balance at January 1, 2025	Additions: Charges (Credits) to Cost and Expense	Other Accounts	Deductions	Balance at December 31, 2025
Reserve for:					
Credit losses	$ 15	$ (1)	$ —	$ —	$ 14
LIFO inventory	375	(37)	—	—	338
Non-environmental asset retirement obligations	53	3	—	—	56
Environmental contingencies	284	49	—	15	318
Deferred tax valuation allowance	686	61	(16)	—	731
	$ 1,413	$ 75	$ (16)	$ 15	$ 1,457

(Dollars in millions)

	Balance at January 1, 2024	Additions: Charges (Credits) to Cost and Expense	Other Accounts	Deductions	Balance at December 31, 2024
Reserve for:					
Credit losses	$ 17	$ (2)	$ —	$ —	$ 15
LIFO inventory	421	(46)	—	—	375
Non-environmental asset retirement obligations	51	2	—	—	53
Environmental contingencies	284	13	—	13	284
Deferred tax valuation allowance	183	(8)	511	—	686
	$ 956	$ (41)	$ 511	$ 13	$ 1,413

(Dollars in millions)

	Balance at January 1, 2023	Additions: Charges (Credits) to Cost and Expense	Other Accounts	Deductions	Balance at December 31, 2023
Reserve for:					
Credit losses	$ 15	$ 2	$ —	$ —	$ 17
LIFO inventory	493	(72)	—	—	421
Non-environmental asset retirement obligations	51	1	—	1	51
Environmental contingencies	274	26	—	16	284
Deferred tax valuation allowance	258	(76)	1	—	183
	$ 1,091	$ (119)	$ 1	$ 17	$ 956

See Note 1, "Significant Accounting Policies", Note 3, "Inventories", Note 8, "Income Taxes", and Note 13, "Environmental Matters and Asset Retirement Obligations", for additional information.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on Eastman Chemical Company common stock from December 31, 2020, through December 31, 2025, to that of the Standard & Poor's ("S&P") 500 Index, S&P SmallCap 600 Index, and the S&P Composite 1500 Chemicals Index. As s result of the S&P 500 Index rebalance, Eastman moved to into the S&P SmallCap 600 Index. Therefore both indices are presented in the current year.

Cumulative total return represents the change in stock price and the amount of dividends received during the indicated period, assuming reinvestment of dividends. The graph assumes an investment of $100 on December 31, 2020. All data in the graph have been provided by S&P Capital IQ. The stock performance shown in the graph is included in response to Securities and Exchange Commission ("SEC") requirements and is not intended to forecast or to be indicative of future performance.



Company Name / Index	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Eastman Chemical Company	100	123.54	86.01	98.62	103.66	75.81
S&P 500 Index	100	128.71	105.40	133.10	166.40	196.16
S&P SmallCap 600 Index	100	126.82	106.40	123.48	134.22	142.30
S&P Composite 1500 Chemicals Index	100	125.94	111.31	123.66	122.34	119.03

In accordance with SEC requirements, the return for each issuer has been weighted according to the respective issuer's stock market capitalization at the beginning of each period for which a return is indicated.

EASTMAN

STOCKHOLDER INFORMATION

Corporate Offices

Eastman Chemical Company

200 S. Wilcox Drive

P. O. Box 431

Kingsport, TN 37662-5280 U.S.A.

http://www.eastman.com

Stock Transfer Agent and Registrar

Inquiries and changes to stockholder accounts should be directed

to our transfer agent:

Equiniti Trust Company, LLC ("EQ")

55 Challenger Road, Floor 2

Ridgefield Park, NJ 07660

In the United States: 800-937-5449

Outside the United States: (1) 212-936-5100 or (1) 718-921-8200

http://www.equiniti.com

2026 Annual Meeting

Virtual via live webcast (https://register.proxypush.com/emn)

May 7, 2026

11:30 a.m. EDT

Eastman Stockholder Information

877-EMN-INFO (877-366-4636)

http://www.eastman.com

Stockholders of record at year-end 2025: 9,520

Shares outstanding at year-end 2025: 114,097,314

Employees at year-end 2025: approximately 13,000

Stock Exchange Listing

Eastman Chemical Company common stock is listed and traded on

the New York Stock Exchange under the ticker symbol EMN.

Annual Report on Form 10-K

Eastman's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission, is available upon written request of any stockholder to Eastman Chemical Company, P.O. Box 431, Kingsport, Tennessee 37662-5280, Attention: Investor Relations. This information is also available via the Internet at Eastman's Web site (www.eastman.com) in the investor information section, and on the SEC's website (www.sec.gov).

Board of Directors

Humberto P. Alfonso
Retired Executive Vice President and
Chief Financial Officer
Information Services Group

Damon J. Audia
Senior Vice President and Chief
Financial Officer
AGCO Corporation

Brett D. Begemann
Retired Chief Operating Officer
of Crop Science Division
Bayer AG

Eric L. Butler
Retired Executive Vice President and
Chief Administrative Officer
Union Pacific Corporation

Mark J. Costa
Chief Executive Officer
and Board of Directors Chair
Eastman Chemical Company

Linnie M. Haynesworth
Retired Sector Vice President and
General Manager
Northrup Grumman Corporation

Julie F. Holder
Retired Senior Vice President
The Dow Chemical Company

Renée J. Hornbaker
Retired Executive Vice President and
Chief Financial Officer
Stream Energy

Kim Ann Mink
Retired President and Chief Executive
Officer
Innophos Holdings, Inc.

James J. O'Brien
Retired Chairman of the Board and Chief
Executive Officer
Ashland Inc.

Donald W. Slager
Retired Chief Executive Officer
Republic Services, Inc.

Executive Officers

Mark J. Costa
Chief Executive Officer

Brad A. Lich
Executive Vice President and Chief
Commercial Officer

William T. McLain, Jr.
Executive Vice President and Chief
Financial Officer

B. Travis Smith
Executive Vice President, Additives &
Functional Products, Manufacturing,
WWE&C and HSE

Stephen G. Crawford
Executive Vice President, Chief
Technology and Sustainability Officer

Iké G. Adeyemi
Senior Vice President, Chief Legal
Officer and Corporate Secretary

Michelle H. Caveness
Senior Vice President and Chief
Manufacturing Officer

Adrian J. Holt
Senior Vice President, Chief Human
Resources Officer

Julie A. McAlindon
Senior Vice President, Regions and
Chief Supply Chain Officer

Michelle R. Stewart
Vice President, Chief Accounting
Officer and Corporate Controller

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Eastman Corporate Headquarters
P.O. Box 431
Kingsport, TN 37662-5280 U.S.A.

U.S.A. and Canada, 800-EASTMAN (800-327-8626)
Other locations, +(1) 423-229-2000

eastman.com/locations

Although the information and recommendations set forth herein are presented in good faith, Eastman Chemical Company ("Eastman") and its subsidiaries make no representations or warranties as to the completeness or accuracy thereof. You must make your own determination of its suitability and completeness for your own use, for the protection of the environment, and for the health and safety of your employees and purchasers of your products. Nothing contained herein is to be construed as a recommendation to use any product, process, equipment, or formulation in conflict with any patent, and we make no representations or warranties, express or implied, that the use thereof will not infringe any patent. NO REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR OF ANY OTHER NATURE ARE MADE HEREUNDER WITH RESPECT TO INFORMATION OR THE PRODUCT TO WHICH INFORMATION REFERS AND NOTHING HEREIN WAIVES ANY OF THE SELLER'S CONDITIONS OF SALE.

Safety Data Sheets providing safety precautions that should be observed when handling and storing our products are available online or by request. You should obtain and review available material safety information before handling our products. If any materials mentioned are not our products, appropriate industrial hygiene and other safety precautions recommended by their manufacturers should be observed.

© 2026 Eastman. Eastman brands referenced herein are trademarks of Eastman or one of its subsidiaries or are being used under license. Non-Eastman brands referenced herein are trademarks of their respective owners.